# Toward a Healthier World

Pfizer's outstanding success is enabling us to bring medicines to people who otherwise would not have them. People like Simon Mdakane of South Africa, who received a Pfizer drug free of charge to fight a life-threatening infection that often strikes patients with HIV/AIDS.







**ALSO IN THIS REPORT**

- **Lipitor**
  Taken by 28 million people—and counting
- **The Share Card**
  Affordable medicines for U.S. seniors
- **The Acquisition**
  What Pharmacia will bring to Pfizer
- **R&D**
  Five compounds in our pipeline that could change lives



2002 Annual Report Pfizer

CONTENTS





**Our cover story,** on Simon Mdakane of South Africa and the Diflucan Partnership Program, can be found on page 21.

## FINANCIAL HIGHLIGHTS

| | YEAR ENDED DECEMBER 31 | | | % CHANGE | |
|---|---|---|---|---|---|
| (MILLIONS, EXCEPT PER COMMON SHARE DATA) | **2002** | 2001 | 2000 | **02/01** | 01/00 |
| Revenues | **$32,373** | $29,024 | $26,045 | **12** | 11 |
| Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principle | **11,796** | 9,984 | 5,501 | **18** | 81 |
| Provision for taxes on income | **2,609** | 2,433 | 1,946 | **7** | 25 |
| Discontinued operations—net of tax | **355** | 251 | 184 | **41** | 36 |
| Cumulative effect of a change in accounting principle—net of tax | **(410)** | — | — | * | — |
| Net income | **9,126** | 7,788 | 3,726 | **17** | 109 |
| Diluted earnings per common share | **1.46** | 1.22 | .59 | **20** | 107 |
| Research and development expenses | **5,176** | 4,776 | 4,374 | **8** | 9 |
| Merger-related costs | **630** | 819 | 3,223 | **(23)** | (75) |
| Property, plant and equipment additions | **1,758** | 2,105 | 2,073 | **(16)** | 2 |
| Cash dividends paid | **3,168** | 2,715 | 2,197 | **17** | 24 |
| Cash dividends paid per common share | **.52** | .44 | .36 | **18** | 22 |
| Shareholders' equity per common share | **3.27** | 2.95 | 2.58 | **11** | 14 |
| Weighted average shares—diluted | **6,241** | 6,361 | 6,368 | **(2)** | — |
| Number of common shares outstanding | **6,162** | 6,277 | 6,314 | **(2)** | (1) |

All financial data for 2002, 2001 and 2000 reflect our confectionery, shaving and fish-care products businesses, as well as certain women's health product lines, as discontinued operations.

*In 2002, as a result of adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we recorded non-cash pre-tax charges* of $565 million ($410 million net of tax). These charges are recorded as a cumulative effect of a change in accounting principle as of the beginning of 2002.

*Merger-related costs* for 2002, 2001 and 2000 include transaction, integration and restructuring costs related to our merger with Warner-Lambert Company on June 19, 2000. *Merger-related costs* in 2002 also include pre-integration costs associated with our proposed acquisition of Pharmacia Corporation.

*Calculation not meaningful.



"Amid great economic uncertainty, Pfizer again delivered industry-leading results."

**Hank McKinnell** CHAIRMAN AND CEO

To our shareholders:

## 2002 was a challenging year for all corporations. By any measure, Pfizer rose to the challenge as we pursued our goal of moving "Beyond Number One."

Amid great economic uncertainty, with company after company failing to meet its goals, Pfizer again delivered industry-leading results, achieving strong top-line and exceptional bottom-line growth. Our human pharmaceutical, animal health and consumer health care businesses all generated revenue growth at the top of their peer groups. We marketed more category-leading prescription medicines than any other company. We continued to support these products while dedicating $5.2 billion to research and development—tops in the industry—and now boast an R&D pipeline of potential new medicines that few, if any, other companies can equal.

In July, we entered into an agreement to buy Pharmacia, one of the world's most respected pharmaceutical companies. This is a step that will extend our lead globally, making us number one in every major region (see story on page 3). I thank my Pfizer colleagues for their tremendous commitment to our performance and results during the past few months while they have helped to ready the company for unified operations.

Pfizer remained apart from the scandals that repeatedly rocked the corporate sector and undermined public confidence during 2002. As one of the first companies to establish a dedicated corporate governance function, we were already in compliance with most of the new standards instituted by Congress and the New York Stock Exchange in 2002. Our Board of Directors received the prestigious Spencer Stuart/Wharton Board Excellence Award in recognition of its independent oversight. The top officers of our company took pride in personally certifying our financial results, not only for 2002 but for the prior year as well.

The combination of our success in the market and our core of values enabled us to break new ground in addressing another major challenge in 2002: how to provide access to health and health care for people in societies everywhere. President Bush focused the world on this issue in



The PFIZER LEADERSHIP TEAM brings together a group with diverse backgrounds, fresh perspectives and a wealth of experience, both at Pfizer and elsewhere in the business world.

BOTTOM ROW, FROM RIGHT: HANK MCKINNELL, Chairman and CEO; DAVID SHEDLARZ, Executive Vice President, Pfizer Inc, Chief Financial Officer; KAREN KATEN, Executive Vice President, Pfizer Inc, President, Pfizer Pharmaceuticals Group. MIDDLE ROW, FROM RIGHT: ROB NORTON, Senior Vice President, Pfizer Inc, Corporate Human Resources; JEFF KINDLER, Senior Vice President, Pfizer Inc, General Counsel. TOP ROW, FROM RIGHT: JOHN MITCHELL, Senior Vice President, Pfizer Inc, President, Pfizer Global Manufacturing; CHUCK HARDWICK, Senior Vice President, Pfizer Inc, Corporate Affairs; PETER CORR, Senior Vice President, Pfizer Inc, Science and Technology.

January with his dramatic pledge of new assistance to fight HIV/AIDS in the developing world. The Bush plan seeks to bolster existing initiatives in prevention, education and treatment. By its nature, it also acknowledges that no single entity—be it government, corporation, academic institution, nongovernmental organization or any other—can solve the access problem alone. Solutions will be found only if each of us does our part—and even more importantly, if we all work together.

The story of Simon Mdakane, the young man pictured on the cover of this report, is a case in point. A year ago, Simon was diagnosed with esophageal candidiasis, an often-fatal opportunistic fungal infection that strikes many people with AIDS. Through the Diflucan Partnership Program—jointly initiated in 2000 by Pfizer and the Government of South Africa—Simon began receiving Pfizer's antifungal drug Diflucan free of charge and has since been largely symptom-free.

The Diflucan Partnership—now expanded to include other developing countries hardest hit by the AIDS epidemic—is one of several innovative and far-reaching access programs sponsored by Pfizer. Through the International Trachoma Initiative, our antibiotic Zithromax is helping to dramatically decrease the incidence of trachoma, the world's leading cause of preventable blindness, in countries such as Morocco, Tanzania and Vietnam. In the U.S., our Sharing the Care program has been providing medicines free of charge to eligible patients for 10 years. This past year, we also launched the Pfizer for Living Share Card, through which eligible Medicare recipients can purchase 30-day prescriptions of a Pfizer drug for a flat $15 fee. With America's elderly population on pace to double during the next 50 years, we fervently hope that Congress will act swiftly to create appropriate prescription drug coverage under Medicare. Until then, our goal is to enroll as many patients as possible in the Pfizer for Living Share Card.

In all, Pfizer donates $2 million every working day to provide medicine, medical care and community service to people who need help—a commitment that earned us *The Chronicle of Philanthropy*'s designation as the world's most generous company in 2002. Some of our most thoughtful shareholders have asked me why Pfizer should be so engaged in philanthropy—and in international philanthropy in particular. My answer is that doing so is part of the fabric of our business strategy. When we help patients in need, we enhance our standing with physicians,

THE PHARMACIA ACQUISITION

## Moving Beyond Number One

As this report went to press, Pfizer was awaiting final regulatory approval for its proposed acquisition of Pharmacia, our partner since 1998 in copromoting Celebrex, the world's leading prescription arthritis medicine, and a newer arthritis product, Bextra. In December 2002, shareholders from both companies overwhelmingly voted their support of the transaction.

The acquisition of Pharmacia will enable Pfizer to significantly extend its leadership position in the global pharmaceutical industry—a high-risk, high-reward business in which only the very strongest companies can hope to achieve sustained success.

Pharmacia is a world leader in a number of specialty therapeutic areas in which Pfizer does not currently participate. In oncology, for example, Pharmacia markets Camptosar, one of the most widely prescribed cancer medicines in the world. In ophthalmology, it markets Xalatan, the world's leading treatment for glaucoma, which can lead to blindness. Virtually all of Pharmacia's most prescribed medicines are patent-protected in major markets through the end of this decade, and in some cases beyond, reducing Pfizer's exposure to patent expiration.

Pharmacia will also bring to Pfizer a host of promising new compounds at every stage of the research and development process, creating a pipeline unprecedented in its depth and breadth. We expect to file at least 20 of these new medicines for regulatory approval by the end of 2006—more than any other pharmaceutical company. In short, through this acquisition, Pfizer will be able to progress much further and much faster toward our mission of becoming the world's most valued company to patients, customers, colleagues, shareholders, business partners and the communities where we work and live.

"BY WORKING TOGETHER WITH OTHERS,
WE CAN DO MORE GOOD FOR MORE PEOPLE THAN
ANY OTHER COMPANY ON THE PLANET."
—HANK MCKINNELL

**1**

We will be the number one pharmaceutical company in every major market around the world

**200**

We will have over 200 projects in our development pipeline, with over 100 new molecular entities

**A truly superior company**

**14**

Our portfolio will include 14 number one medicines across a range of major therapeutic categories

**20**

We will invest more than $20 million every business day in discovering and developing new medicines

**165**

An estimated 165 million people took a Pfizer or Pharmacia prescription medicine in 2002

"ONLY COMPANIES LIKE OURS HAVE THE EXPERTISE TO CREATE AND DELIVER SCIENCE-BASED THERAPIES THAT SAVE OR IMPROVE THE LIVES OF MILLIONS OF PEOPLE—AND THE WILLINGNESS TO RISK MANY YEARS AND HUNDREDS OF MILLIONS OF DOLLARS IN THE TRYING."

win respect in local communities and create better working relationships with regulatory authorities. When we keep people out of hospitals and enable them to function as productive members of society, we bolster economies and become the allies of governments. In short, we show people that we are part of the health care solution, rather than part of the problem. That's good for our business, good for our shareholders and good for the world.

More broadly, beyond our focus on health care, Pfizer has a long history of good corporate citizenship demonstrated through a wide range of partnerships that help to improve communities around the world. We gave formal expression to those efforts during 2002 by becoming the first U.S. pharmaceutical company and largest U.S. company overall to sign the United Nations Global Compact. Created in July of 2000 by U.N. Secretary-General Kofi Annan, the Global Compact seeks to bring the benefits of globalization to all nations. As a signer, we apply the Global Compact's nine principles to help shape our economic, social and environmental approaches to business policies and operations.

### DRIVING ACCESS THROUGH SCIENCE

Of course, creating access to health and health care is about much more than philanthropy. At Pfizer, access begins with the efforts of our 12,000-plus scientists—the world's largest privately funded R&D organization—to create new generations of breakthrough treatments and study them in thousands of people worldwide.

In the world today, such work is almost exclusively the province of research-based pharmaceutical companies. Only companies like ours have the expertise to create and deliver science-based therapies that save or improve the lives of millions of people—and the willingness to risk many years and hundreds of millions of dollars in the trying. Among research-based pharmaceutical companies, Pfizer is the leader, spending $100 million every week on discovering and developing new medicines.

We also create access through our many alliances with other leading companies to develop new compounds and deliver them to markets around the globe; through the valuable knowledge we share with caregivers and patients about our products and the conditions they are designed to treat; and through our growing presence in all of the world's major markets. In each of these endeavors, we are at the forefront of meeting the health care challenges of the 21st century.

### BUILDING ON STRENGTH

In gearing for the future, we also draw on the strength of our 154-year heritage. One source of that strength was our former Chairman and CEO, Ed Pratt, who passed away in September, and to whose memory we dedicate this Annual Report. Ed's legacy is apparent in the ongoing evolution of the Pfizer Leadership Team, which saw some important new additions in 2002. In June, Dr. Peter B. Corr became Senior Vice President, Science and Technology, succeeding Dr. John F. Niblack as head of our research operations. In August, Chuck Hardwick was named Senior Vice President, Corporate Affairs, succeeding Lou Clemente. While we will greatly miss John and Lou, their successors bring both perspective and experience to their new positions, confirming the depth of diverse talent in our organization.

We will also miss Harry Kamen, former Chairman of Metropolitan Life Insurance Company, who is retiring after seven years of distinguished service on our Board.

In sum, I have never been more excited and optimistic about Pfizer's prospects—not only to grow and provide value to our customers, patients and shareholders, but more broadly, to act as a force for good in the world. By working together with others, we can do more good for more people than any other company on the planet.

The partnership model we follow says that turning the tide of AIDS and other major threats to human health will take many years and many hands, but that lasting changes can be made. I sincerely believe that as the new century unfolds, we will roll back the rising tide of all diseases and change the hopelessness and despair that grips those in need. I am proud to be associated with a company that is playing such an important part, and I hope you are, too.

**Hank McKinnell**
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
February 27, 2003

The job of any research-based pharmaceutical company is to develop safe, effective medicines. At Pfizer, we believe it's equally important to create access to those medicines whether through the new treatments we discover and develop in our laboratories; the products we make that are taken by millions of people every day; the health knowledge we share with caregivers and patients; or our patient assistance programs in the U.S. and abroad. In the following group of stories, you'll see how we are working, in all these endeavors, Toward a Healthier World.



"Now that the human genome has been mapped, pharmaceutical industry research has become an even better bet. With wise, prudent, targeted research, patients facing cancer can expect to see even better medical solutions to their problems. Aggressive R&D in the pharmaceutical industry makes the hopeful side of cancer more hopeful than ever before."

**Dr. John Seffrin**
CHIEF EXECUTIVE OF THE AMERICAN CANCER SOCIETY

# Hope in the Pipeline

NEW TREATMENTS FOR
CANCER, MALARIA, AIDS AND SMOKING ADDICTION

It's been 30 years since President Nixon launched the War on Cancer, and the results have been decidedly mixed. Spectacular advances— even cures— have been made against some forms of the disease, while in other areas, hope is still measured in months or weeks.

One obstacle is that cancer isn't really a single disorder— it's many different disorders that develop in different ways. That's meant that an advance in treating, say, testicular cancer hasn't always translated into equal gains against cancers of the lung or pancreas. But now scientists are identifying specific genes and proteins that drive growth in many different kinds of cancers. At Pfizer, one of our experimental compounds, CI-1033, targets just such a mechanism. Of course, it's early days, and the drug has yet to enter extensive clinical trials. But if the promise of CI-1033 is borne out, one day cancer patients could be measuring hope on an entirely different scale.

Our work in cancer is just one example of how the world's largest privately funded biomedical research organization is focused on providing hope for those with unmet medical needs. In therapeutic areas ranging from cancer to infectious disease to cardiovascular and metabolic disorders to mental illness and disorders of the central nervous system, Pfizer researchers seek to develop only those medicines that are first or best in class. In other words, if a new compound doesn't employ a completely unique mechanism of action, work more effectively than existing treatments or significantly reduce side effects, we won't put our research dollars behind it.

Indeed, our ability to create such treatments has never been greater. Armed with sophisticated new technologies such as genomics and high-throughput screening, our scientists are exploring thousands of newly identified genes and proteins that govern disease processes, while conducting guided searches among millions of compounds for those with the potential to block or enhance the activity of these potential targets.

Of course, we are not alone in our efforts. But in the search for more effective medicines, the company with the best minds, the broadest access to new targets, the most extensive libraries of chemical compounds and the greatest number of quality discovery programs in different disease areas has the best odds of creating the treatments of the future.

By any measure, that company is Pfizer.

Pfizer spends $100 million each week to develop life-saving and life-extending treatments for people around the world.

## Cancer's Weakest Link?

A family of four receptors called erbB are found on the surface of cancerous cells in 90 percent of all tumors. Their role: to help drive uncontrolled growth. Many new cancer-fighting drugs target one of the erbB receptors, but only a unique Pfizer compound called **CI-1033** inhibits all four. That gives it the potential to treat a broad range of tumors, possibly more effectively than existing treatments. CI-1033 is one of more than a dozen innovative compounds in Pfizer's *development cancer pipeline.*

## The Path of Least Resistance

A preliminary study has shown that adding our antibiotic **Zithromax** to chloroquine, a standard therapy for malaria, is effective against drug-resistant forms of the disease. Now we are trying to confirm our results in large-scale clinical studies. Malaria affects hundreds of millions of people worldwide, and resistant forms are spreading rapidly.



"CI-1033 is the result of some rather elegant science carried out by Pfizer Discovery colleagues. Using computer-generated models, we were among the first to show that highly potent compounds could be identified that specifically blocked the critically important erbB pathway in cancer."

**Dr. Wayne Klohs**
CI-1033 DEVELOPMENT TEAM LEADER, PFIZER



"Malaria is a major health threat in the developing world. A Zithromax-chloroquine combination would offer an important new treatment option because there already is extensive safety data on both drugs that would support its use not only in adults, but in children as well."

**Dr. Michael Dunne**
WORLDWIDE THERAPEUTIC AREA HEAD, INFECTIOUS DISEASES CLINICAL DEVELOPMENT, PFIZER



"Most of the antibiotics used in Southeast Asia are already completely ineffective, and multidrug-resistant malaria may soon spread en masse to Africa. That would be an absolute disaster, because malaria is more prevalent and causes more deaths in Africa than anywhere else. The use of Zithromax with other antimalarials could be especially valuable, not just in preventing deaths among those already infected but also in preventing the spread of resistance. So this isn't just a new treatment—it's potentially a major development in public health."

**Dr. Thomas Quinn**
PROFESSOR OF MEDICINE AND INTERNATIONAL HEALTH, THE JOHNS HOPKINS MEDICAL INSTITUTIONS

## Barring the Door to HIV

An ongoing issue in HIV/AIDS research: How to counter the virus's notorious ability to mutate into treatment-resistant forms? One strategy is to keep HIV from invading patients' cells in the first place. A Pfizer compound called **UK-427,857** appears to do just that by blocking a specific receptor on the host cell. In theory, UK-427,857 could be used to replace current HIV therapies, sparing them for later use if the disease progresses. Meanwhile, another Pfizer compound, **capravirine**, shows promise in patients resistant to other non-nucleoside reverse transcriptase inhibitors (NNRTIs). Unlike the other NNRTIs, capravirine can still bind with one of the virus's key reproductive enzymes even after that enzyme has mutated in form.



"There is still a massive unmet medical need among treatment-experienced patients with HIV, since the virus will eventually become resistant to existing therapies. Some patients are running out of options, and we're furiously looking for ways to give them more. Capravirine may be another option."

**Dr. Peter Hawley**
DIRECTOR, ANTI-INFECTIVES RESEARCH, PFIZER



"We've come such a long way in treating HIV/AIDS. Medicines have worked miracles—medicines are keeping us alive; they allowed me to work full-time and have a healthy child. But there's still so much more to do. We need a better understanding of how treatments affect women. We need to keep searching for drugs with more manageable side effects. We need more options for people like me who have already been on so many different treatments. I don't want to run out of options."

**Russelle Miller-Hill**
HOUSING DEVELOPER, STATEN ISLAND AIDS TASK FORCE; HIV-POSITIVE

## Ending an Addiction

The statistics should be enough to frighten anyone: Fifty percent of all chronic smokers will die from a tobacco-related disease, many prematurely. Yet anyone who has ever tried to quit remembers the overwhelming cravings for nicotine. **Varenicline**, in development at Pfizer, has the potential to ease cravings and withdrawal symptoms while also blocking the behaviorally reinforcing effects of nicotine. That could break the cycle of addiction.



"Our team has been looking since 1993 for a smoking cessation compound that can treat the underlying causes of nicotine addiction. Varenicline was discovered in 1997 and it's just now entering Phase 3 clinical trials. It's been a long road, but the results look very promising for us to truly make a difference in the field of smoking cessation."

**Dr. Steve Sands**
SENIOR RESEARCH INVESTIGATOR, PFIZER

**Dr. Karen Reeves**
EXECUTIVE DIRECTOR, CLINICAL DEVELOPMENT, PFIZER



"I can't believe I've been smoking this long—especially since I never even smoked casually during high school or college. When I started, I figured I'd quit before doing any real damage. Of course, the health implications seem much more immediate now that I'm in my 30s. And if I ever have children, I hate thinking my smoking could affect their health one day. I'm clearly putting myself at risk, but I can never seem to manage to quit once and for all. If a medicine could help me stop smoking, it would be a godsend."

**Susan Bowen**
WRITER; PACK-A-DAY SMOKER FOR FIVE YEARS

# Partnership in Motion

MULTIPLE SCLEROSIS DISABLES PEOPLE IN THE PRIME OF LIFE. PFIZER IS HELPING TO INTRODUCE A NEW TREATMENT THAT CAN SLOW THE EFFECTS OF THE DISEASE

For Catherine Greiser, it began two years ago with severe fatigue and a sudden but fleeting paralysis on her right side—symptoms that the first neurologist she saw diagnosed as part of migraine headache syndrome. By early 2001, however, Greiser—a mother of two teenage boys who lives in a suburb of Philadelphia—had lost all sensation on her right side and was confined to a wheelchair. The diagnosis was multiple sclerosis (MS).

An estimated 2 million people worldwide suffer from MS. Most are women, with diagnosis typically occurring between the ages of 15 and 50. For young adults, MS is the most common cause of disability other than accidents and injuries. The disease occurs when the immune system—for reasons still unknown—attacks the brain and spinal cord, scarring first the myelin sheaths that cover nerve connections and then, ultimately, the nerves themselves. The accumulation of these scars, or lesions, over time are what cause physical degeneration in the patient.

Treatment with recombinant interferon beta 1a can limit the recurrence and severity of disabling attacks, and that can help people to stay active longer. However, the leading treatment in the U.S., Avonex, is approved only for administration in low doses and by intramuscular injection.

In July of 2002, Pfizer signed an agreement with the global biotech company Serono for a U.S. copromotion of Serono's drug Rebif—a beta interferon product that is approved to be given at a significantly higher dose than Avonex. In a comparison clinical trial, Rebif proved superior to Avonex in decreasing the proportion of patients who had relapses over a 24-week period.

By any measure, the Pfizer-Serono agreement has been a win for everyone involved. For Pfizer, Rebif is an important addition to an extensive neuroscience portfolio that includes treatments for depression and pain, which afflict many MS patients. Serono, for its part, gains access to Pfizer's top-ranked neurology sales force in the U.S. But as the two companies work together to educate physicians around the country about MS and Rebif, patients are the real winners.

"This is such a reward for me," says Catherine Greiser, who began Rebif therapy last spring and is now walking again.* She often speaks about MS to others with the disease. "Before I got sick, I was a medical assistant. This gives me the opportunity to reach out to patients again, and I truly love that."

## As Pfizer and Serono work together to educate physicians about MS, patients are the real winners.

** The extent of Greiser's recovery is not typical of patients on Rebif, nor does the product claim to achieve such results. Patients' responses vary depending on the progression of the disease.*



"We're more than just Serono, more than just Pfizer. In effect, we're a mini-company within two companies whose mission is to bring the best available treatment to patients with MS."

**Deborah Masone**
DIRECTOR/TEAM LEADER, REBIF MARKETING, PFIZER

"We have a treatment that can make a huge difference to patients. Pfizer has the top ranked neurology sales force in the U.S., with tremendous expertise in educating doctors and patients, and that dramatically extends the reach of this product."

**Deborah Brown**
EXECUTIVE VICE PRESIDENT, NEUROLOGY, NORTH AMERICA, SERONO



"Neurologists are generally knowledgeable about MS, but most feel a need to learn more about its diagnosis and treatment. Pfizer is committed to the educational efforts of hospitals and other institutions for continuing medical education relating to this disease."

**Alicia Smith**
SPECIALTY REPRESENTATIVE, RHEUMATOLOGY, ORTHOPEDICS AND NEUROLOGY, PFIZER (SHOWN WITH DR. MICHAEL PITEM, A NEUROLOGIST AFFILIATED WITH BROOKDALE HOSPITAL MEDICAL CENTER IN NEW YORK CITY).





"This is such a reward for me."

**Catherine Greiser**
REBIF PATIENT, SELLERVILLE, PENNSYLVANIA


"I don't like taking medication, so I tried for years to get my cholesterol down with diet and exercise. I'm pretty active and I started eating really well, to the point where I was actually looking forward to going to the doctor to hear how much I'd brought my numbers down. Instead, he told me they had gone up. Finally, I got to an age where I couldn't tell myself anymore that heart problems only happen to other people, so I went on Lipitor. My cholesterol dropped from 291 to 198 in just three months, and my triglycerides came down by half. Now, when I talk to friends with high cholesterol, I tell them, you should think about taking Lipitor."
Edward Hunley
BRONSTON, KENTUCKY

# Trusted Medicine

LIPITOR HAS REWRITTEN THE
*BOOK ON TREATING ELEVATED CHOLESTEROL*

If any single medicine on the market today is helping move us *"Toward a Healthier World,"* it's Lipitor, Pfizer's entry in the category of cholesterol-lowering medicines known as statins. An astounding 28 million people have taken Lipitor, making it not only the clear category leader, but also the world's most widely prescribed medicine of any kind.

Yet when Lipitor was first introduced in 1997, the statin category was considered by many to be too crowded for another entry. Pfizer—and doctors—thought differently.

"Yes, there were a number of statins already on the market," says Michael Suesserman, Director/Worldwide Team Leader, Lipitor. "But many doctors were frustrated that these drugs weren't driving cholesterol levels down far enough. A better medicine was definitely needed, especially as evidence mounted that patients would benefit from cholesterol levels even lower than previously targeted."

Up to 90 percent of patients taking Lipitor reach their cholesterol goals. And now there are even more compelling reasons supporting the use of Lipitor. In October, Pfizer announced dramatic initial results from a clinical trial involving thousands of patients with high blood pressure showing that Lipitor provided a significant benefit in reducing heart attacks and stroke. Earlier in the year, the U.S. Food and Drug Administration approved two new starting doses of Lipitor, enabling doctors to better tailor treatment based on an individual patient's cholesterol-lowering needs. And, building on the huge body of science Pfizer has compiled on Lipitor, we are now studying it as a possible treatment for other conditions, such as osteoporosis and Alzheimer's disease.

Yet with all the attention being paid to how many people take Lipitor (*Fortune* magazine put the drug on its cover in January), the real story may, in fact, be how many people *aren't* yet doing so. An estimated 150 million people worldwide with high cholesterol either don't know they have the condition; know it and haven't done anything about it; or aren't achieving the right results with their current treatment.

That statistic will likely change in the years to come as the world learns more about what cholesterol-lowering therapy can do. And as that word spreads, it's a good bet that more people will turn to the most trusted name in the field: Lipitor.

Up to 90 percent of patients reach their cholesterol goals taking Lipitor, the world's most widely prescribed medicine.

# Taking Care, Health Wise

"ACCESS" IS ABOUT MORE THAN JUST MEDICINES. IT'S ALSO ABOUT INCREASING PATIENTS' HEALTH LITERACY AND HELPING THEM BETTER NEGOTIATE THE HEALTH CARE SYSTEM

Trueman Hill had been a father, teacher, football coach, game warden, counselor and amateur archaeologist—but never a patient. So in 1996, after a doctor's visit occasioned by a spider bite led to diagnoses of diabetes, heart disease and high blood pressure, the 56-year-old Hilliard, Florida resident did not exactly respond like someone given a serious wake-up call.

"I don't like hospitals," he says. "So mostly, I just laid home in bed and got sicker."

Then last year, Hill was contacted about an initiative called Florida: A Healthy State, sponsored by Pfizer and offered through the Agency for Health Care Administration (AHCA), which administers Florida's Medicaid program. Florida: A Healthy State is aimed at chronically ill, high-risk Medicaid patients with asthma, diabetes, congestive heart failure and high blood pressure. The program employs a team of 55 care managers, trained by Pfizer, to help patients follow prescribed treatment plans, keep to an appropriate diet, stop smoking, moderate their use of alcohol and monitor their own health. The care managers also guide patients in the appropriate use of medical services, act as coordinators for patients being treated by multiple physicians and regularly track patients' progress.

Through the Florida Medicaid preferred drug list, enrollees in the program also get access to Pfizer's innovative medicines. And Pfizer is collaborating on a study with the University of South Florida to determine whether improving health literacy for people with educational or cultural barriers results in better outcomes for those with diabetes and hypertension.

"If we're going to cut health care costs, we've got to address the underlying health issues of the population we're treating," says John Sory, Vice President, Pfizer Health Solutions. In an effort to do just that, AHCA and Pfizer are implementing Florida: A Healthy State at 10 major hospitals to treat over 86,000 chronically ill Medicaid patients across the state.

"Early results show that we're having a positive impact on the health of enrollees, which is a critical underlying component of the growth in the state's Medicaid budget," says Bob Sharpe, Florida's state Medicaid director. "The program's new health resources and education services are helping to reduce the risk of high-cost hospitalizations and emergency room visits, both today and potentially well into the future."

For his part, Trueman Hill is ready to declare the program a rousing success. Since Hill's care manager began phoning him regularly, he's lost 30 pounds, lowered his blood pressure and—most surprising of all—changed his outlook.

"It would be great if more folks knew about this program," he says. "I tell everyone I see they should apply."

By teaching patients in Florida how to take their medicine, improve their diets and in general live healthier lives, Pfizer is helping the state lower its health care costs.



Hilliard, Florida Medicaid patient Trueman Hill (with granddaughter Macy) learned through a chance doctor's visit that he has heart disease, diabetes and high blood pressure. Now, through a program sponsored by Pfizer, he's staying in better shape, with help from his nurse care manager, Marie Howard of Shands Jacksonville Hospital.

"When I graduated from pharmacy school, I wanted to work for the people who made the medicines—but few companies were hiring women on equal terms with men. Pfizer was an exception, and they continue to lead the way."

**Hiroko Kusano**
BRANCH SALES MANAGER, PFIZER JAPAN





"We will soon be Japan's largest pharmaceutical company. That gives us an even greater opportunity to not only sell medicines, but also provide information that can help patients better manage their health."

**Kyoko Sato**
MANAGER, KNOWLEDGE MANAGEMENT RESOURCES, PFIZER JAPAN



"The pharmaceutical industry should be an engine of economic growth in Japan."

**Alan Bootes**
COUNTRY MANAGER, PFIZER JAPAN

# Extended Reach

LIFE IS OUR LIFE'S WORK—EVERYWHERE

During the late 19th century, the Emperor Meiji modernized Japan with a call for "Western ideas, with a Japanese spirit."

Now his words seem relevant again. Japan today is the world's second largest pharmaceutical market and a global leader in science and technology. Yet a long recession and heavy government regulation have limited the flow of innovative new medicines in a country that—with its percentage of elderly people increasing faster than anywhere else in the world—arguably has never needed them more.

Now the picture is improving, thanks in part to Pfizer Japan. "Just 10 years ago, Pfizer ranked 20th in the Japanese pharmaceutical industry, working its way up to 13th by 1998. Even some of our own people thought that was about where a foreign company belonged," says Alan Bootes, Country Manager. "But during 2003, we expect to become number one in sales. We've done it by making changes that truly contribute to Japanese society."

For example, Japanese patients have historically lacked a voice in shaping the nation's health care policies. Recently, Pfizer began hosting an annual symposium designed to help patient groups find common ground in lobbying the government for approval and reimbursement of new treatments. "In the U.K., where I was trained, patient advocates and companies have long worked together to improve health care," says Kaoru Nishimura, an ostomy nurse who heads Japan's Continence Action Society. "Now Pfizer is re-creating that model here."

The company also is helping to bring more fruits of basic research to the Japanese public. Pfizer has conducted workshops to help Japanese officials understand Western ways of structuring licensing agreements between universities and industry through technology transfer offices and other mechanisms. Recently, Pfizer Japan also licensed—from a government-funded research center, on a nonexclusive basis—a small deep-sea organism for use in studying the metabolism of new compounds. The agreement is a first in Japan.

"Until now, universities have insisted on licensing out their discoveries solely on an exclusive basis," Bootes says. "They want the big commercial bonanza, but experience in the West shows that it's the small inventions—the cell lines and other tools used for testing—that more typically benefit companies and, ultimately, the public. Those inventions should be shared by all companies that can use them."

To strengthen its own ranks as the supply of youthful workers diminishes, Pfizer Japan has taken the lead in recruiting, promoting and retaining Japanese women, who have historically quit their jobs when they marry.

"When I graduated from pharmacy school, I wanted to work for the people who made the medicines—but few companies were hiring women on equal terms with men," says Hiroko Kusano, a 20-year veteran of Pfizer Japan's sales force who recently became the business's first female branch manager. "Pfizer was an exception, and they continue to lead the way."

Pfizer Japan also has hired 700 new sales reps over the past year while reorganizing to create a better-informed field force. Specialized units now handle smaller groups of products, enabling them to provide doctors with better service—an approach that's become standard in most Western countries but is considered radical here.

Additionally, Pfizer Japan has worked with regulatory authorities to streamline Japan's ponderous review process (average length: three years), which has been a barrier to new product introductions. Pfizer also has pushed for an overhaul of Japan's drug pricing system, which slashes the price of a medicine every two years after it is first launched on the market.

"We're arguing that the pharmaceutical industry should be an engine of economic growth in Japan, but that the price cuts have brought growth to a standstill," says Bootes. "The government is starting to take our point. This year, the Ministry of Health published a pharmaceutical industry vision that incorporates much of what we've said."

A Western company, setting the pace in Japan. The Emperor Meiji just might approve.

# Corporate Citizen of the World

WE LIVE WHERE YOU LIVE—
AND WE WANT TO MAKE IT A BETTER PLACE

As the world's foremost pharmaceutical company, *Pfizer accepts a special responsibility to society as well* as to our shareholders. In our view, serving these two constituencies does not present separate challenges. We strive to be a part of the solution to the world's health care problems—not only through our core business activities of discovering and developing medicines, but also through social investments, philanthropy programs and ongoing engagement with all those who care about creating a healthier world.

In October, we reaffirmed our commitment to this vision of corporate citizenship by becoming the first U.S. pharmaceutical company and largest U.S. company overall to sign the United Nations Global Compact. The Global Compact was created in July of 2000 by U.N. Secretary-General Kofi Annan to bring the benefits of globalization to all nations. Its centerpiece is a set of principles that helps signers shape their economic, social and environmental approach to business policies and operations.

Pfizer's history of good corporate citizenship is both long and proud. It includes environmental initiatives that go beyond compliance to enhance community environmental resources near Pfizer's facilities; a steadfast commitment to stimulate economic growth wherever we operate; one of the highest per-capita rates of contribution to the United Way of any corporation; the efforts of Pfizer *and the Pfizer Foundation to improve health literacy* worldwide; innovative science education partnerships in local schools; and extensive volunteer involvement by Pfizer colleagues.

Above all, we work through public-private partnerships to increase patients' ability to get the medicines they need, improve the quality of patient care and strengthen health care infrastructure. To that end, we donate $2 million every working day to provide medicine, medical care and community service to people who need help.

These efforts get results over the long haul—both in the U.S., where our patient assistance programs provided needed medicines to more than 1.5 million people in 2002, and in countries such as Morocco, Tanzania and Vietnam, where our antibiotic Zithromax has helped dramatically lower rates of trachoma, the world's leading cause of preventable blindness.

In this section, we will tell you about two of Pfizer's newer programs. In the U.S., the Pfizer for Living Share Card serves low-income Medicare patients. The Diflucan Partnership Program, initiated with the Government of South Africa, distributes our drug Diflucan free of charge to fight two opportunistic fungal infections that often strike patients with HIV/AIDS.

We donate $2 million every working day to provide medicines, medical care and community service to people who need help.



The Pfizer for Living Share Card has been "a real life-saver" for Elaine Tate of Darnell, Louisiana. Now she's spreading the word to others in need.

# Getting Them Their Share

The battle to create prescription drug coverage under Medicare is being fought in Washington, D.C., but its casualties live in forgotten places like ironically named Richland Parish, Louisiana. Most Americans have the means to pay for their medicines, but here—where nearly a quarter of all residents fall below the federal poverty line, and where there are more diabetic amputees than almost anywhere else in the nation—a drug that costs $100 might as well cost $1,000.

"We have a lot of old people who can't pay for their drugs," says Elaine Tate, 53, a disabled former deputy sheriff who lives in Darnell, population 45. "Many of them are very sick, and when they don't take their pills, they get strokes and heart attacks, or they die."

Elaine Tate (left) helps Louisiana Medicare patient Dorothy Meeks enroll in the Pfizer for Living Share Card.



Not long ago, Tate herself was taking 40 pills a day—for heart disease, diabetes, emphysema and a host of other ills. Over one two-year stretch, during which she was informed that she had only a year to live, she ran up $26,000 in prescription drug expenses.

But Tate defied the numbers—first her doctor's and then the ones on her credit card bill. For the latter, she thanks the Pfizer for Living Share Card—an innovative prescription benefit program launched in January 2002, through which the company provides its medicines to eligible Medicare recipients (those with an annual income of less than $18,000, or $24,000 for couples) for a flat fee of $15 per 30-day prescription. "It's been a real life-saver," she says.

There is no fee for joining the Share Card and participants are spared the headache of filing claim forms or calculating rebates. The program also offers free patient education on 16 medical conditions commonly associated with old age, as well as daily, 24-hour access to live telephone operators who answer questions on the Share Card and other state-specific assistance programs. Pfizer makes no money on the Share Card, and in fact, recently mounted a nationwide direct-response TV advertising campaign that—along with grassroots outreach—has boosted enrollment to nearly 300,000 people. To date, over 1 million prescriptions have been filled.

"We feel that whenever the government finally does create drug coverage under Medicare, the plan ought to be as simple and convenient as the Share Card," says Forest Harper, Vice President, Pfizer for Living Share Card. "Until then, the Share Card team's goal is to enroll as many eligible seniors and Americans with disabilities as possible."

They'll have plenty of help in northern Louisiana. There, Elaine Tate logs hundreds of miles each day in a donated pickup truck rigged with oxygen, delivering news of the Share Card (and in many instances, application forms) to senior citizen centers, churches, clinics and elderly shut-ins in the most remote rural areas. And though she's not a Pfizer spokesperson—she works for a local charity called Angel Ministries and receives no money from our company—Tate has also spoken about the Share Card on nationally syndicated talk shows that have spotlighted her work.

"What keeps me going is the idea that you could help someone who would die otherwise," she says. "The Pfizer Share Card allows me to do that."

"What keeps me going is the idea that you could help someone who would die otherwise. The Pfizer Share Card allows me to do that."

**Elaine Tate,** ADVOCATE FOR AFFORDABLE MEDICINES

*To learn more about the Pfizer for Living Share Card, call 1-800-717-6005, or visit www.pfizerforliving.com.*

# Seeds of Hope

Simon Mdakane was headed for a painful death. Like more than 4 million of his fellow South Africans, the 38-year-old Mdakane has HIV/AIDS, and his weakened immune system had left him vulnerable to esophageal candidiasis—a terrible fungal infection that renders patients unable to swallow food, or even their own saliva. Unemployed and living in a shack he had built in a friend's backyard, Mdakane seemed destined to become just another grim statistic.

Instead, through a program initiated in 2000 by Pfizer and the Government of South Africa, Mdakane began receiving our powerful antifungal medicine Diflucan, free of charge. Within a week, his fungal infection had abated. And since this program has no time or dollar limit, Mdakane will have access to Diflucan should he ever need it again.

While such good news stories are still the exception in Africa, initiatives like the Diflucan Partnership Program are planting some seeds of hope.

"When Pfizer made Diflucan available for free in South Africa two years ago, it was an amazing change for the entire country—and for doctors almost as much as for patients," says Dr. Alan Karsteadt, Director of the Division of Infectious Diseases at Johannesburg's Chris Hani Hospital. "The toll of human misery has been so immense, and we have felt so powerless to help people. Now, for the first time, we can."

The Diflucan program was launched in December 2000 to treat both esophageal candidiasis and cryptococcal meningitis, another AIDS-related infection that causes headaches so painful that sufferers scream. Together, the two conditions afflict over half of all African patients with full-blown AIDS.

Simon Mdakane at his home in Johannesburg, South Africa, where he lives with his girlfriend and their two-month-old daughter.



"The Diflucan Partnership Program is a unique public-private venture in South Africa," says the nation's Minister of Health, Dr. Manto-Tshabalala Msimang. "The South African government is not only grateful for the Pfizer donation of Diflucan but also for the resources that the company has put into developing the health infrastructure in our country and training health professionals. Truly, this is an example to be followed by others."

Pfizer has now expanded the Diflucan program to 12 other countries that have been hardest hit by AIDS—Botswana, Ghana, Haiti, Kenya, Lesotho, Malawi, Mozambique, Namibia, Rwanda, Swaziland, Tanzania and Uganda—reflecting a commitment of almost $100 million. The program has distributed nearly 3 million doses of Diflucan and—in partnership with the International Association of Physicians in AIDS Care and South Africa's Ministry of Health—trained some 11,000 health care professionals in many of the latest AIDS care practices.

Clearly a drug that treats only opportunistic fungal infections in HIV/AIDS patients cannot alone stem the tide of such a massive calamity. But as one strategy in a growing assault on the epidemic, there is no question it can make a difference.

"In Botswana, we have pilot programs that are introducing antiretroviral drugs and working to halt mother-to-child transmission," says Dr. Themba Moeti, Deputy Director of Health Services in Botswana's Ministry of Health. "Now we have added distribution of Diflucan through hospitals across our country. Meanwhile, the rate of new infections is slowing in young people ages 15 to 19. Taken together, it's all contributing to bring real hope for the future."

"The toll of human misery has been so immense, and we have felt so powerless to help people. Now, for the first time, we can."

**Dr. Alan Karsteadt,** CHRIS HANI HOSPITAL, JOHANNESBURG, SOUTH AFRICA

# 2002 Review of Operations

EXCEPTIONAL PERFORMANCE IN UNCERTAIN TIMES

Pfizer built on its position as the world's largest pharmaceutical company in 2002, increasing total revenues by 12% to $32.4 billion. Net income grew 17% to $9.1 billion and diluted earnings per share grew 20% to $1.46 in 2002 as compared to the prior year. Income before cumulative effect of a change in accounting principle, excluding certain significant items and merger-related costs, grew 19% to $9.9 billion, and diluted earnings per share on this same basis increased 21% to $1.59.

Pfizer's human pharmaceutical business increased its revenues 12% to $28.3 billion. For the year, 10 medicines that Pfizer markets or copromotes each achieved sales to third parties of $1 billion or more—an industry record—including five with more than $2 billion, three with more than $3 billion, and one with more than $7 billion. These products, which represent 85% of Pfizer's human pharmaceutical revenues, grew a combined 15% in 2002. Pfizer markets eight of the world's 30 top-selling prescription medicines, and four of the top 10.

Pfizer's R & D expenditures grew 8% during 2002 to $5.2 billion—a level of investment significantly greater than that of any of our competitors. Our R&D pipeline currently contains 60 new product enhancements, plus 101 new molecular entities in development.

Revenues from Pfizer's Animal Health business grew 10% in 2002 to $1.1 billion. Revenues from the company's Consumer Healthcare business grew 7% to $2.5 billion.

Cost savings associated with the Warner-Lambert acquisition (completed in June 2000) totaled $1.8 billion in 2002—$200 million more than was originally projected.

**OUTPACING THE MARKET**

Through September 2002, new prescriptions of nearly all major Pfizer products—including those below—grew faster than the overall market in their respective categories.



13%
10%
11%
10%
6%
-3%
15%
-1%
3%
-1%
26%
4%
8%
4%
LIPITOR
ZOLOFT
NORVASC
CELEBREX/ BEXTRA
ZITHROMAX
ZYRTEC
DIFLUCAN VC
Pfizer
Overall Market


In June 2002, Pfizer announced a new authorization to purchase up to $10 billion of the company's common stock. Following the Pharmacia acquisition announcement, this program was increased to $16 billion—the eighth stock buyback Pfizer has initiated in the past decade. In addition, Pfizer dividend payments in 2002 totaled 52 cents a share, consisting of four quarterly payments of 13 cents each. In December, Pfizer declared a 15-cent a share first-quarter 2003 dividend on the company's common stock—the 257th consecutive quarterly dividend paid by Pfizer, and the 36th consecutive year of quarterly dividend increases for Pfizer shareholders.

Pfizer has sold the Tetra fish-care products business; announced agreements to sell the Adams confectionery and Schick-Wilkinson Sword shaving products businesses; and made decisions to divest the femhrt, Loestrin and Estrostep women's health product lines. The operating results for the year ended December 31, 2002 reflect these businesses and product lines as discontinued operations.

## A YEAR OF ACCOMPLISHMENT

IN 2001, PFIZER ESTABLISHED A NEW MISSION—TO BECOME THE WORLD'S MOST VALUED COMPANY TO PATIENTS, CUSTOMERS, COLLEAGUES, INVESTORS, BUSINESS PARTNERS AND THE COMMUNITIES WHERE WE WORK AND LIVE. IN 2002, WE MADE SIGNIFICANT PROGRESS WITH EACH OF THESE STAKEHOLDERS.

**JANUARY** Pfizer is named by *Fortune* magazine as one of the 100 best companies to work for in America. Two-thirds of the score is based on employee surveys.

**FEBRUARY** Pfizer is named by *Training* magazine as the best in the world at training and developing its people. Over 800 companies applied for the award. • Pfizer ranks first among pharmaceutical companies in *Fortune* magazine's annual survey of America's most admired companies. In March, the magazine names us the world's most admired pharmaceutical company. • For the seventh straight year, Pfizer's U.S. sales force is rated the most valuable in the industry in a survey of more than 12,000 physicians.

**MARCH** Pfizer Chairman and CEO Hank McKinnell is named one of 25 appointees to the Presidential Advisory Council on HIV/AIDS, which provides recommendations on ways to ensure the highest quality research, prevention and treatment for this terrible disease. In April, McKinnell and the Council travel to four African nations for the first-ever Presidential Mission to that continent focused on HIV/AIDS.

**APRIL** At Pfizer's annual meeting of shareholders, Hank McKinnell praises the "breakthrough creativity" of Pfizer people, but adds "there is one area where we remain stubbornly conservative. That is in accounting and governance. We are building value the old-fashioned way, with products and services that add real value, and with the long term squarely in sight."

**MAY** Pfizer dedicates a new research and development campus in La Jolla, California, bolstering its commitment to R&D on the West Coast. California Governor Gray Davis says, "This new facility is an economic crown jewel and a crucible of creativity. Lives will be saved because of the people at this site."

**JUNE** *Worth* magazine names Hank McKinnell as one of 11 "Best CEOs for Investors," saying that he "has managed to act as a model corporate citizen for all stakeholders." • Moody's Investor Service reports that Pfizer is one of just eight industrial companies with AAA ratings on both its short and long term debt. • Pfizer dedicates a new R&D facility in Ann Arbor, Michigan. U.S. Congressman John Dingell tells Pfizer colleagues, "We are all proud of your hard work. These innovations are not cheap. They take time. They take money. They take leadership." • Pfizer is named by *Chief Executive* magazine as one of the 20 best companies in attracting, developing and retaining leaders.

**JULY** Pfizer is ranked as the world's most generous company by *The Chronicle of Philanthropy*, a leading newspaper for foundations and nonprofit organizations.

**AUGUST** Hank McKinnell and Pfizer's Chief Financial Officer, David Shedlarz, personally certify the accuracy of the company's financial results. Speaking on the CNBC financial news network about accounting scandals at Enron, WorldCom and other companies, McKinnell says, "Clearly there have been some serious crimes committed, and they should be punished to the fullest extent of the law."

**SEPTEMBER** *Med Ad News*, a leading pharmaceutical trade publication, names Pfizer its "company of the year," citing our consistent financial growth, the depth and breadth of our pipeline, and the strength of our current product portfolio.

**OCTOBER** Pfizer's Board of Directors is named one of the 10 best by *BusinessWeek* magazine. In December, Pfizer is one of only five companies in the S&P 500 Index to earn a perfect "10" for corporate governance from GovernanceMetrics International, the world's first global corporate governance ratings agency. • For the fifth straight year, Pfizer is named by *Working Mother* magazine as one of the 100 best companies for working mothers. • Pfizer signs a "Statement of Support" for colleagues who are members of the National Guard and Armed Forces Reserves. "This is a clear demonstration of Pfizer's commitment to our guardsmen and reservists and to winning the war on terrorism," said David Duffy, chairman of the New York State chapter of the National Committee for Employer Support for Guard and Reserve.

**NOVEMBER** Listerine PocketPaks are named by *Time* magazine as one of the best inventions of 2002.

**ALREADY IN 2003** Pfizer is again named by *Fortune* magazine as one of the 100 best companies to work for in America, ranking higher than any other pharmaceutical company. • Hank McKinnell is named the top CEO in the pharmaceutical industry by *Institutional Investor* magazine. • Pfizer launches the Global Health Fellows program, which will enable 20 colleagues to use their skills to assist nongovernmental organizations in the fight against HIV/AIDS and other diseases that plague the developing world. Fellows will continue to receive their full pay and benefits, and Pfizer also will cover all costs associated with their assignments.

The following is a detailed summary of how our major businesses and products performed during 2002.

## Human Pharmaceutical

### CARDIOVASCULAR DISEASES

Cardiovascular diseases are among the leading causes of death worldwide, and risk factors such as high cholesterol, high blood pressure and diabetes remain significantly under-diagnosed and under-treated.

#### Cholesterol

Up to 150 million people worldwide with high cholesterol are either undiagnosed or failing to control their cholesterol.

**Lipitor** is the number one prescribed medicine for lowering cholesterol and the world's largest-selling drug, with worldwide sales in 2002 of $7.972 billion, up 24%. The safety and efficacy of Lipitor have been demonstrated in more than 400 ongoing and completed clinical trials involving over 80,000 patients. The Anglo-Scandinavian Cardiac Outcomes Trial, involving nearly 20,000 patients with high blood pressure, showed that Lipitor provided a significant benefit in reducing fatal and nonfatal heart attacks and strokes. In 2002, the FDA approved two new starting doses of Lipitor, enabling physicians to better tailor individual therapy across a broad range of patients.

Pfizer is developing a novel therapy for atherosclerosis that combines Lipitor and CP-529,414, a compound that boosts HDL ("good") cholesterol and lowers LDL ("bad") cholesterol. The combination product could potentially raise HDL cholesterol by over 50% while lowering LDL cholesterol on the order of 70-80%. No other current combination of drugs has come close to achieving such results.

#### High Blood Pressure

The global market for hypertension is valued at $35 billion. A recent study in the *New England Journal of Medicine* reports that only 23% of Americans with hypertension are taking medications to control their condition.

**Norvasc** remains the world's largest-selling antihypertensive medicine, with sales in 2002 increasing 7% to $3.8 billion, driven by its outstanding efficacy, once-daily dosing, consistent 24-hour control of hypertension and angina, and excellent safety and tolerability. Norvasc is effective in patients of all ages and races, regardless of severity of condition. In December, results of the landmark Antihypertensive and Lipid Lowering Therapy to Prevent Heart Attack Trial further demonstrated Norvasc's efficacy and safety.

Between 35% and 50% of patients with high blood pressure also suffer from high cholesterol, and vice versa. In 2003, Pfizer expects to file in the U.S. for marketing approval of a new dual therapy that combines Lipitor and Norvasc. The product could be available to patients by 2004.

Pfizer's other leading cardiovascular medicines include the ACE inhibitors **Accupril/Accuretic** (2002 sales of $668 million, up 11%) and the alpha blocker **Cardura** (2002 sales of $531 million, down 4%).

### CENTRAL NERVOUS SYSTEM DISORDERS

An estimated 1.5 billion people worldwide suffer from neurological and psychiatric disorders, and in many instances from more than one of these conditions simultaneously. With many leading therapies and active research in this area, Pfizer plans to invest approximately $5 billion in neurological and psychiatric disorder research over the next five years.

#### Mood and Anxiety Disorders

Global sales of antidepressants are $16.7 billion. **Zoloft** is the most prescribed selective serotonin reuptake inhibitor in the U.S. and a leading medicine worldwide for treating depression, as well as panic disorder, obsessive/compulsive disorder, post-traumatic stress disorder, premenstrual dysphoric disorder, and acute and long-term treatment of social anxiety disorder (for which it was approved in February 2003). Sales of Zoloft in 2002 grew 16% to $2.7 billion. Regulatory review of Zoloft in the U.S. is under way for use in pediatric depression.

#### Epilepsy and Neuropathic Pain

The global market for epilepsy—seizures characterized by sudden, intense electrical discharges in the brain—is $6.7 billion. Neuropathic pain—including diabetic neuropathy and post-herpetic neuralgia (PHN)—afflicts up to 2% of the world's population. Both conditions involve deficiency of GABA, a neurotransmitter found throughout the central nervous system.

**Neurontin**, which closely resembles GABA, is used with other anticonvulsants to control seizures for people with epilepsy. It has also been approved in more than 60 markets to treat various kinds of neuropathic pain. Sales of Neurontin in 2002 grew 30% to $2.3 billion. During 2002, Neurontin became the first oral medicine approved in the U.S. to treat PHN, a persistent painful condition that afflicts many people in the aftermath of shingles.

Pfizer expects to submit regulatory filings in 2003 for its developmental compound pregabalin for use with other medications in treating epilepsy, and for neuropathic pain, as well as for generalized anxiety disorder.

#### Alzheimer's Disease

About 10% of people over age 65 suffer from Alzheimer's disease (AD), a progressive, incurable illness that destroys nerve cells and causes memory loss and behavioral changes. The incidence of AD and vascular dementia (VaD), a cognitive impairment most commonly caused by a single, localized stroke or series of strokes, are both on the rise as the world's elderly population rapidly increases.

**Aricept**, which Pfizer copromotes with Eisai Co., Ltd., is the world's leading medicine for the symptomatic treatment of AD, achieving more than $1 billion in global sales in 2002. Eisai filed applications in the U.S. and the European Union in 2002 for the use of Aricept in the treatment of VaD.

#### Schizophrenia

Schizophrenia, a chronic illness requiring lifelong treatment, affects approximately 1% of the world's population.

**Geodon** is effective in treating the wide range of symptoms associated with schizophrenia. Sales in 2002 totaled $222 million, an increase of 49%. In a patient population known to be noncompliant, Geodon treatment results in effective symptom control without side effects such as weight gain and sexual dysfunction. These side effects are produced by some other therapies in this class and are associated with noncompliance. The intramuscular (IM) formulation of Geodon was launched in 2002 in the U.S., where it is both the first atypical antipsychotic medicine with an IM formulation and the first approved for treating acute agitation in schizophrenia. Acute agitation is characterized by uncooperative or even violent behavior. IM medicines are important in this setting because of their rapid onset of action. Pfizer is studying Geodon in mania and has recently submitted a regulatory filing in the U.S. for a liquid oral suspension dosage form.

### Migraine

An estimated 28 million Americans—one in five women and one in 15 men—suffer from the debilitating pain and associated symptoms of migraine headaches. Yet fewer than 50% of sufferers are diagnosed, and approximately 72% take over-the-counter medicines, which do not provide optimal relief for the majority of migraine sufferers.

**Relpax**, an oral treatment for acute migraine, is marketed throughout Europe and in Japan, with total sales in 2002 of $16 million. Approved in the U.S. in December 2002, it is expected to be launched there during first quarter 2003. In clinical trials involving more than 9,000 patients and more than 70,000 migraine attacks, Relpax relieved migraine pain and associated symptoms, including nausea and sensitivity to light and sound, enabling patients to return to their daily activities.

### Multiple Sclerosis

Multiple sclerosis (MS) is a chronic, inflammatory condition of the nervous system that affects as many as 2 million people worldwide, including 400,000 in the U.S.

During 2002, Pfizer and Serono reached an agreement to copromote Serono's MS treatment **Rebif** in the U.S. Rebif decreases the frequency of symptoms and delays the progressive physical disability associated with relapsing forms of MS, the disease's most common form. Rebif gained marketing approval by demonstrating clinical superiority over Avonex at 24 weeks in the EVIDENCE clinical study—the first time in the history of the U.S. Orphan Drug Act that a new product has overturned the orphan drug status of another compound based on superior effectiveness.

### Insomnia

Surveys suggest that up to 50% of adults have difficulty sleeping from time to time, and that many are untreated and undiagnosed.

In 2002, Pfizer and Neurocrine Biosciences, Inc. reached a global agreement for the worldwide development and commercialization of **indiplon**, Neurocrine's Phase 3 compound for insomnia. Indiplon is being studied in both immediate-release and modified-release formulations to address the problems of sleep initiation, sleep maintenance and middle-of-the-night awakenings. Data have shown that indiplon is both effective and well tolerated in achieving rapid sleep induction without next-day residual effects.

### Smoking Cessation

Cigarette smoking is among the leading preventable causes of death worldwide. Although 70% of smokers want to stop smoking and about a third try to quit each year, only about 3% succeed.

**Varenicline**, in development at Pfizer, has the potential to reduce the severity of nicotine withdrawal symptoms and nicotine craving experienced upon cessation of smoking. By binding to the body's nicotine receptors, this compound may also reduce the satisfaction associated with smoking, decreasing the likelihood of relapse.

## INFECTIOUS DISEASES

Infectious diseases account for over 13 million deaths annually, or about one quarter of all deaths worldwide. Pfizer was the first company to mass-produce penicillin and today markets leading antibiotics, antifungal medicines and treatments for HIV/AIDS.

### Bacterial Infections

**Zithromax** is the most prescribed brand-name oral antibiotic in the U.S. and the second-largest-selling antibiotic worldwide. Sales in 2002 remained at $1.5 billion. Zithromax is recognized by physicians for its broad efficacy, dosing advantages, favorable side-effect profile and good-tasting liquid formulation for children. In 2002, Pfizer launched the new Zithromax Tri-Pak dosage form, the first and only three-day regimen for the treatment of acute bacterial exacerbations of chronic obstructive pulmonary disease. During 2002, Pfizer also launched Zithromax oral suspension as both a single-dose and three-day regimen for the treatment of acute otitis media in pediatric patients, the most common infection in young children.

### Fungal Infections

**Diflucan** is the world's leading systemic antifungal, with sales in 2002 of $1.1 billion, up 4%. Diflucan treats systemic fungal infections, often present in critically ill hospitalized patients, as well as fungal infections of the mouth, throat and esophagus. It is also effective as a single-dose oral treatment for vaginal candidiasis. Through the Diflucan Partnership Program, initiated with the Government of South Africa, Pfizer offers Diflucan at no charge to treat cryptococcal meningitis and esophageal candidiasis, two common, life-threatening opportunistic fungal infections in patients with HIV/AIDS, in 12 of the world's least-developed countries where the AIDS epidemic is most prevalent.

Pfizer's new antifungal, **Vfend**, launched in the U.S. in July 2002 and in Europe during the latter part of the year, achieved sales of $42 million. Vfend is indicated for primary treatment of acute invasive aspergillosis, a deadly fungal infection occurring in immune-compromised patients, and for salvage therapy for other rare but serious fungal infections. In the largest clinical trial of its kind, Vfend was more effective than, and improved survival versus, the current standard treatment, amphotericin B, for primary treatment of invasive aspergillosis. The number of hospitalized patients at risk for serious fungal infections is growing as more patients undergo bone marrow/stem cell and solid organ transplants as well as aggressive chemotherapy for cancer. Vfend can be administered both orally and intravenously, unlike most currently available treatments, which are available in intravenous form only.

### HIV/AIDS

An estimated 42 million people are currently living with HIV/AIDS worldwide, including about 5 million who acquired HIV during 2002. More than 3 million people died of AIDS during 2002.

Pfizer developed **Viracept**, and in 2002 the product was again the most prescribed protease inhibitor for HIV/AIDS. Sales in 2002 in the U.S., where Pfizer has marketing rights, decreased 8% to $336 million, due mainly to increased competition. Therapy with Viracept, which has a unique resistance profile compared to other protease inhibitors, can preserve the option of using other protease inhibitors later on in treatment.

Pfizer's **capravirine**, a non-nucleoside reverse transcriptase inhibitor that appears to be effective against many drug-resistant strains of HIV, is in advanced clinical development.

### ARTHRITIS/ACUTE PAIN

More than 375 million people worldwide suffer from some form of arthritis. **Celebrex**, which Pfizer copromotes with Pharmacia, is a COX-2 inhibitor that relieves the pain and inflammation of rheumatoid arthritis (RA), which involves inflammation of the lining of many different joints and may be hereditary; osteoarthritis (OA), in which the cartilage gradually deteriorates, causing pain, inflammation and stiffness; acute pain; and primary dysmenorrhea. It is also approved to reduce the number of adenomatous colorectal polyps in familial adenomatous polyposis—a rare and devastating genetic disease that may result in colorectal cancer. The Celebrex launch remains the most successful new prescription product launch ever. By year-end 2002, Celebrex was receiving 22% of total arthritis prescriptions in the U.S.

During 2002, Pfizer and Pharmacia launched **Bextra** for OA, RA and primary dysmenorrhea in the U.S. Bextra provides powerful, quick-acting, 24-hour symptom relief with one convenient daily dose. By year-end 2002, Bextra was receiving 8% of total arthritis prescriptions in the U.S. During the year, regulatory authorities adopted a positive opinion for granting marketing authorization for Bextra in the European Union, and launch is planned for 2003.

**A VAST OPPORTUNITY TO MEET UNMET MEDICAL NEEDS**

While progress has been made in many critical disease areas, many people remain untreated or undiagnosed. The rates below are for the U.S.; they are even higher worldwide.


DEPRESSION
50%
50%
HIV/AIDS
40%
60%
CHOLESTEROL
35%
65%
ANXIETY
30%
70%
ERECTILE DYSFUNCTION
25%
75%
Treated Patients
Untreated Patients

### UROGENITAL CONDITIONS

**Erectile Dysfunction (ED)**

About half of all men aged 40 to 70 years are affected by some form of erectile dysfunction. Causes of ED can be physical—high blood pressure, high cholesterol, diabetes, heart disease, depression—or relate to other factors such as stress, injuries, surgery or use of certain medications, tobacco, drugs or alcohol.

**Viagra** works for up to four out of five men with ED and improves erections in most men regardless of their age or the duration, cause or frequency of their ED. The product is among the most widely prescribed medications, with over 120 million prescriptions having been written since launch by nearly 600,000 physicians for more than 20 million men worldwide. Sales of Viagra in 2002 totaled $1.7 billion, an increase of 14%. The product is in development for treatment of pulmonary arterial hypertension.

**Benign Prostatic Hyperplasia (BPH)**

BPH occurs in more than 30% of men over the age of 50 and results in increasing impairment of urinary function. **Cardura** and **Cardura XL** are leading BPH treatments.

### ALLERGY

Chronic allergies affect about one American in eight, or about 38 million people. Unlike some other prescription allergy medications, **Zyrtec** has a proven history of treating both year-round indoor and seasonal outdoor allergies. Sales in 2002 in the U.S., where Pfizer has marketing rights, increased 13% to $1.1 billion. Zyrtec syrup, the most prescribed antihistamine syrup in the U.S., is a strong contributor to growth, as is **Zyrtec-D 12 Hour**, the only prescription oral antihistamine/decongestant combination medicine approved to treat both year-round indoor and outdoor allergies as well as nasal congestion. Zyrtec is indicated for use in children as young as six months old.

### DIABETES

By the year 2025, a projected 300 million people worldwide will have diabetes. If current trends hold, many will be undiagnosed or untreated. Left uncontrolled, diabetes can lead to kidney failure, blindness, amputations and premature death.

**Glucotrol XL**, an oral sulfonylurea to treat type 2 diabetes, stimulates the pancreas to make more insulin. Sales in 2002 totaled $297 million, an increase of 5%. Pfizer, Aventis and Nektar Therapeutics are also developing an inhaled insulin product called **Exubera**. Over 2,000 patients in clinical trials worldwide have used Exubera, some for as long as five years. Results from these trials suggest that Exubera is as efficacious as injected insulin and superior to oral agents in lowering blood glucose in patients with diabetes. Pfizer and Aventis are conducting additional long-term studies in people with type 1 and type 2 diabetes to further characterize Exubera's long-term pulmonary safety profile.

### RESPIRATORY DISEASES

Chronic obstructive pulmonary disease (COPD), one of the leading causes of death worldwide, is a respiratory disorder that includes chronic bronchitis and emphysema. About one in five smokers will develop COPD.

**Spiriva**, copromoted by Pfizer and the product's discoverer, Boehringer Ingelheim, was successfully launched in Europe during 2002. Data from clinical trials involving more than 3,000 patients worldwide have demonstrated that Spiriva is highly effective in providing sustained bronchodilation and also is well tolerated. In September 2002, an FDA advisory committee recommended approval of Spiriva for the long-term, once-daily maintenance treatment of bronchospasm associated with COPD. FDA action is expected in 2003.

### METABOLIC DISORDERS

Currently in advanced clinical development for prevention and treatment of osteoporosis, **lasofoxifene** is a new medicine that may also provide benefits in breast cancer prevention and lipid lowering. Mid-stage clinical trials show lasofoxifene is well tolerated and suggest possible efficacy advantages over Evista, the current market leader, in improving spinal bone mineral density and decreasing LDL cholesterol.

### EYE DISORDERS

Age-related macular degeneration (AMD) is the leading cause of irreversible vision loss among Americans over the age of 55 and occurs in two forms, dry and wet. During 2002, Pfizer entered into an agreement with Eyetech Pharmaceuticals, Inc., to jointly develop and commercialize **Macugen**, a potential treatment for the wet form of AMD and diabetic macular edema, both leading causes of blindness. The compound is currently in advanced clinical development.

## Animal Health

Pfizer Animal Health is one of the world's largest producers of medicines for animals, with broad product offerings for both companion animals and livestock.

Arthritis affects one in five adult dogs, including more than 8 million in the U.S. **Rimadyl** is an oral, nonsteroidal anti-inflammatory drug that provides safe and effective relief of pain and inflammation from canine arthritis. Rimadyl is the only arthritis pain medication prescribed by veterinarians that is available in chewable tablets as well as regular caplets.

Internal and external parasites can be annoying or even deadly to dogs and cats. **Revolution** is the first FDA-approved, topically applied medication that prevents heartworm disease, kills adult fleas and prevents their eggs from hatching, and treats and controls ear mites in both dogs and cats. It also treats and controls sarcoptic mange, controls American dog tick infestations in dogs, and treats hookworm and roundworm in cats.

Up to 93% of all herds of swine worldwide are infected with mycoplasmal pneumonia, one of the most prevalent and costly swine diseases. **RespiSure/Stellamune** reduces lung lesions and secondary infections and improves weight gain in infected animals. **Dectomax** injectable and pour-on formulations effectively remove and control internal and external parasites in beef cattle.

## Consumer Healthcare

Pfizer Consumer Healthcare (CHC) is one of the world's largest suppliers of over-the-counter medicines. CHC has extended the commercial life of many prescription medicines following patent expiration.

**Listerine** mouthwash, the number one global mouthwash and CHC's largest product line, continues to achieve strong growth more than a century after its launch as the first over-the-counter mouthwash. Listerine mouthwash bears the American Dental Association (ADA) Seal of Acceptance for helping to control plaque and gingivitis. The ADA ruled in 2002 that Listerine's antimicrobial action is clinically proven to be "as effective as flossing."

**Listerine PocketPaks** dissolves instantly, releasing powerful Listerine germ-killing ingredients and killing 99.9% of odor-causing bacteria for 90 minutes. Two months after launch, Listerine PocketPaks was the number one product in its category. It achieved net sales of $186 million, reflecting the dynamics of the first full year of sales in the U.S., where Listerine PocketPaks was launched in September 2001.

Other important CHC products include **Benadryl** antihistamine for allergies, **Sudafed** for sinus congestion, **Lubriderm** moisturizing lotions, **Zantac 75** for heartburn, **Visine** eye drops, **Neosporin** antibiotic ointment, **Cortizone** skin-care products, **Rolaids** antacid, **Efferdent** denture cleaner, **Desitin** for diaper rash, **BenGay** for sore muscles and **Unisom** sleep aids.

## OVERVIEW OF CONSOLIDATED OPERATING RESULTS

In 2002, total revenues grew 12% to $32,373 million. Our human pharmaceutical business drove our performance, achieving revenue growth of 12% in 2002. We market or copromote ten human pharmaceutical products that each generated sales to third parties of $1 billion or more in 2002. Net income grew 17% to $9,126 million and diluted earnings per common share (EPS) grew 20% to $1.46 in 2002 as compared to the prior year. Net income was impacted by:

- non-cash charges for impairment provisions related to goodwill and identifiable intangible assets, which reduced net income by $410 million after tax as a result of the January 1, 2002 adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*—such charges are recorded as a cumulative effect of a change in accounting principle;
- costs related to our 2000 merger with Warner-Lambert Company (Warner-Lambert), which reduced net income by $331 million after tax in 2002 as compared to $505 million after tax in 2001—such costs included integration costs and restructuring charges;
- pre-integration costs related to our proposed acquisition of Pharmacia Corporation (Pharmacia), which reduced 2002 net income by $59 million after tax; and
- certain significant items, which were a net increase to 2002 net income of $13 million after tax—such items included the gain on the sale of a discontinued business, gains on the sales of product lines, copromotion charges, asset impairment charges, charges to write-down equity investments, charges for various litigation matters, and merger-related costs of the confectionery, shaving, and fish-care products businesses, which were discontinued in 2002.

We sold or are in the process of selling the following businesses and product lines that do not fit our strategic goals:

- Tetra fish-care products business (sold in December 2002)
- Adams confectionery products business
- Schick-Wilkinson Sword shaving products business
- certain women's health product lines—femhrt hormone replacement therapy and Loestrin and Estrostep contraceptives

The divestitures of the Adams and Schick-Wilkinson Sword businesses and the women's health product lines are expected to close in the first half of 2003. These businesses and product lines are reflected as discontinued operations in 2002, 2001 and 2000.

In 2001, total revenues grew 11% to $29,024 million. Our human pharmaceutical business drove our performance, achieving revenue growth of 13% in 2001. Eight human pharmaceutical products that we marketed or copromoted each generated sales to third parties of $1 billion or more in 2001. Net income grew 109% to $7,788 million and diluted EPS grew 107% to $1.22 in 2001 as compared to the prior year. These results were impacted by:

- negative effects of foreign exchange, which reduced 2001 revenues by $742 million;
- costs related to our 2000 merger with Warner-Lambert, which reduced net income by $505 million after tax in 2001 as compared to $2,773 million after tax in 2000—such costs included integration costs and restructuring charges; and
- certain significant items, which were a net reduction to net income of $58 million after tax—such items included an increase to revenues from an accounting harmonization for Medicaid discounts and contract rebate accruals, gains on the sales of equity investments, copromotion charges, and merger-related costs of the confectionery, shaving and fish-care products businesses, which were discontinued in 2002.

## ACCOUNTING POLICIES

The following accounting policies are important to an understanding of our operating results and financial condition and should be considered an integral part of the financial review. For additional accounting policies, see note 1 to the consolidated financial statements, "Significant Accounting Policies."

### Estimates and Assumptions

In preparing our financial information, we use some estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for sales discounts, allowances and incentives, depreciation, amortization, employee benefits, contingencies and asset valuations. For instance, in determining our annual pension and other post-employment benefit costs, we estimate the rate of return on plan assets and the cost of future health care benefits. We are also subject to risks and uncertainties that may cause actual results to differ from estimated results, such as changes in the health care environment, competition, foreign exchange, litigation, legislation and regulations. Certain of these risks, uncertainties and assumptions are discussed under the heading "Forward-Looking Information and Factors That May Affect Future Results."

### Sales Recognition

REVENUE RECOGNITION—We record revenue from product sales when the goods are shipped and title passes to the customer.

SALES INCENTIVES—We generally record sales incentives as a reduction of revenue at the time the related revenue is recorded or when the incentive is offered, whichever is later. We estimate the cost of sales incentives based on our historical experience with similar incentive programs.

SALES DISCOUNTS AND REBATES—Provisions for discounts and rebates to customers are recorded based on the terms of sale in the same period the related sales are recorded. We determine the provision for Medicaid discounts and contract rebates based on an estimate of reimbursable prescriptions filled for individuals covered by Medicaid or a provider with whom we contract.

### Alliances

We have agreements to promote pharmaceutical products discovered by other companies. Revenue is earned when our copromotion partners ship the related products and title passes to their customer. Our alliance revenue is primarily based upon a percentage of our copromotion partners' net sales. Generally, expenses for selling and marketing these products are included in *Selling, informational and administrative* (SI&A) *expenses*.

Prior to the copromoted product receiving regulatory approval, we expense, as incurred, milestone payments made under these agreements and record them in *Other (income)/deductions—net*. Once the product receives regulatory approval, we record any subsequent milestone payments in *Other assets, deferred taxes and deferred charges* and amortize them over the remaining license term or the expected product life cycle, whichever is shorter. On an ongoing basis, we review for impairment those milestone payments that have been recorded as assets.

### Research and Development Expenses

Research and development (R&D) costs are expensed as incurred. These expenses include the cost of our proprietary R&D efforts as well as costs incurred in connection with our third-party collaboration efforts. Pre-approval milestone payments made by us to third parties under contracted R&D arrangements are expensed when the specific milestone has been achieved. We have no third-party R&D arrangements that result in the recognition of revenue.

### Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, environmental, and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We record accruals for such contingencies based upon our assessment that the occurrence is probable, and where determinable, an estimate of the liability amount. We consider many factors in making these assessments, including past history, scientific evidence and the specifics of each matter. However, litigation is inherently unpredictable and excessive verdicts do occur. We record anticipated recoveries under existing insurance contracts when assured of recovery. We also provide tax reserves when we believe that a taxing authority is likely to take a sustainable position on a matter contrary to the position taken by us or one of our subsidiaries when filing required tax returns.

### Financial Instruments

We invest, borrow and offset or hedge through a variety of financial instruments.

Held-to-maturity debt securities are reported at cost, which reflects our intent and ability to hold the securities until maturity and to redeem the securities for their face value.

Available-for-sale debt securities are reported at estimated fair value, with changes in fair value reported as an increase or decrease in *Shareholders' equity*. These are liquid investments and their fair values are based on a valuation model that uses observable market quotes and credit ratings of the securities.

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on our experience relative to the total population of accounts receivable.

All derivative contracts are reported at estimated fair value, with changes in fair value reported in earnings or deferred until the offset or hedged item is recognized in earnings, depending on the nature and effectiveness of the offset or hedging relationship (where changes in the fair value of the hedged item are counterbalanced by changes in the fair value of the derivative hedging instrument). The fair values of these contracts are based on valuation models that use observable market quotes and our view of the creditworthiness of the derivative counterparty. Any ineffectiveness in a hedging relationship is recognized immediately into earnings. Ineffectiveness is minimized through the proper relationship of the hedging derivative contract with the hedged item.

### Pension Plans

We maintain pension plans in the U.S. and abroad in accordance with local laws and regulations. In 2002, we made voluntary contributions in excess of minimum requirements of $610 million to our pension plans in major markets. In the U.S., we have established qualified defined benefit pension plans in accordance with the Employee Retirement Income Security Act of 1974, as amended. We have traditionally contributed the maximum allowed by the Internal Revenue Service—an amount significantly above government-mandated minimum funding requirements. Our U.S. qualified defined benefit pension plans have been well funded historically. The recent decline in the equity markets coupled with the decline in long-term interest rates has not caused our U.S. qualified defined benefit pension plans to require government-mandated funding. Given our strong cash flow generation, we fully expect to be able to meet any potential future pension funding obligations.

We also provide benefits through supplemental (non-qualified) retirement plans to certain employees. We provide for these plans out of our general assets since these plans are not generally funded.

Our assumption for the expected long-term rate of return on assets in our U.S. pension plans to determine net periodic benefit cost is 9% for 2003, which represents a 1% decline from our 2002 rate of return of 10%. The assumption for the expected return on assets reflects our long-term outlook for equity and fixed income returns, factoring in our pension plans' historical annualized compound return in excess of 9% and our asset allocation and investment strategy as well as our financial modeling around long-term market expectations. The expected return is applied to the fair market value of plan assets at each year-end. As a sensitivity measure, the effect of a 1% decline in the return-on-assets assumption is an increase in our 2003 U.S. (pre-tax) pension expense of approximately $30 million.

The discount rate used in calculating our U.S. pension benefit obligations at December 31, 2002 is 6.9%, which represents a 0.4% decline from our December 31, 2001 rate of 7.3%. The December 31, 2002 discount rate represents the weighted average of the plans' respective discount rates. The discount rate is largely based upon an index of high-quality fixed income investments (U.S. Moody's AA Long-Term Corporate Bond Index ) at the plans' respective measurement dates. As a sensitivity measure, the effect of a 0.4% decline in the discount rate assumption is an increase in our 2003 U.S. (pre-tax) pension expense of approximately $31 million and an increase in the U.S. pension plans' projected benefit obligations at December 31, 2002 of approximately $240 million.

# Financial Review

PFIZER INC AND SUBSIDIARY COMPANIES

### ANALYSIS OF THE CONSOLIDATED STATEMENT OF INCOME

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 | % CHANGE 02/01 | % CHANGE 01/00 |
|---|---|---|---|---|---|
| Revenues | **$32,373** | $29,024 | $26,045 | **12** | 11 |
| Cost of sales | **4,045** | 3,823 | 3,755 | **6** | 2 |
| % of revenues | **12.5%** | 13.2% | 14.4% | | |
| SI&A expenses | **10,846** | 9,717 | 9,566 | **12** | 2 |
| % of revenues | **33.5%** | 33.5% | 36.7% | | |
| R&D expenses | **5,176** | 4,776 | 4,374 | **8** | 9 |
| % of revenues | **16.0%** | 16.5% | 16.8% | | |
| Merger-related costs | **630** | 819 | 3,223 | **(23)** | (75) |
| % of revenues | **1.9%** | 2.8% | 12.4% | | |
| Other (income)/ deductions—net | **(120)** | (95) | (374) | **27** | (74) |
| Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principle | **11,796** | 9,984 | 5,501 | **18** | 81 |
| % of revenues | **36.4%** | 34.4% | 21.1% | | |
| Provision for taxes on income | **2,609** | 2,433 | 1,946 | **7** | 25 |
| Effective tax rate | **22.1%** | 24.4% | 35.4% | | |
| Income from continuing operations before cumulative effect of a change in accounting principle | **9,181** | 7,537 | 3,542 | **22** | 113 |
| % of revenues | **28.4%** | 26.0% | 13.6% | | |
| Discontinued operations—net of tax | **355** | 251 | 184 | **41** | 36 |
| Income before cumulative effect of a change in accounting principle | **9,536** | 7,788 | 3,726 | **22** | 109 |
| % of revenues | **29.5%** | 26.8% | 14.3% | | |
| Cumulative effect of a change in accounting principle—net of tax | **(410)** | – | – | * | – |
| Net income | **$ 9,126** | $ 7,788 | $ 3,726 | **17** | 109 |
| % of revenues | **28.2%** | 26.8% | 14.3% | | |

Certain reclassifications were made in 2001 and 2000 to conform to the 2002 presentation.

Percentages in this table and throughout the financial review may reflect rounding adjustments.

* Calculation not meaningful.

### REVENUES

Revenues increased 12% to $32,373 million in 2002 and 11% to $29,024 million in 2001. Revenue increases in both years were due to newly launched products, new indications for existing products and sales volume growth of our human pharmaceutical products.

Revenues in the U.S. grew 11% to $20,762 million in 2002 and 13% to $18,629 million in 2001. International revenues grew 12% to $11,611 million in 2002 and 8% to $10,395 million in 2001.

Revenues exceeded $500 million in each of seven countries outside the U.S. in 2002 and in each of six countries outside the U.S. in 2001. The U.S. was the only country to contribute more than 10% of total revenues in both years.

In the second quarter of 2001, we brought the accounting methodology pertaining to accruals for estimated liabilities related to Medicaid discounts and contract rebates of Warner-Lambert into conformity with our historical method. At Warner-Lambert, the amount of the liability was determined based on a historical percentage of sales. The adjustment reversed the cumulative effect of several years of applying different methodologies. The adjustment increased *Revenues* in 2001 by $175 million. There were no cash or operational changes, nor were our Medicaid or managed-care-contract partners affected as a result of this adjustment.

ELEMENTS OF TOTAL REVENUE GROWTH
(PERCENTAGES)


11.9
12.1
2.1
Volume
Price
Currency*
2002
(0.4)
2001
(2.8)

* Currency impact was negligible in 2002.

### REVENUES BY BUSINESS SEGMENT

We operate in the following two business segments:

- PHARMACEUTICAL—including:
  - treatments for cardiovascular diseases, infectious diseases, central nervous system disorders, diabetes, arthritis, urogenital conditions and allergies, as well as the manufacture of empty soft-gelatin capsules
  - products for livestock and companion animals
- CONSUMER PRODUCTS—including self-medications for:
  - oral care, upper respiratory health, eye care, skin care and gastro-intestinal health

TOTAL REVENUES BY BUSINESS SEGMENT


Pharmaceutical
Consumer Products
8%
92%
8%
92%
9%
91%
2002
2001
2000

PERCENTAGE CHANGE IN REVENUES

| | TOTAL % CHANGE | ANALYSIS OF % CHANGE | | |
|---|---|---|---|---|
| | | VOLUME* | PRICE** | CURRENCY |
| Pharmaceutical | | | | |
| **2002 vs. 2001** | **11.9** | **12.4** | **(0.5)** | **—** |
| 2001 vs. 2000 | 12.1 | 12.7 | 2.3 | (2.9) |
| Consumer Products | | | | |
| **2002 vs. 2001** | **7.4** | **5.9** | **1.5** | **—** |
| 2001 vs. 2000 | 4.1 | 5.6 | 0.8 | (2.3) |
| Total | | | | |
| **2002 vs. 2001** | **11.5** | **11.9** | **(0.4)** | **—** |
| 2001 vs. 2000 | 11.4 | 12.1 | 2.1 | (2.8) |

* All alliance revenue changes are included in volume.

** Reflects impact of harmonization of accounting methodology in 2001 for Medicaid discounts and contract rebate accruals.

PERCENTAGE CHANGE IN GEOGRAPHIC REVENUES

| | % CHANGE IN REVENUES | | | |
|---|---|---|---|---|
| | U.S. | | INTERNATIONAL | |
| | 02/01 | 01/00 | 02/01 | 01/00 |
| Pharmaceutical | **12** | 14 | **12** | 9 |
| Consumer Products | **8** | 6 | **7** | (1) |
| Total | **11** | 13 | **12** | 8 |

PHARMACEUTICAL

The pharmaceutical segment includes our human pharmaceutical and animal health businesses as well as Capsugel, a capsule-manufacturing business. Revenues of our pharmaceutical segment were as follows:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 | % CHANGE 02/01 | 01/00 |
|---|---|---|---|---|---|
| Human pharmaceutical | **$28,288** | $25,240 | $22,328 | **12** | 13 |
| Animal health | **1,119** | 1,021 | 1,049 | **10** | (3) |
| Capsugel | **436** | 409 | 407 | **6** | 1 |
| Total pharmaceutical | **$29,843** | $26,670 | $23,784 | **12** | 12 |

HUMAN PHARMACEUTICAL

In the U.S. market, human pharmaceutical revenue growth was 12% in 2002 and 14% in 2001. International growth was 12% in 2002 and 11% in 2001. Excluding the effect of the 2001 harmonization of an accounting methodology for Medicaid discounts and contract rebate accruals, human pharmaceutical revenue grew by 13% in 2002. On this same basis, but also excluding the impact of foreign exchange, human pharmaceutical revenue grew by 15% in 2001.

In 2002, ten human pharmaceutical products that we market or copromote each achieved sales to third parties of $1 billion or more. These products—Lipitor, Norvasc, Zoloft, Neurontin, Celebrex, Zithromax, Viagra, Diflucan, Zyrtec and Aricept—representing 85% of our human pharmaceutical revenues, grew at a combined rate of 15% in 2002.

REVENUES—MAJOR HUMAN PHARMACEUTICAL PRODUCTS

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 | % CHANGE 02/01 | 01/00 |
|---|---|---|---|---|---|
| **Cardiovascular Diseases:** | **$13,348** | $11,586 | $10,338 | **15** | 12 |
| Lipitor | **7,972** | 6,448 | 5,028 | **24** | 28 |
| Norvasc | **3,846** | 3,581 | 3,361 | **7** | 7 |
| Cardura | **531** | 551 | 794 | **(4)** | (31) |
| Accupril/Accuretic | **668** | 604 | 552 | **11** | 9 |
| **Infectious Diseases:** | **3,615** | 3,638 | 3,523 | **(1)** | 3 |
| Zithromax | **1,516** | 1,506 | 1,382 | **1** | 9 |
| Diflucan | **1,112** | 1,066 | 1,013 | **4** | 5 |
| Viracept | **336** | 364 | 436 | **(8)** | (16) |
| **Central Nervous System Disorders:** | **5,726** | 4,740 | 3,882 | **21** | 22 |
| Zoloft | **2,742** | 2,365 | 2,139 | **16** | 11 |
| Neurontin | **2,269** | 1,751 | 1,334 | **30** | 31 |
| Geodon | **222** | 150 | — | **49** | * |
| Aricept** | **203** | 157 | 119 | **29** | 32 |
| **Diabetes:** | **316** | 308 | 416 | **2** | (26) |
| Glucotrol XL | **297** | 283 | 280 | **5** | 1 |
| **Arthritis:** | **363** | 365 | 360 | **(1)** | 1 |
| Celebrex*** | **100** | 76 | 36 | **31** | 115 |
| **Urogenital Conditions:** | **1,735** | 1,518 | 1,343 | **14** | 13 |
| Viagra | **1,735** | 1,518 | 1,343 | **14** | 13 |
| **Allergy:** | **1,116** | 993 | 703 | **12** | 41 |
| Zyrtec | **1,115** | 990 | 699 | **13** | 42 |
| **Alliance Revenue** | **1,596** | 1,379 | 1,158 | **16** | 19 |

* Calculation not meaningful.

** Represents direct sales under license agreement with Eisai Co., Ltd.

*** Represents direct sales under license agreement with Pharmacia Corporation.

- **Lipitor** is the largest-selling statin medicine worldwide for the treatment of elevated cholesterol levels in the blood.
- **Norvasc** is the world's most-prescribed branded medicine for treating hypertension.
- **Zithromax** is the most-prescribed brand-name oral antibiotic in the U.S. and the second-largest-selling antibiotic worldwide.
- **Diflucan's** sales growth after 14 years on the market reflects the product's continuing acceptance as the therapy of choice for a wide range of fungal infections.
- **Zoloft** is the most-prescribed selective serotonin re-uptake inhibitor in the U.S. for the treatment of depression, obsessive-compulsive disorder (in adults and children), panic disorder, post-traumatic stress disorder (in adults) and premenstrual dysphoric disorder.
- **Neurontin** is the world's top-selling anticonvulsant for use in adjunctive therapy for epilepsy. Neurontin is also approved in more than 60 markets for the treatment of neuropathic pain conditions. Neurontin is the first oral medication approved in the U.S. to treat post-herpetic neuralgia (pain caused by a viral infection and producing a condition commonly known as shingles).
- **Viagra**, for the treatment of erectile dysfunction, is among the most widely prescribed medications in the world.
- **Zyrtec** provides strong, rapid and long-lasting relief for seasonal and year-round allergies and hives with once-daily dosing. Zyrtec-D 12 Hour is the only prescription oral antihistamine decongestant combination

medicine that treats both indoor and outdoor allergies, as well as nasal congestion.

- **Alliance revenue** reflects revenue associated with our copromotion of Celebrex, Bextra, Aricept, Spiriva and Rebif.
  - **Celebrex**, the first Cox 2 specific inhibitor to enter the market and currently the best-selling arthritis treatment worldwide was discovered and developed by our alliance partner Pharmacia.
  - **Bextra**, the latest entry to the Cox 2 specific inhibitor market was also discovered and developed by our alliance partner Pharmacia. With Celebrex and Bextra, we can offer physicians a broad, extensive portfolio enabling them to treat a wide range of conditions from rheumatoid arthritis, to osteoarthritis, to primary dysmenorrhea (menstrual pain in adults).
  - **Aricept**, discovered and developed by our alliance partner Eisai Co., Ltd., is the world's leading medicine to treat symptoms of Alzheimer's disease.
  - **Spiriva**, discovered and developed by our alliance partner Boehringer Ingelheim, is used to treat chronic obstructive pulmonary disease—a chronic respiratory disorder that includes chronic bronchitis and emphysema.
  - **Rebif**, discovered and developed by Serono S. A. (Serono), is used to treat symptoms of relapsing forms of multiple sclerosis.

  Pharmacia's worldwide sales of Celebrex decreased 2% to $3,050 million in 2002 and increased 19% to $3,114 million in 2001. Pharmacia's worldwide sales of Bextra were $470 million in 2002.

  Alliances allow us to copromote or license these products for sale in certain countries. Under the copromotion agreements, these products are marketed and promoted with our alliance partners. We provide cash, staff and other resources to sell, market, promote and further develop these products.

Rebates under Medicaid and related state programs reduced revenues by $570 million in 2002, $342 million in 2001 ($403 million excluding the effect of the harmonization of the Pfizer/Warner-Lambert accounting methodology for Medicaid discount accruals) and $349 million in 2000. We also provided legislatively mandated discounts to the U.S. federal government of $420 million in 2002, $343 million in 2001 and $237 million in 2000. Performance-based contracts also provide for rebates to several customers. These contracts are with managed care customers, including health maintenance organizations and pharmacy benefit managers, who receive rebates based on the achievement of contracted performance terms for products. Rebates are product specific, and therefore, for any given year can be impacted by the mix of products sold.

ANIMAL HEALTH

Revenues of our animal health business were as follows:

| | | | | % CHANGE | |
|---|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | **2002** | 2001 | 2000 | **02/01** | 01/00 |
| Companion animal products | **$ 524** | $ 459 | $ 379 | **14** | 21 |
| Livestock products | **595** | 562 | 670 | **6** | (16) |
| Total animal health products | **$1,119** | $1,021 | $1,049 | **10** | (3) |

Companion animal product revenues increased 14% in 2002 driven by strong global performance that was well-balanced across key brand performance as follows:

- Rimadyl (for relief of arthritis pain in dogs) sales grew 14% due to increased field and marketing emphasis on the brand throughout our international markets and increased veterinary demand in the U.S. based on a new U.S. Food and Drug Administration (FDA) approval for a post-operative pain indication
- Revolution (for protection against fleas and heartworm) sales grew 35% largely due to benefits generated from increased promotional efforts in Europe and a change from distributorship to direct customer sales in one of our Asian markets
- Clavamox/Synulox (an antibiotic for dogs and cats) sales grew 21% due to field and marketing emphasis on the brand throughout our markets

partially offset by:

- our companion animal vaccine line, which showed growth of 5%, reflective of a mature market segment in which our commitment to customer service enables us to maintain our customer base

Livestock product revenues increased 6% in 2002 with key performance as follows:

- swine vaccine sales grew 18% due to the 2002 launch of Flusure (a swine influenza vaccine) in the U.S., as well as the launch of RespiSure One/Stellamune One (a single-dose swine vaccine to prevent pneumonia) in our international markets
- cattle vaccine sales grew 12% due to growth in our European markets, where the livestock market has shown signs of recovery, and in Latin America, resulting from higher sales of vaccines for foot-and-mouth disease

partially offset by:

- Dectomax (a treatment for internal and external parasites in cattle and swine) sales, which remained flat, as the product faced increased generic competition and price erosion throughout our markets

Animal health revenues decreased 3% in 2001 primarily due to:

- the impact of mad-cow disease and foot-and-mouth disease in Europe
- the negative effects of foreign exchange (animal health revenues increased 2% in 2001 excluding the impact of foreign exchange)

partially offset by:

- increased sales of Revolution
- new promotional and distribution practices as well as various restructuring initiatives

Excluding the impact of foreign exchange and the feed-additive product lines which were sold in November 2000, animal health revenues increased 13% in 2001.

In November 2000, we sold animal health's feed-additive product lines to Phibro Animal Health, a wholly owned subsidiary of Philipp Brothers Chemicals, Inc., for cash of $45 million and a promissory note for $23 million due March 1, 2004. The sale resulted in a loss of $85 million, which was recorded in *Other (income)/deductions—net.*

## CONSUMER PRODUCTS

The consumer products segment consists of our consumer healthcare business, a supplier of over-the-counter medicines.

### CONSUMER HEALTHCARE

Revenues of our consumer healthcare business were as follows:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 | % CHANGE 02/01 | % CHANGE 01/00 |
|---|---|---|---|---|---|
| Total consumer healthcare products | **$2,530** | $2,354 | $2,261 | 7 | 4 |

The 7% increase in consumer healthcare revenues in 2002 was primarily due to:

- the success of Listerine PocketPaks representing 5% of the 7% overall increase in consumer healthcare revenues
- the 10% increase in sales of Listerine mouthwash

The 4% increase in consumer healthcare revenues in 2001 was primarily due to:

- the sales growth of Sudafed, Benadryl and Listerine mouthwash
- the U.S. launch of Listerine PocketPaks in September 2001

## PRODUCT DEVELOPMENTS

We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing in-line and alliance products. We have six new products that were recently approved or are undergoing regulatory review in the U.S. and/or European Union (E.U.): Bextra (discovered and developed by Pharmacia), Spiriva (discovered and developed by Boehringer Ingelheim), Vfend, Geodon, Relpax and Rebif (discovered and developed by Serono). We intend to launch all six products in new markets once regulatory approvals are received. However, there are no assurances as to when, or if, we will receive regulatory approval for these or any of our other new products.

Certain significant regulatory actions by, and filings pending with, the FDA follow:

**U.S. FDA Approvals**

| PRODUCT | INDICATION/DOSAGE | DATE APPROVED |
|---|---|---|
| Zoloft | Social anxiety disorder | February 2003 |
| Relpax | Migraine headaches | December 2002 |
| Zyrtec | For use in children 6 months to 2 years of age | November 2002 |
| Lipitor | Familial hypercholesterolemia—use in children 10 to 17 years of age | November 2002 |
| Geodon | Psychotic disorders—Intramuscular dosage form | June 2002 |
| Zoloft | Premenstrual dysphoric disorder | May 2002 |
| Zithromax | Three-day treatment regimen for severe acute bacterial symptoms of chronic obstructive pulmonary disease (COPD) (respiratory disorders that include chronic bronchitis and emphysema) | May 2002 |
| Vfend | Antifungal—oral and intravenous dosage forms | May 2002 |
| Neurontin | Management of post-herpetic neuralgia (pain caused by a viral infection and producing a condition commonly known as shingles) | May 2002 |
| Rebif | Multiple sclerosis | March 2002 |

**Pending U.S. New Drug Applications (NDA)**

| PRODUCT | INDICATION/DOSAGE | DATE SUBMITTED |
|---|---|---|
| Darifenacin | Overactive bladder | December 2002 |
| Geodon | Liquid oral suspension dosage form | September 2002 |
| Viracept | HIV—new dosage form | June 2002 |
| Zoloft | Pediatric depression | December 2001 |
| Spiriva | COPD | December 2001 |
| Norvasc | Pediatric | September 2001 |
| Cardura XL | Benign prostatic hyperplasia (enlarged prostate) | April 2001 |

- In December 2002, Spiriva received an approvable letter from the FDA for the long-term once-daily maintenance treatment of bronchospasm associated with COPD. The E.U. Mutual Recognition procedure was completed in April 2002. Spiriva is commercially available in 13 countries, including Germany, Canada and the United Kingdom.
- In November 2002, the FDA approved revised labeling for Bextra to include a contraindication for use in patients who have demonstrated allergic-type reactions to sulfonamides, statements in the "warnings" section regarding serious skin and anaphylactoid reactions and information in the post-marketing experience section about hypersensitivity and skin reactions.
- In October 2002 and September 2002, the intravenous formulations of Zithromax were approved in Spain and Italy.

- In September 2002, our co-marketing partner Eisai submitted a supplemental NDA with the FDA for the use of Aricept in the treatment of vascular dementia.
- In August 2002, Zoloft received labeling in the U.S. featuring the results of the first and only studies assessing the utility of a selective serotonin re-uptake inhibitor in the maintenance treatment of panic disorder and obsessive-compulsive disorder.
- In July 2002, the regulatory authorities in the E.U. recommended Bextra for approval.
- In June 2002, the FDA approved revised labeling for Celebrex. The new prescribing information includes additional gastrointestinal safety data and data indicating that there was no increased risk for serious cardiovascular adverse events observed, including heart attack, stroke and unstable angina.
- In March 2002, Vfend was approved in both oral and intravenous forms in the E.U.

Ongoing or planned clinical trials for additional uses and dosage forms for our currently marketed products include:

| PRODUCT | INDICATION/DOSAGE |
|---|---|
| Viagra | Female sexual arousal disorder |
| | Pulmonary arterial hypertension in both children and adults |
| Lipitor/Norvasc | Single product that combines cholesterol-lowering and antihypertensive medications in Lipitor and Norvasc |
| Celebrex | Sporadic adenomatous polyposis—a precancerous condition caused by growths in the intestines |
| | Barrett's esophagus—a precancerous condition caused by repeated damage from stomach acid regurgitation |
| | Actinic keratosis—a precancerous skin growth caused by overexposure to sunlight |
| | Bladder cancer |
| | Ankylosing spondylitis—an inflammation of the spine |
| | Chronic lower back pain |
| Zithromax | Sinusitis |
| | Sustained release Zithromax (bacterial infections) |
| Geodon | Mania |

It is our current intention to submit applications for the following new chemical compounds subject to ongoing negotiations and discussions with various regulatory agencies:

| COMPOUND | INDICATION | ANTICIPATED SUBMISSION DATE |
|---|---|---|
| Lipitor/Norvasc | Dual therapy | 2003 |
| pregabalin | Neuropathic pain<br>Epilepsy<br>Generalized anxiety disorder | 2003 |

Advanced-stage clinical studies are continuing for several agents, including indiplon for insomnia, Macugen for macular degeneration, capravirine for HIV/AIDS, lasofoxifene for osteoporosis and other indications, varenicline for smoking cessation and Exubera, an inhalable form of insulin under co-development, co-manufacture, and co-marketing with Aventis Pharma (Aventis), with the participation of Nektar Therapeutics (formerly known as Inhale Therapeutic Systems).

Together with Aventis, we will complete additional long-term studies for the Exubera development program. These trials are well under way and involve patients with Type 1 and Type 2 diabetes. Because of the potential widespread use of Exubera among diabetes patients, additional rigorous testing and assessment of all pulmonary function measures are appropriate to deepen the medical understanding of diabetes and Exubera's role in the future management of diabetes. Based on interim data from one-year controlled safety studies, we are confident that Exubera will be an important medication to treat this devastating disease. We are continuing our discussions with regulatory agencies regarding the timing of the submission.

In December 2002, we announced an agreement with Neurocrine Biosciences, Inc. (Neurocrine) for the exclusive worldwide development and commercialization of indiplon, Neurocrine's Phase III compound for the potential treatment of insomnia. Under terms of the agreement, we will obtain an exclusive, worldwide license for indiplon. We will record all sales of indiplon and Neurocrine will have exclusive rights to copromote, but not to sell, indiplon in the U.S. Following filing of an NDA for indiplon, Neurocrine will also have rights to detail, but not to sell, our antidepressant, Zoloft, in the U.S. The government approved the transaction in February 2003 and we expect to expense a payment of $100 million to Neurocrine in March 2003. Additional milestone payments of $300 million potentially could be made to Neurocrine based on worldwide regulatory submissions and approvals. We will fund the ongoing development of indiplon and pay royalties on worldwide sales and copromotion commissions in the U.S. Neurocrine may submit the indiplon NDA as early as year-end 2003. Following the U.S. launch of indiplon, we will provide a $175 million secured credit facility for a period of three years.

Also in December 2002, we announced an agreement with Eyetech Pharmaceuticals, Inc. (Eyetech) to jointly develop and commercialize Eyetech's Macugen(TM) (pegaptanib sodium), a potential treatment for age-related macular degeneration (AMD) and diabetic macular edema (DME), both leading causes of blindness. The government approved the transaction in February 2003 at which time we expensed our $100 million payment to Eyetech. Additional milestone payments up to $195.5 million potentially could be made to Eyetech based on worldwide regulatory submission and approvals. Eyetech also has the potential to receive up to an additional $450 million in milestone payments, which are contingent upon successful commercialization of Macugen(TM) and attainment of agreed-upon sales levels. We will also fund the majority of the ongoing development costs for both the AMD and DME indications. If approved, we will copromote Macugen(TM) with Eyetech in the U.S. and we will record alliance revenue for copromotion services provided to Eyetech. Outside the U.S., we will market the product exclusively under a royalty-bearing license and we will directly record sales of the product.

Additional product-related programs are in various stages of discovery and development.

## COSTS AND EXPENSES

**Cost of sales** increased 6% in 2002 and 2% in 2001 while revenues increased 12% in 2002 and 11% in 2001. The change in both years reflects favorable business and product mix, the benefit of integration synergies and improvements in manufacturing efficiencies. Manufacturing efficiencies stem from greater volume and cost reductions attributable to procurement initiatives, as well as plant operating efficiencies. Cost of sales in 2002 was unfavorably impacted by foreign exchange versus a favorable impact in 2001.

**SI&A** expenses increased 12% in 2002 and 2% in 2001. These increases are mainly due to strong marketing and sales support for our broad portfolio of human pharmaceutical products. During 2002, marketing expenses included costs associated with the U.S. launch of the anti-arthritic product Bextra, copromoted with Pharmacia, the U.S. launch of the anti-fungal agent Vfend, and initial commercial support of the multiple sclerosis product Rebif, copromoted in the U.S. with Serono. In Europe, the launch of Spiriva for COPD, copromoted with Boehringer Ingelheim and the migraine product Relpax also contributed to the year-over-year increase in marketing expenses.

**R&D** expenses increased 8% in 2002 and 9% in 2001. In both years, growth is attributable to increased support of the late-stage R&D portfolio, higher costs as a result of the recent expansion of facilities and increased information technology costs due to the continued implementation of enterprise-wide resource management systems.

We incurred the following **merger-related costs** in continuing operations in connection with our merger with Warner-Lambert and our proposed acquisition of Pharmacia:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Transaction costs | $ – | $ – | $ 226 |
| Transaction costs related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger | – | – | 1,838 |
| Integration costs—Warner-Lambert | 345 | 456 | 242 |
| Pre-integration costs—Pharmacia | 98 | – | – |
| Restructuring charges—Warner-Lambert | 187 | 363 | 917 |
| Total merger-related costs | $630 | $819 | $3,223 |

- Transaction costs include banking, legal, accounting and other costs directly related to our merger with Warner-Lambert.
- Integration costs represent external, incremental costs directly related to our merger with Warner-Lambert, including expenditures for consulting and systems integration.
- Pre-integration costs represent external, incremental costs directly related to our proposed acquisition of Pharmacia.

The components of the restructuring charges associated with the merger of the Warner-Lambert operations follow:

| | PROVISIONS | | | | UTILIZATION THROUGH DEC. 31, | RESERVE* DEC. 31, |
|---|---|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 | TOTAL | 2002 | 2002 |
| Employee termination costs | $170 | $249 | $850 | $1,269 | $(1,237) | $32 |
| Property, plant and equipment | 4 | 84 | 46 | 134 | (134) | – |
| Other | 13 | 30 | 21 | 64 | (64) | – |
| Total | $187 | $363 | $917 | $1,467 | $(1,435) | $32 |

* Included in *Other current liabilities*.

Through December 31, 2002, the charges for employee termination costs represent the approved reduction of our work force of our continuing businesses by 7,961 people, mainly in administrative functions for corporate, manufacturing, distribution, sales and research. We notified affected individuals, and as of December 31, 2002, 7,321 employees had been terminated. Employee termination costs include accrued severance benefits and costs associated with change-in-control provisions of certain Warner-Lambert employment contracts. Under the terms of these contracts, certain terminated employees may elect to defer receipt of severance benefits. Severance benefits deferred for future payments were $218 million at December 31, 2002 and $215 million at December 31, 2001. The deferred severance benefits are considered utilized charges and are included in *Other noncurrent liabilities*.

The impairment and disposal charges through December 31, 2002 for property, plant and equipment include the consolidation of facilities and related fixed assets and the termination of certain software installation projects.

Merger-related synergies of about $1.8 billion were achieved in 2002 related to the Warner-Lambert acquisition. Total merger-related costs (excluding the transaction costs related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger) were about $2.8 billion from the close of the transaction through the end of 2002. Costs associated with the Warner-Lambert transaction are essentially complete, and the total is consistent with previous estimates.

The components of **other (income)/deductions—net** follow:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest income | $(382) | $(539) | $(558) |
| Interest expense | 279 | 322 | 427 |
| Interest expense capitalized | (28) | (56) | (46) |
| Net interest income | (131) | (273) | (177) |
| Various litigation matters | 15 | – | – |
| Gains on the sales of product lines | (34) | – | (117) |
| Asset impairment charges | 63 | – | – |
| Gains on sales of equity investments | – | (17) | (216) |
| Copromotion charges for fees paid prior to regulatory approval | 32 | 206 | – |
| Loss on sale of animal health feed-additive products | – | – | 85 |
| Rezulin withdrawal provision | – | – | 136 |
| Amortization of goodwill and other intangibles | 28 | 94 | 110 |
| Net exchange (gains)/losses | 40 | 33 | (59) |
| Other, net | (133) | (138) | (136) |
| Other (income)/deductions—net | $(120) | $ (95) | $(374) |

Our overall **effective tax rate** for continuing operations was 22.1% in 2002 and 24.4% in 2001. The lower tax rate in 2002 was primarily due to changes in product mix and tax-planning initiatives.

The effective tax rate for continuing operations, excluding the cumulative effect of a change in accounting principle, certain significant items and merger-related costs was 23.0% in 2002 and 25.1% in 2001.

## DISCONTINUED OPERATIONS

We sold or are in the process of selling the following businesses and product lines that do not fit our strategic goals:

- In December 2002, we sold the Tetra fish-care products business, formerly part of our Consumer Products segment, to the Triton Fund for $238.5 million in cash. We recognized a gain of $117 million ($77 million net of tax) on the sale in 2002.
- In December 2002, we entered into an agreement to sell the Adams confectionery products business, formerly part of our Consumer Products segment, to Cadbury Schweppes plc for $4.2 billion in cash.
- In January 2003, we entered into an agreement to sell the Schick-Wilkinson Sword shaving products business, formerly part of our Consumer Products segment, to Energizer Holdings Inc. for $930 million in cash.
- We decided to sell certain of our women's health product lines (femhrt, Loestrin and Estrostep), formerly part of our Pharmaceutical segment.

The divestitures of the Adams and Schick-Wilkinson Sword businesses and the women's health product lines are expected to close in the first half of 2003 and are subject to the usual regulatory approvals. These businesses and product lines are reflected as discontinued operations in 2002, 2001 and 2000.

The following amounts related to the Tetra, Adams and Schick-Wilkinson Sword businesses and women's health product lines have been segregated from continuing operations and reflected as discontinued operations:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues | **$2,908** | $2,958 | $3,055 |
| Pre-tax income | **$ 447** | $ 405 | $ 262 |
| Provision for taxes on income | **169** | 154 | 97 |
| Income from operations of discontinued businesses—net of tax | **278** | 251 | 165 |
| Pre-tax gain on sale of discontinued business | **117** | – | 32 |
| Provision for taxes on gain | **40** | – | 13 |
| Gain on sale of discontinued business—net of tax* | **77** | – | 19 |
| Discontinued operations—net of tax | **$ 355** | $ 251 | $ 184 |

* Reflects working capital settlement amounts in 2000 for certain of our previously discontinued businesses.

## INCOME FROM OPERATIONS

Income before the cumulative effect of a change in accounting principle, excluding certain significant items and merger-related costs, increased 19% in 2002 and 29% in 2001. We believe that investors' understanding of our performance is enhanced by disclosing net income excluding the impact of the cumulative effect of a change in accounting principle; costs related to merger activities; gains or losses on the sale of businesses, product lines and equity investments; copromotion charges; and other items. Management analyzes the company's performance based on operating results excluding certain significant items and merger-related costs. We believe that this basis better portrays the core operations of the company. A reconciliation between income before the cumulative effect of a change in accounting principle, as reported under accounting principles generally accepted in the United States of America (GAAP), and income before the cumulative effect of a change in accounting principle, excluding certain significant items and merger-related costs follows:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 | % CHANGE 02/01 | % CHANGE 01/00 |
|---|---|---|---|---|---|
| Income before cumulative effect of a change in accounting principle, as reported under GAAP | **$9,536** | $7,788 | $3,726 | **22** | 109 |
| Certain significant items and merger-related costs | **377** | 563 | 2,769 | **(33)** | (80) |
| Income before cumulative effect of a change in accounting principle, excluding certain significant items and merger-related costs | **$9,913** | $8,351 | $6,495 | **19** | 29 |

Certain significant items and merger-related costs follow:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| *Significant items, pre-tax:* | | | |
| Harmonization of accounting methodology* | **$ –** | $(175) | $ – |
| Copromotion charges** | **32** | 206 | – |
| Asset impairment charges** | **18** | – | – |
| Gains on the sales of equity investments** | **–** | (17) | (216) |
| Gain on the sale of discontinued business*** | **(117)** | – | – |
| Gains on the sales of product lines** | **(34)** | – | (117) |
| Charges to write-down equity investments** | **45** | – | – |
| Various litigation matters† | **25** | – | – |
| Warner-Lambert merger-related costs of discontinued businesses*** | **6** | 20 | 34 |
| Costs associated with the withdrawal of Rezulin** | **–** | – | 136 |
| Loss on the sale of feed-additive products** | **–** | – | 85 |
| Total significant items, pre-tax | **(25)** | 34 | (78) |
| Total merger-related costs, pre-tax | **630** | 819 | 3,223 |
| Total significant items and merger-related costs, pre-tax | **605** | 853 | 3,145 |
| Provision for taxes on income | **(228)** | (290) | (376) |
| Total significant items and merger-related costs, after tax | **$377** | $ 563 | $2,769 |

* Represents an increase to *Revenues* from the harmonization of Pfizer/Warner-Lambert accounting methodology for Medicaid discounts and contract rebate accruals.

** Included in *Other (income)/deductions—net*.

*** Included in *Discontinued operations—net of tax*.

† $15 million included in *Other (income)/deductions—net* and $10 million in *Selling, informational and administrative expenses*.

## FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our net financial asset position as of December 31 was as follows:

| (MILLIONS OF DOLLARS) | 2002 | 2001 |
|---|---|---|
| Financial assets* | $18,111 | $14,608 |
| Short-term borrowings and long-term debt | 11,809 | 8,872 |
| Net financial assets | $ 6,302 | $ 5,736 |

* Consists of cash and cash equivalents, short-term loans and investments and long-term loans and investments.

## SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

| | 2002 | 2001 |
|---|---|---|
| Cash and cash equivalents and short-term loans and investments (millions of dollars)* | $12,950 | $8,884 |
| Working capital (millions of dollars)** | 6,226 | 5,483 |
| Current ratio*** | 1.34:1 | 1.40:1 |
| Shareholders' equity per common share† | $ 3.27 | $ 2.95 |

* Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to subsidiaries as needed. Where local restrictions prevent intercompany financing, subsidiaries' working capital needs would be met through ongoing cash flows and/or external borrowings.

** We rely largely on operating cash flow, short-term commercial paper borrowings and long-term debt to provide for working capital needs. Working capital includes assets and liabilities of our discontinued businesses held for sale.

*** Current ratio is the proportion of current assets to current liabilities.

† Represents total shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trust).

The increase in working capital in 2002 was primarily due to the following:

- cash from current period operations
- long-term debt issuances—$603 million

partially offset by:

- purchases of property, plant and equipment—$1,758 million
- purchases of our common stock—$4,996 million
- cash dividends on common stock—$3,168 million

The increase in shareholders' equity per common share in 2002 is primarily due to net income, partially offset by dividends declared.

## SUMMARY OF CASH FLOWS

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash provided by/(used in): | | | |
| Operating activities | $ 9,864 | $8,861 | $ 5,912 |
| Investing activities | (4,338) | (7,135) | (3,635) |
| Financing activities | (4,999) | (2,096) | (3,728) |
| Discontinued operations | 319 | 313 | 188 |
| Effect of exchange-rate changes on cash and cash equivalents | (4) | (6) | 4 |
| Net increase/(decrease) in cash and cash equivalents | $ 842 | $ (63) | $(1,259) |

Net cash provided by continuing operating activities increased $1,003 million in 2002 primarily due to:

- current period continuing operations net of non-cash items

partially offset by:

- timing of collections of accounts receivable

Net cash provided by operating activities increased $2,949 million in 2001 primarily due to:

- current period operations, excluding merger-related costs
- timing of collections of accounts receivable

partially offset by:

- payments of merger-related costs

Net cash used in investing activities decreased $2,797 million in 2002 primarily due to:

- a decline in property, plant and equipment purchases of $347 million
- a decline in long-term and short-term investment purchases of $2,397 million
- proceeds from the sale of the Tetra business of $198 million

partially offset by:

- an increase in product rights acquired of $360 million

Net cash used in investing activities increased $3,500 million in 2001 primarily due to:

- an increase in purchases of short- and long-term investments of $9,326 million

partially offset by:

- an increase in redemptions of short-term investments of $6,216 million

Net cash used in financing activities increased $2,903 million in 2002 primarily due to:

- a decrease in net proceeds from borrowings of $1,006 million
- an increase in common share purchases under our stock buyback programs of $1,331 million
- an increase in cash dividends paid of $453 million as a result of an 18% increase in our quarterly dividends

Net cash used in financing activities decreased $1,632 million in 2001 primarily due to:

- an increase in net proceeds from borrowings of $5,225 million

partially offset by:

- an increase in common share purchases of $2,660 million
- an increase in cash dividends paid of $518 million
- less cash received from exercises of employee stock options of approximately $400 million

In July 2002, we announced a new $16 billion share-purchase program, increased from the initial $10 billion authorized by our board of directors on June 27, 2002. We will buy back our common stock via open market purchases or in privately negotiated transactions, as circumstances and prices warrant, with the anticipation of completing the share-purchase program in 2003. Under this share-purchase program, we purchased approximately 102 million shares of common stock at an average price of $29.41 per share, at a total cost of approximately $3 billion, in 2002. In May 2002, we completed the share-purchase program authorized in June 2001. In total under the June 2001 program, we purchased 120 million shares at a total cost of approximately $4.8 billion. During 2002, under both the 2002 and the 2001 programs, we purchased approximately 153 million shares of common stock at a total cost of approximately $5 billion. Purchased shares are available for general corporate purposes.

PAYMENTS DUE UNDER CONTRACTUAL OBLIGATIONS AT DECEMBER 31, 2002 MATURE AS FOLLOWS:

| (MILLIONS OF DOLLARS) | TOTAL | YEARS WITHIN 1 | OVER 1 TO 3 | OVER 3 TO 5 | AFTER 5 |
|---|---|---|---|---|---|
| Short-term borrowings | $8,669 | $8,669 | $ – | $ – | $ – |
| Lease commitments | 1,399 | 171 | 314 | 239 | 675 |
| Purchase commitments of our manufacturing and research operations | 675 | 582 | 41 | 30 | 22 |
| Clinical development commitments | 303 | 181 | 89 | 29 | 4 |
| Strategic alliance commitments | 808 | 264 | 343 | 201 | – |
| Long-term debt* | 3,140 | – | 831 | 820 | 1,489 |

* Long-term debt consists of senior unsecured notes, floating-rate unsecured notes, foreign denominated notes and other borrowings and mortgages.

In 2003, for Pfizer on a stand-alone basis, we expect to spend approximately $1.8 billion on property, plant and equipment.

Our short-term borrowings have been rated P1 by Moody's Investors Service (Moody's) and A-1+ by Standard and Poor's (S&P). Also, our long-term debt has been rated Aaa by Moody's and AAA by S&P for the past 17 years. Moody's and S&P are the major corporate debt-rating organizations, and these are their highest ratings. Both agencies have confirmed our ratings following the announcement of our intent to acquire Pharmacia. We rely largely on operating cash flow, short-term commercial paper borrowings and long-term debt to provide for working capital needs. Our access to short-term financing at favorable rates would be materially affected by a substantial downgrade in our credit ratings. Our superior credit ratings are primarily based on our diversified product portfolio, our strong operating cash flows and our substantial cash balances.

In April 2002, we issued $600 million of senior unsubordinated dollar-denominated debt. The notes mature on April 15, 2009, with interest payable annually, in arrears, beginning on April 15, 2003, at a rate of 5.625%. The proceeds from the debt were used for general corporate purposes.

In 2001, we issued $1,350 million and 60 billion yen ($489 million at date of issuance) of senior unsecured notes—$600 million of the notes mature November 1, 2004, with interest payable semi-annually at a rate of 3.625%. The remaining $750 million of the notes mature on February 1, 2006, with interest payable semi-annually at a rate of 5.625%. The 60 billion yen notes mature on March 18, 2008, with interest payable semi-annually, at a rate of .80%. The proceeds from the note issuances were used for general corporate purposes.

We have available lines of credit and revolving-credit agreements with a group of banks and other financial intermediaries. We utilize short-term commercial paper to provide working capital. We maintain cash balances in excess of our commercial paper borrowings and have access to $2.9 billion of lines of credit that expire within one year. Of these lines of credit, $2.5 billion are unused, of which our lenders have committed to loan us $500 million at our request.

In February 2003, we issued:

- $300 million senior unsecured notes, due March 2009, which pay interest semi-annually, beginning on September 2, 2003, at a rate of 3.3%; and
- $300 million senior unsecured notes, due March 2018, which pay interest semi-annually, beginning on September 1, 2003, at a rate of 4.65%.

The notes were issued under a $5 billion debt shelf registration statement filed with the Securities and Exchange Commission in November 2002.

In connection with these debt issuances, we entered into:

- $300 million notional amount of interest rate swaps maturing in 2009; and
- $300 million notional amount of interest rate swaps maturing in 2018.

We designated these interest rate swaps as fair value hedges of the changes in the fair value of fixed rate debt. These swaps serve to reduce our exposure to long-term U.S. interest rates by effectively converting the fixed rates associated with the long-term debt to floating rates.

We have approximately $6.9 billion in available borrowings between unused lines of credit and debt securities under a shelf registration statement filed with the SEC.

Certain of our copromotion agreements include additional provisions that give our alliance partners the right to negotiate the copromotion of certain specified Pfizer-discovered products or to receive cash payments beginning after 2005.

## DIVIDENDS ON COMMON STOCK

Our dividend payout ratio was approximately 36% in both 2002 and 2001. In December 2002, our Board of Directors declared a first-quarter 2003 dividend of $.15 per share. The 2003 cash dividend marks the 36th consecutive year of dividend increases.

## BANKING OPERATION

Our international banking operation, Pfizer International Bank Europe (PIBE), operates under a full banking license from the Central Bank of Ireland. The results of its operations are included in *Other (income)/deductions—net*.

PIBE extends credit to financially strong borrowers, largely through U.S. dollar loans made primarily for short and medium terms, with floating interest rates. Generally, loans are made on an unsecured basis. When deemed appropriate, guarantees and certain covenants may be obtained as a condition to the extension of credit.

To reduce credit risk, PIBE has established credit approval guidelines, borrowing limits and monitoring procedures. Credit risk is further reduced through an active policy of diversification with respect to borrower, industry and geographic location. PIBE continues to enjoy S&P's highest short-term rating of A-1+.

The net income of PIBE is affected by changes in market interest rates because of repricing and maturity mismatches between its interest-sensitive assets and liabilities. PIBE is currently asset sensitive (more assets than liabilities repricing in a given period) and, therefore, we expect that in an environment of decreasing interest rates, net income would decrease. PIBE's asset and liability management reflects its liquidity position and general market conditions.

For additional details regarding our banking operation, see note 5 to the consolidated financial statements, "Banking and Insurance Subsidiaries."

## RECENTLY ISSUED ACCOUNTING STANDARDS

As of January 1, 2003, we will adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets. We do not expect the provisions of SFAS No. 143 to have a material impact on our consolidated financial statements.

Also on January 1, 2003, we will adopt the provisions of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 amends existing accounting rules for these costs by requiring that a liability be recorded at fair value when incurred. The liability would be reviewed regularly for changes in fair value with adjustments recorded in the consolidated financial statements. SFAS No. 146 also provides specific guidance for lease termination costs and one-time employee termination benefits when incurred as part of an exit or disposal activity. SFAS No. 146 will change the measurement and timing of costs associated with exit and disposal activities initiated after December 31, 2002. The provisions of SFAS No. 146 will be applied prospectively to all such costs.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*. FIN 46 provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the variable interest entities. This interpretation applies immediately to all variable interest entities created after January 31, 2003. The effective date for applying FIN 46's consolidation requirements to variable interest entities acquired before February 1, 2003 is the beginning of our third quarter 2003. We do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

## FORWARD-LOOKING INFORMATION AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This annual report and other written and oral statements that we make from time to time contain such forward-looking statements that set out anticipated results based on management's plans and assumptions. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, and financial results. Among the factors that could cause actual results to differ materially are the following:

- the success of research and development activities and the speed with which regulatory authorizations, pricing approvals, and product launches may be achieved
- competitive developments affecting our current growth products
- the ability to successfully market both new and existing products domestically and internationally
- *difficulties or delays in manufacturing*
- trade buying patterns
- the ability to meet generic and branded competition after the loss of patent protection for our products
- trends toward managed care and health care cost containment
- possible U.S. legislation affecting, among other things, pharmaceutical pricing and reimbursement, including Medicaid and Medicare
- legislation or regulations in markets outside the U.S. affecting product pricing, reimbursement or access
- contingencies related to actual or alleged environmental contamination
- legal defense costs, insurance expense, settlement costs, and the risk of an adverse decision related to product liability, patent protection and other lawsuits
- the company's ability to protect its patents and other intellectual property both domestically and internationally
- interest rate and foreign currency exchange rate fluctuations
- governmental laws and regulations affecting domestic and foreign operations, including tax obligations
- changes in generally accepted accounting principles
- any changes in business, political and economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas
- the ability to divest and the timing of the divestitures of the discontinued businesses
- growth in costs and expenses
- changes in our product mix
- the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items, including our ability to obtain the anticipated results and synergies from our announced proposed acquisition of Pharmacia and the increased uncertainty created by the integration of the two businesses, as well as our sale of the Tetra business, our proposed sale of the Adams and Schick-Wilkinson Sword businesses and the timing and success of the sale of the women's health product lines

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Certain risks, uncertainties and assumptions are discussed here and under the heading entitled "Cautionary Factors That May Affect Future Results" in Item 1 of our annual report on Form 10-K for the year ended December 31, 2002, which will be filed at the end of March 2003.

This discussion of potential risks and uncertainties is by no means complete but is designed to highlight important factors that may impact our outlook.

**Proposed Acquisition of Pharmacia Corporation**

On July 15, 2002, we announced that we signed a definitive agreement to merge with Pharmacia Corporation (Pharmacia) in a stock-for-stock transaction valued on that date at approximately $60 billion. In December 2002, both Pfizer and Pharmacia shareholders approved the acquisition. The European Commission has approved our proposed acquisition of Pharmacia. We are awaiting approval by U.S. regulatory authorities. We expect the acquisition will close in the first quarter of 2003. Under terms of the merger agreement, upon close of the transaction we will exchange 1.4 shares of Pfizer common stock for each outstanding share of Pharmacia common stock in a tax-free transaction resulting in the issuance of approximately 2 billion shares of Pfizer common stock. We also will exchange options on 1.4 shares of Pfizer common stock for each outstanding Pharmacia option at the merger date. In addition, each share of Pharmacia convertible perpetual preferred stock will be exchanged for a share of a newly created class of Pfizer convertible perpetual preferred stock with rights substantially identical to the rights of the Pharmacia convertible perpetual preferred stock. The perpetual preferred stock will be convertible into approximately 16 million shares of Pfizer common stock.

In 2002, we have incurred approximately $33 million in transaction costs, including banking, legal, accounting and other costs directly related to our proposed acquisition of Pharmacia. At December 31, 2002, these costs are included in *Other assets, deferred taxes and deferred charges*. However, upon close of the acquisition, these amounts will become a part of the purchase price of Pharmacia. We have also incurred and expensed approximately $98 million of pre-integration costs associated with the proposed acquisition of Pharmacia. These costs are included in *Merger-related costs*.

The acquisition of Pharmacia could result in the divestiture of certain assets and operations, as required by regulatory agencies.

**Competition and the Health Care Environment**

In the U.S., many pharmaceutical products are subject to increasing pricing pressures, which could be significantly impacted by the current national debate over Medicare reform. If the Medicare program provided outpatient pharmaceutical coverage for its beneficiaries, the federal government, through its enormous purchasing power under the program, could demand discounts from pharmaceutical companies that may implicitly create price controls on prescription drugs. On the other hand, a Medicare drug reimbursement provision may increase the volume of pharmaceutical drug purchases, offsetting at least in part these potential price discounts. In addition, managed care organizations, institutions, Medicaid and other government agencies continue to seek price discounts. Government efforts to reduce Medicare and Medicaid expenses may continue to increase the use of managed care organizations. This may result in managed care's influencing prescription decisions for a larger segment of the population.

We encounter similar regulatory and legislative issues in most other countries. In Europe and some other international markets, the government provides health care at low direct costs to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored health care system. This international patchwork of price regulation has led to different prices and some third-party trade in our products from markets with low prices. Such trade exploiting price differences between countries can undermine our sales in markets with higher prices. As a result, it is expected that pressures on the pricing component of operating results will continue.

As part of our commitment to improving health care for low-income seniors, we have expanded our Pfizer For Living program to include three new elements: a Pfizer Share Card; a help line to assist low-income seniors in learning about other services and benefits available in the healthcare system; and new easy-to-read health information on medical conditions. The Pfizer Share Card enables individual Medicare-eligible Americans with annual gross incomes of less than $18,000 ($24,000 for couples who file joint returns) who lack prescription drug coverage to buy a 30-day supply of any Pfizer prescription medicine for a flat fee of $15 per product. The Pfizer Share Card builds upon our longstanding commitment to ensure that patients have access to innovative pharmaceuticals, regardless of their ability to pay. Through Sharing the Care—a partnership with the National Governors Association and the National Association for Community Health Centers—we provide many of our leading medicines to low-income, uninsured patients through a network of 380 community health centers. Through a complementary program, Connection to Care, we donate medicines through individual physicians treating indigent patients. Internationally, we have two innovative access programs: the International Trachoma Initiative (ITI) and the Diflucan Partnership Program (DPP). Through the ITI, we donate the antibiotic Zithromax to combat blinding trachoma in developing countries. Through the DPP, we donate our antifungal Diflucan to treat two opportunistic fungal infections that often strike patients with HIV/AIDS in the world's least developed countries where the disease is most prevalent. The DPP is currently active in 13 countries.

**Operating Environment**

Operations could be affected by changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, reimbursement and marketing of products, as well as by unstable governments and legal systems, intergovernmental disputes and possible nationalization.

**Financial Risk Management**

The overall objective of our financial risk management program is to seek a reduction in the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities.

We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change. Generally, we do not use financial instruments for trading activities.

FOREIGN EXCHANGE RISK—A significant portion of our revenues and earnings are exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing local currency revenues in relation to local currency costs and local currency assets in relation to local currency liabilities.

Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from mostly intercompany short-term foreign currency assets and liabilities that arise from operations. We also use foreign currency forward-exchange contracts and foreign currency swaps to hedge the potential earnings effects from short- and long-term foreign currency investments and loans and intercompany loans.

Foreign currency put options are sometimes purchased to reduce a portion of the potential negative effects on earnings related to certain of our significant anticipated intercompany inventory purchases for up to one year. In 2002, these purchased options hedge Japanese yen versus the U.S. dollar.

In addition, under certain market conditions, we protect against possible declines in the reported net assets of our subsidiaries in Japan and in countries that are members of the European Economic and Monetary Union. Early in the first quarter of 2001, we ceased all borrowings in euros.

For additional details on foreign exchange exposures, see note 6-D to the consolidated financial statements, "Financial Instruments—Derivative Financial Instruments and Hedging Activities."

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined as follows:

- foreign currency forward-exchange contracts, currency swaps and foreign currency put options—net present values
- foreign receivables, payables, debt and loans—changes in exchange rates

In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar. All other factors were held constant.

If there were an adverse change in foreign exchange rates of 10%, the expected effect on net income related to our financial instruments would be immaterial. For additional details, see note 6-D to the consolidated financial statements, "Financial Instruments—Derivative Financial Instruments and Hedging Activities: Accounting Policies."

INTEREST RATE RISK—Our U.S. dollar interest-bearing investments, loans and borrowings are subject to interest rate risk. We invest and borrow primarily on a short-term or variable-rate basis. We are also subject to interest rate risk on Japanese yen short- and long-term borrowings. Under certain market conditions, interest rate swap contracts are used to adjust interest-sensitive assets and liabilities and forecasted assets and liabilities.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. The fair values of these instruments were determined by net present values.

In this sensitivity analysis, we used the same change in interest rate for all maturities. All other factors were held constant.

If there were an adverse change in interest rates of 10%, the expected effect on net income related to our financial instruments would be immaterial.

**Legal Proceedings and Contingencies**

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, environmental, and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have valid defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe that we have valid defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

**Outlook**

We sold, or are in the process of selling, several businesses that do not fit our strategic goals. We expect to complete the remaining divestitures in the first half of 2003. Due to the partial-year loss of contribution of these businesses to our consolidated results—in part offset by interest income on the proceeds from their sale—we forecast 2003 diluted EPS, excluding certain significant items and merger-related costs, for Pfizer on a stand-alone basis, of approximately $1.80. We do not forecast reported 2003 diluted EPS in large part because the exact timing of the Pharmacia acquisition and the exact terms of the divestitures have not yet been determined and therefore related merger-related costs cannot yet be forecasted nor can any gains from sales of businesses.

## Management's Report

We prepared and are responsible for the financial statements that appear on pages 44 to 68. These financial statements are in conformity with accounting principles generally accepted in the United States of America, and therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

We have designed a system of internal controls to:

- safeguard the Company's assets,
- ensure that transactions are properly authorized,
- provide reasonable assurance, at reasonable cost, of the integrity, objectivity and reliability of the financial information, and
- include procedures for appropriate disclosure.

An effective internal control system has inherent limitations no matter how well designed, and therefore, can provide only reasonable assurance with respect to financial statement preparation. The system is built on a business ethics policy that requires all employees to maintain the highest ethical standards in conducting Company affairs. Our system of internal control includes:

- careful selection, training and development of financial managers,
- an organizational structure that segregates responsibilities,
- a communications program that ensures that the Company's policies and procedures are well understood throughout the organization,
- an extensive program of internal audits, with prompt follow-up, including reviews of separate operations and functions around the world, and
- the periodic evaluation of disclosure controls and procedures.

Our independent certified public accountants, KPMG LLP, have audited the annual financial statements in accordance with auditing standards generally accepted in the United States of America. The independent auditors' report expresses an informed judgment as to the fair presentation of the Company's reported operating results, financial position and cash flows. Their judgment is based on the results of auditing procedures performed and such other tests that they deemed necessary, including their consideration of our internal control system.

We consider, and take appropriate action on, recommendations made by KPMG LLP and our internal auditors. We believe that our system of internal control is effective and adequate to accomplish the objectives discussed above.

**Henry A. McKinnell**, Chairman and Chief Executive Officer

**David L. Shedlarz**, Principal Financial Officer

**Loretta V. Cangialosi**, Principal Accounting Officer
FEBRUARY 27, 2003

## Audit Committee's Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Committee has met and held discussions with management and the independent auditors. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by Statement of Auditing Standards No. 61, *Communication With Audit Committees*. In addition, the Committee has discussed with the independent auditors the auditors' independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*. The Committee has also considered whether the independent auditors' non-audit services to the Company are compatible with the auditors' independence. The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors with and without management present to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission. The Committee has selected and the Board of Directors has ratified, subject to shareholder approval, the selection of the Company's independent auditors.

**Robert Burt**, Chair, Audit Committee
FEBRUARY 27, 2003

# Independent Auditors' Report

**To the Shareholders and Board of Directors of Pfizer Inc:**

We have audited the accompanying consolidated balance sheets of Pfizer Inc and Subsidiary Companies as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements give retroactive effect to the merger of Pfizer Inc and Warner-Lambert Company on June 19, 2000, which has been accounted for as a pooling of interests as described in Notes 1 and 2 to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfizer Inc and Subsidiary Companies as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, Pfizer Inc adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.*

KPMG LLP

**KPMG LLP**

**New York, NY**
FEBRUARY 27, 2003

# Consolidated Statement of Income

PFIZER INC AND SUBSIDIARY COMPANIES

| (MILLIONS, EXCEPT PER COMMON SHARE DATA) | YEAR ENDED DECEMBER 31 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues | $32,373 | $29,024 | $26,045 |
| Costs and expenses: | | | |
| Cost of sales | 4,045 | 3,823 | 3,755 |
| Selling, informational and administrative expenses | 10,846 | 9,717 | 9,566 |
| Research and development expenses | 5,176 | 4,776 | 4,374 |
| Merger-related costs | 630 | 819 | 3,223 |
| Other (income)/deductions—net | (120) | (95) | (374) |
| Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principle | 11,796 | 9,984 | 5,501 |
| Provision for taxes on income | 2,609 | 2,433 | 1,946 |
| Minority interests | 6 | 14 | 13 |
| Income from continuing operations before cumulative effect of a change in accounting principle | 9,181 | 7,537 | 3,542 |
| Discontinued operations: | | | |
| Income from operations of discontinued businesses—net of tax | 278 | 251 | 165 |
| Gain on sale of discontinued business—net of tax | 77 | — | 19 |
| Discontinued operations—net of tax | 355 | 251 | 184 |
| Income before cumulative effect of a change in accounting principle | 9,536 | 7,788 | 3,726 |
| Cumulative effect of a change in accounting principle—net of tax | (410) | — | — |
| Net income | $ 9,126 | $ 7,788 | $ 3,726 |
| **Earnings per common share—basic** | | | |
| Income from continuing operations before cumulative effect of a change in accounting principle | $ 1.49 | $ 1.21 | $ .57 |
| Discontinued operations: | | | |
| Income from operations of discontinued businesses—net of tax | .05 | .04 | .03 |
| Gain on sale of discontinued business—net of tax | .01 | — | — |
| Discontinued operations—net of tax | .06 | .04 | .03 |
| Income before cumulative effect of a change in accounting principle | 1.55 | 1.25 | .60 |
| Cumulative effect of a change in accounting principle—net of tax | (.07) | — | — |
| Net income | $ 1.48 | $ 1.25 | $ .60 |
| **Earnings per common share—diluted** | | | |
| Income from continuing operations before cumulative effect of a change in accounting principle | $ 1.47 | $ 1.18 | $ .56 |
| Discontinued operations: | | | |
| Income from operations of discontinued businesses—net of tax | .05 | .04 | .03 |
| Gain on sale of discontinued business—net of tax | .01 | — | — |
| Discontinued operations—net of tax | .06 | .04 | .03 |
| Income before cumulative effect of a change in accounting principle | 1.53 | 1.22 | .59 |
| Cumulative effect of a change in accounting principle—net of tax | (.07) | — | — |
| Net income | $ 1.46 | $ 1.22 | $ .59 |
| Weighted average shares—basic | 6,156 | 6,239 | 6,210 |
| Weighted average shares—diluted | 6,241 | 6,361 | 6,368 |

See Notes to Consolidated Financial Statements which are an integral part of these statements.

# Consolidated Balance Sheet

PFIZER INC AND SUBSIDIARY COMPANIES

| | YEAR ENDED DECEMBER 31 | |
|---|---|---|
| (MILLIONS EXCEPT PER COMMON SHARE DATA) | 2002 | 2001 |
| **Assets** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 1,878 | $ 1,036 |
| Short-term investments | 10,673 | 7,579 |
| Accounts receivable, less allowance for doubtful accounts: 2002–$122; 2001–$129 | 5,785 | 4,798 |
| Short-term loans | 399 | 269 |
| Inventories | | |
| Finished goods | 1,133 | 1,011 |
| Work in process | 1,142 | 1,062 |
| Raw materials and supplies | 403 | 412 |
| Total inventories | 2,678 | 2,485 |
| Prepaid expenses and taxes | 1,797 | 1,418 |
| Assets of discontinued businesses held for sale | 1,571 | 1,627 |
| Total current assets | 24,781 | 19,212 |
| Long-term loans and investments | 5,161 | 5,724 |
| Property, plant and equipment, less accumulated depreciation | 10,712 | 9,783 |
| Goodwill | 1,200 | 1,689 |
| Other assets, deferred taxes and deferred charges | 4,502 | 2,745 |
| Total assets | $46,356 | $39,153 |
| **Liabilities and Shareholders' Equity** | | |
| CURRENT LIABILITIES | | |
| Short-term borrowings, including current portion of long-term debt | $ 8,669 | $ 6,263 |
| Accounts payable | 1,620 | 1,411 |
| Dividends payable | 926 | 819 |
| Income taxes payable | 2,231 | 775 |
| Accrued compensation and related items | 1,084 | 1,026 |
| Other current liabilities | 3,448 | 2,866 |
| Liabilities of discontinued businesses held for sale | 577 | 569 |
| Total current liabilities | 18,555 | 13,729 |
| Long-term debt | 3,140 | 2,609 |
| Postretirement benefit obligation other than pension plans | 623 | 587 |
| Deferred taxes on income | 364 | 398 |
| Other noncurrent liabilities | 3,724 | 3,537 |
| Total liabilities | 26,406 | 20,860 |
| SHAREHOLDERS' EQUITY | | |
| Preferred stock, without par value; 12 shares authorized, none issued | – | – |
| Common stock, $.05 par value; 9,000 shares authorized; issued: 2002–6,829; 2001–6,792 | 341 | 340 |
| Additional paid-in capital | 9,368 | 9,300 |
| Employee benefit trust | (1,786) | (2,650) |
| Treasury stock, shares at cost: 2002–667; 2001–515 | (16,341) | (11,378) |
| Retained earnings | 30,243 | 24,430 |
| Accumulated other comprehensive expense | (1,875) | (1,749) |
| Total shareholders' equity | 19,950 | 18,293 |
| Total liabilities and shareholders' equity | $46,356 | $39,153 |

See Notes to Consolidated Financial Statements which are an integral part of these statements.

# Consolidated Statement of Shareholders' Equity

PFIZER INC AND SUBSIDIARY COMPANIES

| (MILLIONS) | COMMON STOCK SHARES | COMMON STOCK PAR VALUE | ADDITIONAL PAID-IN CAPITAL | EMPLOYEE BENEFIT TRUST SHARES | EMPLOYEE BENEFIT TRUST FAIR VALUE | TREASURY STOCK SHARES | TREASURY STOCK COST | RETAINED EARNINGS | ACCUM. OTHER COMPRE-HENSIVE INC./(EXP.) | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance January 1, 2000 | 6,631 | $332 | $5,943 | (89) | $(2,888) | (413) | $ (6,851) | $18,459 | $(1,045) | $13,950 |
| Comprehensive income: | | | | | | | | | | |
| Net income | | | | | | | | 3,726 | | 3,726 |
| Other comprehensive expense—net of tax: | | | | | | | | | | |
| Currency translation adjustment | | | | | | | | | (458) | (458) |
| Net unrealized gain on available-for-sale securities | | | | | | | | | 37 | 37 |
| Minimum pension liability | | | | | | | | | (49) | (49) |
| Total other comprehensive expense | | | | | | | | | (470) | (470) |
| Total comprehensive income | | | | | | | | | | 3,256 |
| Cash dividends declared | | | | | | | | (2,569) | | (2,569) |
| Stock option transactions | 115 | 5 | 2,322 | 16 | 573 | – | (15) | | | 2,885 |
| Purchases of common stock | | | | | | (23) | (1,003) | | | (1,003) |
| Employee benefit trust transactions – net | | | 494 | (1) | (1,067) | 1 | 11 | | | (562) |
| Other | 3 | – | 136 | | | | | (17) | | 119 |
| Balance December 31, 2000 | 6,749 | 337 | 8,895 | (74) | (3,382) | (435) | (7,858) | 19,599 | (1,515) | 16,076 |
| Comprehensive income: | | | | | | | | | | |
| Net income | | | | | | | | 7,788 | | 7,788 |
| Other comprehensive expense—net of tax: | | | | | | | | | | |
| Currency translation adjustment | | | | | | | | | (37) | (37) |
| Net unrealized loss on available-for-sale securities | | | | | | | | | (91) | (91) |
| Minimum pension liability | | | | | | | | | (106) | (106) |
| Total other comprehensive expense | | | | | | | | | (234) | (234) |
| Total comprehensive income | | | | | | | | | | 7,554 |
| Cash dividends declared | | | | | | | | (2,869) | | (2,869) |
| Stock option transactions | 40 | 2 | 981 | 8 | 337 | 6 | 104 | | | 1,424 |
| Purchases of common stock | | | | | | (89) | (3,665) | | | (3,665) |
| Employee benefit trust transactions—net | | | (724) | (1) | 395 | 2 | 25 | | | (304) |
| Other | 3 | 1 | 148 | | | 1 | 16 | (88) | | 77 |
| Balance December 31, 2001 | 6,792 | 340 | 9,300 | (67) | (2,650) | (515) | (11,378) | 24,430 | (1,749) | 18,293 |
| Comprehensive income: | | | | | | | | | | |
| Net income | | | | | | | | 9,126 | | 9,126 |
| Other comprehensive expense—net of tax: | | | | | | | | | | |
| Currency translation adjustment | | | | | | | | | 85 | 85 |
| Net unrealized loss on available-for-sale securities | | | | | | | | | (32) | (32) |
| Minimum pension liability | | | | | | | | | (179) | (179) |
| Total other comprehensive expense | | | | | | | | | (126) | (126) |
| Total comprehensive income | | | | | | | | | | 9,000 |
| Cash dividends declared | | | | | | | | (3,313) | | (3,313) |
| Stock option transactions | 34 | 1 | 789 | 9 | 366 | – | (8) | | | 1,148 |
| Purchases of common stock | | | | | | (153) | (4,996) | | | (4,996) |
| Employee benefit trust transactions—net | | | (863) | – | 498 | 1 | 28 | | | (337) |
| Other | 3 | – | 142 | | | – | 13 | – | | 155 |
| **Balance December 31, 2002** | 6,829 | $341 | $9,368 | (58) | $(1,786) | (667) | $(16,341) | $30,243 | $(1,875) | $19,950 |

*See Notes to Consolidated Financial Statements which are an integral part of these statements.*

# Consolidated Statement of Cash Flows

PFIZER INC AND SUBSIDIARY COMPANIES

| | YEAR ENDED DECEMBER 31 | | |
|---|---|---|---|
| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
| **Operating Activities** | | | |
| Net Income | $9,126 | $7,788 | $3,726 |
| Adjustments to reconcile net income to net cash provided by continuing operating activities: | | | |
| Cumulative effect of a change in accounting principle | 410 | – | – |
| Discontinued operations | (278) | (251) | (165) |
| Harmonization of accounting methodology | – | (175) | – |
| Loss on sale of animal health feed-additive products | – | – | 85 |
| Costs associated with the withdrawal of Rezulin | – | – | 102 |
| Gain on sale of business | (77) | – | (19) |
| Gains on sales of product lines | (34) | – | (117) |
| Gains on sales of equity investments | – | (17) | (216) |
| Asset impairment charges | 63 | – | – |
| Depreciation and amortization | 1,036 | 972 | 879 |
| Deferred taxes and other | (385) | 193 | (208) |
| Changes in assets and liabilities, net of effect of businesses divested: | | | |
| Accounts receivable | (963) | 81 | (502) |
| Inventories | (129) | (110) | (410) |
| Prepaid and other assets | (1,423) | 106 | 369 |
| Accounts payable and accrued liabilities | 461 | (412) | 818 |
| Income taxes payable | 1,736 | 332 | 1,319 |
| Other deferred items | 321 | 354 | 251 |
| Net cash provided by continuing operating activities | 9,864 | 8,861 | 5,912 |
| **Investing Activities** | | | |
| Purchases of property, plant and equipment | (1,758) | (2,105) | (2,073) |
| Purchases of short-term investments, net of maturities | (12,652) | (14,218) | (7,982) |
| Proceeds from redemptions of short-term investments | 9,781 | 12,808 | 6,592 |
| Purchases of long-term investments | (2,877) | (3,708) | (618) |
| Proceeds from redemptions of long-term investments | 3,477 | 80 | 346 |
| Purchases of other assets | (528) | (227) | (174) |
| Proceeds from sales of other assets | 272 | 132 | 184 |
| Proceeds from sales of businesses or products | 220 | 8 | 193 |
| Other investing activities | (273) | 95 | (103) |
| Net cash used in investing activities | (4,338) | (7,135) | (3,635) |
| **Financing Activities** | | | |
| Proceeds from issuances of long-term debt | 603 | 1,837 | 18 |
| Repayments of long-term debt | (374) | (151) | (529) |
| Increase in short-term borrowings | 2,815 | 2,344 | 1,224 |
| Decrease in short-term borrowings | (539) | (519) | (2,427) |
| Proceeds from common stock issuances | 66 | 62 | 59 |
| Purchases of common stock | (4,996) | (3,665) | (1,005) |
| Cash dividends paid | (3,168) | (2,715) | (2,197) |
| Stock option transactions and other | 594 | 711 | 1,129 |
| Net cash used in financing activities | (4,999) | (2,096) | (3,728) |
| Net cash provided by discontinued operations | 319 | 313 | 188 |
| Effect of exchange-rate changes on cash and cash equivalents | (4) | (6) | 4 |
| Net increase/(decrease) in cash and cash equivalents | 842 | (63) | (1,259) |
| Cash and cash equivalents at beginning of year | 1,036 | 1,099 | 2,358 |
| Cash and cash equivalents at end of year | $1,878 | $1,036 | $1,099 |
| **Supplemental Cash Flow Information** | | | |
| Cash paid during the period for: | | | |
| Income taxes | $1,480 | $ 957 | $1,041 |
| Interest | 256 | 291 | 460 |

See Notes to Consolidated Financial Statements which are an integral part of these statements.

## 1. SIGNIFICANT ACCOUNTING POLICIES

**A. Consolidation and Basis of Presentation**

The consolidated financial statements include our parent company and all subsidiaries, including those operating outside the U.S. For subsidiaries operating outside the U.S., the financial information is included as of and for the year ended November 30 for each year. Substantially all unremitted earnings of international subsidiaries are free of legal and contractual restrictions. All significant transactions among our businesses have been eliminated. We made certain reclassifications to the 2001 and 2000 financial statements to conform to the 2002 presentation.

In preparing the financial statements, we use some estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for sales discounts, allowances and incentives, depreciation, amortization, employee benefits, contingencies and asset valuations. We are also subject to risks and uncertainties that may cause actual results to differ from estimated results, such as changes in the health care environment, competition, foreign exchange, litigation, legislation and regulations. These and other uncertainties are discussed in the accompanying financial review, which is unaudited, under the heading "Forward-Looking Information and Factors That May Affect Future Results."

On June 19, 2000, we completed our merger with Warner-Lambert Company (Warner-Lambert). The merger was accounted for as a pooling of interests. As a result, we restated all prior period consolidated financial statements presented to reflect the combined results of operations, financial position and cash flows of both companies as if they had always been merged. Prior to the merger, the only significant transactions between Pfizer and Warner-Lambert occurred under the Lipitor marketing agreements. We have eliminated these transactions from the restated combined financial statements.

**B. New Accounting Standards**

On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not impact our financial position or results of operations.

Under the provisions of SFAS No. 142, intangible assets with indefinite lives and goodwill are no longer amortized but are subject to annual impairment tests. Separable intangible assets with finite lives continue to be amortized over their useful lives. Application of the non-amortization provisions of SFAS No. 142 did not have a material effect on our financial condition or results of operations. As a result of adopting SFAS No. 142, we recorded the following non-cash pre-tax charges totaling $565 million ($410 million net of tax) (see note 9, "Goodwill and Other Intangible Assets"):

- $536 million for the impairment provisions related to goodwill in our animal health business, which is included in the Pharmaceutical segment. This charge was determined in the second quarter of 2002 and reported as a one-time cumulative effect of a change in accounting principle as of the beginning of 2002.
- $29 million for the impairment provisions related to identifiable intangible assets in our consumer healthcare business ($5 million), which is included in the Consumer Products segment, our animal health business ($4 million), which is included in the Pharmaceutical segment and the Adams confectionery products business ($20 million), which is included as part of discontinued operations. This charge was determined in the first quarter of 2002 and reported as a one-time cumulative effect of a change in accounting principle as of the beginning of 2002.

On January 1, 2002, we adopted the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction.

In 2002, we adopted the disclosure provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure (an amendment to FASB Statement No. 123)*. SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

On January 1, 2002, we adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products* which is codified within EITF Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer*. We reclassified our 2001 and 2000 consolidated statements of income to reflect the cost of certain sales incentives and other vendor consideration as a reduction in *Revenue* rather than *Selling, informational and administrative expenses*. These reclassifications have no effect on net income.

**C. Cash Equivalents**

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments*.

**D. Inventories**

We value inventories at cost or fair value, if lower. Cost is determined as follows:

- finished goods and work in process at average actual cost
- raw materials and supplies at average or latest actual cost

**E. Long-Lived Assets**

Long-lived assets include:

- property, plant and equipment—These assets are recorded at original cost and increased by the cost of any significant improvements after purchase. We depreciate the cost evenly over the assets' estimated useful lives. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.
- goodwill—Goodwill represents the difference between the purchase price of acquired businesses and the fair value of their net assets.
- other intangible assets—Other intangible assets are included in *Other assets, deferred taxes and deferred charges*. Other intangible assets with finite lives are amortized evenly over their estimated useful lives.

At least annually, we review all long-lived assets for impairment. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets.

**F. Foreign Currency Translation**

For most international operations, local currencies have been determined to be their functional currencies. We translate assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record translation adjustments in *Shareholders' equity*. We translate statement of income accounts at average rates for the period and record these adjustments in *Other (income)/deductions—net*.

For operations in highly inflationary economies, we translate the balance sheet items as follows:

- monetary items (that is, assets and liabilities that will be settled for cash) at rates in effect at the balance sheet date, with translation adjustments recorded in *Other (income)/deductions—net*
- nonmonetary items at historical rates (that is, those rates in effect when the items were first recorded)

**G. Sales Recognition**

Revenue Recognition—We record revenue from product sales when the goods are shipped and title passes to the customer.

Sales Incentives—We generally record sales incentives as a reduction of revenue at the time the related revenue is recorded or when the incentive is offered, whichever is later. We estimate the cost of the sales incentives based on our historical experience with similar incentive programs.

Sales Discounts and Rebates—Provisions for discounts and rebates to customers are recorded based on the terms of sale in the same period the related sales are recorded. We determine the provision for Medicaid discounts and contract rebates based on an estimate of reimbursable prescriptions filled for individuals covered by Medicaid or a provider with whom we contract. *Other current liabilities* include accruals for customer rebates of $1,003 million at December 31, 2002 and $685 million at December 31, 2001.

**H. Alliances**

We have agreements to promote pharmaceutical products discovered by other companies. Revenue is earned when our copromotion partners ship the related products and title passes to their customer. Our alliance revenue is included in *Revenues* and is primarily based upon a percentage of our copromotion partners' net sales. Generally, expenses for selling and marketing these products are included in *Selling, informational and administrative expenses*.

Prior to the copromoted product receiving regulatory approval, we expense, as incurred, milestone payments made under these agreements and record them in *Other (income)/deductions—net*. Once the product receives regulatory approval, we record any subsequent milestone payments in *Other assets, deferred taxes and deferred charges* and amortize them evenly over the remaining license term or the expected product life cycle, whichever is shorter. On an ongoing basis, we review for impairment those milestone payments which have been recorded as assets.

**I. Research and Development Expenses**

Research and development (R&D) costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts as well as costs incurred in connection with our third-party collaboration efforts. Pre-approval milestone payments made by us to third parties under contracted R&D arrangements are expensed when the specific milestone has been achieved. We have no third-party R&D arrangements that result in the recognition of revenue.

**J. Stock-Based Compensation**

In accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, we elected to account for our stock-based compensation under Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*.

The exercise price of stock options granted equals the market price on the date of grant. There is no recorded expense related to grants of stock options.

We estimated the fair value of employee stock options using the Black-Scholes option-pricing model, modified for dividends and using the assumptions as described in note 18, "Stock Option and Performance Unit Awards", as required under accounting principles generally accepted in the United States of America (GAAP). The Black-Scholes model is a trading option-pricing model that neither considers the non-traded nature of employee stock options, nor considers the restrictions on trading, the lack of transferability or the ability of employees to forfeit the options prior to expiry. If the model adequately permitted considerations of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock option could be different.

The following table summarizes our results as if we had recorded compensation expense for the 2002, 2001 and 2000 option grants:

| (MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA) | **2002** | 2001 | 2000 |
|---|---|---|---|
| Net income: | | | |
| As reported under GAAP* | **$9,126** | $7,788 | $3,726 |
| Compensation expense | **(518)** | (560) | (807) |
| Pro forma | **$8,608** | $7,228 | $2,919 |
| Basic earnings per common share: | | | |
| As reported under GAAP | **$ 1.48** | $ 1.25 | $ .60 |
| Compensation expense | **(.08)** | (.09) | (.13) |
| Pro forma | **$ 1.40** | $ 1.16 | $ .47 |
| Diluted earnings per common share: | | | |
| As reported under GAAP | **$ 1.46** | $ 1.22 | $ .59 |
| Compensation expense | **(.08)** | (.08) | (.13) |
| Pro forma | **$ 1.38** | $ 1.14 | $ .46 |

* Includes stock-based compensation expense net of related tax effects of $23 million in 2002, $66 million in 2001 and $112 million in 2000.

**K. Advertising Expense**

We record advertising expenses as follows:

- production costs are expensed as incurred
- costs of radio time, television time and space in publications are expensed when the related advertising occurs

Advertising expense totaled approximately $2,307 million in 2002, $2,157 million in 2001 and $2,455 million in 2000.

**L. Shipping and Handling Costs**

Shipping and handling costs are included in *Selling, informational and administrative expenses*. Shipping and handling costs totaled approximately $140 million in 2002, $146 million in 2001 and $133 million in 2000.

## 2. MERGER ACTIVITIES

**Merger of Pfizer and Warner-Lambert**

On June 19, 2000, we completed our merger with Warner-Lambert. We issued approximately 2,440 million shares of our common stock for all the outstanding common stock of Warner-Lambert. The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests under APB No. 16, *Business Combinations*.

**Proposed Acquisition of Pharmacia Corporation**

On July 15, 2002, we announced that we signed a definitive agreement to merge with Pharmacia Corporation (Pharmacia) in a stock-for-stock transaction valued on that date at approximately $60 billion. In December 2002, both Pfizer and Pharmacia shareholders approved the acquisition. The European Commission has approved our proposed acquisition of Pharmacia. We are awaiting approval by U.S. regulatory authorities. We expect the acquisition will close in the first quarter of 2003. Under terms of the merger agreement, upon close of the transaction we will exchange 1.4 shares of Pfizer common stock for each outstanding share of Pharmacia common stock in a tax-free transaction resulting in the issuance of approximately 2 billion shares of Pfizer common stock. We also will exchange options on 1.4 shares of Pfizer common stock for each outstanding Pharmacia option at the merger date. In addition, each share of Pharmacia convertible perpetual preferred stock will be exchanged for a share of a newly created class of Pfizer convertible perpetual preferred stock with rights substantially identical to the rights of the Pharmacia convertible perpetual preferred stock. The perpetual preferred stock will be convertible into approximately 16 million shares of Pfizer common stock.

In 2002, we have incurred approximately $33 million in transaction costs, including banking, legal, accounting and other costs directly related to our proposed acquisition of Pharmacia. At December 31, 2002, these costs are included in *Other assets, deferred taxes and deferred charges*. However, upon close of the acquisition, these amounts will become a part of the purchase price of Pharmacia. We have also incurred and expensed approximately $98 million of pre-integration costs associated with the proposed acquisition of Pharmacia. These costs are included in *Merger-related costs*.

The acquisition of Pharmacia could result in the divestiture of certain assets and operations, as required by regulatory agencies.

## 3. MERGER-RELATED COSTS

We incurred the following merger-related costs in connection with our merger with Warner-Lambert in 2000 and our proposed acquisition of Pharmacia:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Transaction costs | $ — | $ — | $ 226 |
| Transaction costs related to Warner-Lambert's termination of the Warner-Lambert/ American Home Products merger | — | — | 1,838 |
| Integration costs—Warner-Lambert | **345** | 456 | 242 |
| *Pre-integration costs—Pharmacia* | **98** | — | — |
| Restructuring charges—Warner-Lambert | **187** | 363 | 917 |
| Total merger-related costs | **$630** | $819 | $3,223 |

- Transaction costs include banking, legal, accounting and other costs directly related to our merger with Warner-Lambert.
- Integration costs represent external, incremental costs directly related to our merger with Warner-Lambert, including expenditures for consulting and systems integration.
- Pre-integration costs represent external, incremental costs directly related to our proposed acquisition of Pharmacia.

The components of the restructuring charges associated with the merger of the Warner-Lambert operations follow:

| | PROVISIONS | | | | UTILIZATION THROUGH DEC. 31, | RESERVE* DEC. 31, |
|---|---|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 | TOTAL | 2002 | 2002 |
| Employee termination costs | **$170** | $249 | $850 | $1,269 | **$(1,237)** | **$32** |
| Property, plant and equipment | **4** | 84 | 46 | 134 | **(134)** | **—** |
| Other | **13** | 30 | 21 | 64 | **(64)** | **—** |
| Total | **$187** | $363 | $917 | $1,467 | **$(1,435)** | **$32** |

* Included in *Other current liabilities*.

Through December 31, 2002, the charges for employee termination costs represent the approved reduction of our work force of our continuing businesses by 7,961 people, mainly in administrative functions for corporate, manufacturing, distribution, sales and research. We notified affected individuals, and as of December 31, 2002, 7,321 employees had been terminated. Employee termination costs include accrued severance benefits and costs associated with change-in-control provisions of certain Warner-Lambert employment contracts. Under the terms of these contracts, certain terminated employees may elect to defer receipt of severance benefits. Severance benefits deferred for future payments were $218 million at December 31, 2002 and $215 million at December 31, 2001. The deferred severance benefits are considered utilized charges and are included in *Other noncurrent liabilities*.

The impairment and disposal charges through December 31, 2002 for property, plant and equipment include the consolidation of facilities and related fixed assets and the termination of certain software installation projects.

## 4. DISCONTINUED OPERATIONS

We sold or are in the process of selling the following businesses and product lines that do not fit our strategic goals:

- In December 2002, we sold our Tetra fish-care products business, formerly part of our Consumer Products segment to the Triton Fund, for $238.5 million in cash. We recognized a gain of $117 million ($77 million net of tax) on the sale in 2002.
- In December 2002, we entered into an agreement to sell the Adams confectionery products business, formerly part of our Consumer Products segment, to Cadbury Schweppes plc for $4.2 billion in cash.
- In January 2003, we entered into an agreement to sell the Schick-Wilkinson Sword shaving products business, formerly part of our Consumer Products segment, to Energizer Holdings Inc. for $930 million in cash.
- We decided to sell certain of our women's health product lines (femhrt, Loestrin and Estrostep), formerly part of our Pharmaceutical segment.

The divestitures of the Adams and Schick-Wilkinson Sword businesses and the women's health product lines are expected to close in the first half of 2003 and are subject to the usual regulatory approvals. These businesses and product lines are reflected as discontinued operations in 2002, 2001 and 2000.

The assets and liabilities of the Adams and Schick-Wilkinson Sword businesses (and the Tetra business in 2001) and the women's health product lines follow:

| (MILLIONS OF DOLLARS) | 2002 | 2001 |
|---|---|---|
| Assets of discontinued businesses held for sale: | | |
| Accounts receivable | **$ 426** | $ 419 |
| Inventories | **250** | 256 |
| Property, plant and equipment—net | **601** | 632 |
| Goodwill | **90** | 120 |
| Other | **204** | 200 |
| Total assets of discontinued businesses held for sale | **$1,571** | $1,627 |
| Liabilities of discontinued businesses held for sale: | | |
| Current liabilities | **$ 483** | $ 480 |
| Other | **94** | 89 |
| Total liabilities of discontinued businesses held for sale | **$ 577** | $ 569 |

The following amounts related to the Tetra, Adams and Schick-Wilkinson Sword businesses, and women's health product lines have been segregated from continuing operations and reflected as discontinued operations:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues | **$2,908** | $2,958 | $3,055 |
| Pre-tax income | **$ 447** | $ 405 | $ 262 |
| Provision for taxes on income | **169** | 154 | 97 |
| Income from operations of discontinued businesses—net of tax | **278** | 251 | 165 |
| Pre-tax gain on sale of discontinued business | **117** | – | 32 |
| Provision for taxes on gain | **40** | – | 13 |
| Gain on sale of discontinued business—net of tax* | **77** | – | 19 |
| Discontinued operations—net of tax | **$ 355** | $ 251 | $ 184 |

* Reflects working capital settlement amounts in 2000 for certain of our previously discontinued businesses.

## 5. BANKING AND INSURANCE SUBSIDIARIES

Our banking and insurance subsidiaries include Pfizer International Bank Europe (PIBE) and a small captive insurance company. PIBE periodically adjusts its loan portfolio to meet its business needs. Information about these subsidiaries follows:

**Condensed Combined Balance Sheet**

| (MILLIONS OF DOLLARS) | 2002 | 2001 |
|---|---|---|
| Cash and interest-bearing deposits | **$135** | $ 73 |
| Short-term investments | **—** | 63 |
| Loans—net | **486** | 481 |
| Other assets | **4** | 5 |
| Total assets | **$625** | $622 |
| Certificates of deposit and other liabilities | **$ 31** | $ 40 |
| Shareholders' equity | **594** | 582 |
| Total liabilities and shareholders' equity | **$625** | $622 |

**Condensed Combined Statement of Income**

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest income | **$12** | $29 | $35 |
| Interest expense | **—** | (2) | (3) |
| Other income/(expense)—net | **(1)** | 1 | 8 |
| Net income | **$11** | $28 | $40 |

## 6. FINANCIAL INSTRUMENTS

**A. Investments in Debt and Equity Securities**

In 2002, we reclassified substantially all of our held-to-maturity debt securities to available-for-sale debt securities. The amortized cost of the securities reclassified was $13,839 million and the unrealized gain on such securities was immaterial. We review the key characteristics of our debt securities portfolio on at least a quarterly basis. Upon completion of this review, we reclassified the securities because we no longer had the positive intent to hold such securities to maturity. As a result of this decision, any debt security that we may purchase over a two-year period, which began July 1, 2002, will not be classified as held-to-maturity.

Information about our investments follows:

| (MILLIONS OF DOLLARS) | 2002 | 2001 |
|---|---|---|
| Amortized cost and fair value of available-for-sale debt securities:* | | |
| Corporate debt | **$ 6,072** | $ 641 |
| Foreign government and foreign government agency debt | **3,602** | – |
| Supranational debt | **3,090** | – |
| U.S. government agency debt | **2,217** | – |
| Certificates of deposit | **1,531** | 350 |
| Total available-for-sale debt securities | **16,512** | 991 |
| Amortized cost and fair value of held-to-maturity debt securities:* | | |
| Corporate debt | **15** | 6,459 |
| Foreign government and foreign government agency debt | **–** | 4,613 |
| Certificates of deposit | **59** | 487 |
| Total held-to-maturity debt securities | **74** | 11,559 |
| Cost of available-for-sale equity securities | **123** | 146 |
| Gross unrealized gains | **53** | 190 |
| Gross unrealized losses | **(16)** | (23) |
| Fair value of available-for-sale equity securities | **160** | 313 |
| Total investments | **$16,746** | $12,863 |

* Gross unrealized gains and losses are not material.

These investments were in the following captions in the consolidated balance sheet:

| (MILLIONS OF DOLLARS) | 2002 | 2001 |
|---|---|---|
| Cash and cash equivalents | **$ 1,380** | $ 452 |
| Short-term investments | **10,673** | 7,579 |
| Long-term loans and investments | **4,693** | 4,832 |
| Total investments | **$16,746** | $12,863 |

The contractual maturities of the available-for-sale and held-to-maturity debt securities as of December 31, 2002 follow:

| | YEARS | | | | |
|---|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | WITHIN 1 | OVER 1 TO 5 | OVER 5 TO 10 | OVER 10 | TOTAL |
| Available-for-sale debt securities: | | | | | |
| Corporate debt | $ 4,304 | $1,768 | $ – | $ – | $ 6,072 |
| Foreign government and foreign government agency debt | 3,001 | 601 | – | – | 3,602 |
| Supranational debt | 2,197 | 893 | – | – | 3,090 |
| U.S. government agency debt | 1,154 | 602 | 416 | 45 | 2,217 |
| Certificates of deposit | 1,342 | 189 | – | – | 1,531 |
| Held-to-maturity debt securities: | | | | | |
| Corporate debt | – | 7 | – | 8 | 15 |
| Certificates of deposit | 55 | 4 | – | – | 59 |
| Total debt securities | $12,053 | $4,064 | $416 | $53 | $16,586 |
| Available-for-sale equity securities | | | | | 160 |
| Total investments | | | | | $16,746 |

### B. Short-Term Borrowings

The weighted average effective interest rate on short-term borrowings outstanding at December 31 was 1.7% in 2002 and 2.4% in 2001. At December 31, 2002, we had approximately $2.9 billion of lines of credit that expire within one year. Of these lines of credit, $2.5 billion are unused, of which our lenders have committed to loan us $500 million at our request.

### C. Long-Term Debt

| (MILLIONS OF DOLLARS) | 2002 | 2001 |
|---|---|---|
| 5.625% senior unsecured notes (due April 2009)* | **$ 665** | $ – |
| .80% Japanese yen notes (due March 2008) | **506** | 457 |
| 6% notes (due January 2008)* | **281** | 258 |
| 5.625% senior unsecured notes (due February 2006)* | **819** | 770 |
| Floating-rate unsecured notes (due March 2005) | **200** | 200 |
| 3.625% senior unsecured notes (due November 2004)* | **619** | 589 |
| 5.8% notes (due January 2003) | **–** | 250 |
| Other borrowings and mortgages | **50** | 85 |
| Total long-term debt | **$3,140** | $2,609 |
| Current portion not included above | **$ 256** | $ 368 |

* Includes unrealized gains and losses for debt with fair value hedges in 2002 and 2001 (see note 6-D, "Financial Instruments—Derivative Financial Instruments and Hedging Activities").

The floating-rate unsecured notes bear interest at a defined variable rate based on the commercial paper borrowing rate. The weighted average interest rate of these notes was 1.5% at December 31, 2002 and 2.1% at December 31, 2001. These notes minimize credit risk on certain available-for-sale debt securities that may be used to satisfy the notes at maturity.

In 2002, we issued $600 million of senior unsecured notes, which pay interest annually, in arrears, beginning on April 15, 2003, at a rate of 5.625%.

In 2001, we issued the following unsecured notes under a $2.5 billion shelf registration statement filed with the Securities and Exchange Commission (SEC) in October 2000:

- In October, we issued $600 million senior unsecured notes, which pay interest semi-annually, beginning on May 1, 2002, at a rate of 3.625%.
- In May, we issued 60 billion yen ($489 million at date of issuance) unsecured notes, which pay interest semi-annually, beginning on September 18, 2001, at a rate of .80%.
- In January, we issued $750 million senior unsecured notes, which pay interest semi-annually, beginning on August 1, 2001, at a rate of 5.625%.

The proceeds from the note issuances were used for general corporate purposes.

Long-term debt outstanding at December 31, 2002 matures as follows:

| (MILLIONS OF DOLLARS) | 2004 | 2005 | 2006 | 2007 | AFTER 2007 |
|---|---|---|---|---|---|
| Maturities | $631 | $200 | $819 | $1 | $1,489 |

In February 2003, we issued:

- $300 million senior unsecured notes, due March 2009, which pay interest semi-annually, beginning on September 2, 2003, at a rate of 3.3%; and
- $300 million senior unsecured notes, due March 2018, which pay interest semi-annually, beginning on September 1, 2003, at a rate of 4.65%.

The notes were issued under a $5 billion debt shelf registration statement filed with the SEC in November 2002.

In connection with these debt issuances, we entered into:

- $300 million notional amount of interest rate swaps maturing in 2009; and
- $300 million notional amount of interest rate swaps maturing in 2018.

We designated these interest rate swaps as fair value hedges of the changes in the fair value of fixed rate debt. These swaps serve to reduce our exposure to long-term U.S. interest rates by effectively converting the fixed rates associated with the long-term debt to floating rates.

We have approximately $6.9 billion in available borrowings between unused lines of credit and debt securities under a shelf registration statement filed with the SEC.

**D. Derivative Financial Instruments and Hedging Activities**

PURPOSE

**Foreign Exchange Risk**

A significant portion of revenues, earnings and net investments in foreign affiliates are exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing expected local currency revenues in relation to local currency costs and local currency assets in relation to local currency liabilities. Foreign exchange risk is also managed through the use of derivative financial instruments and foreign currency denominated debt. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange denominated transactions. At December 31, 2002 and 2001, the financial instruments employed to manage foreign exchange risk follow:

| | | | NOTIONAL AMOUNT (MILLIONS OF DOLLARS) | | |
|---|---|---|---|---|---|
| FINANCIAL INSTRUMENT | HEDGE TYPE | HEDGED OR OFFSET ITEM | 2002 | 2001 | MATURITY DATE |
| Forward Contracts | — | Short-term foreign currency assets and liabilities(1) | **$1,928** | $ — | Through 2003 |
| Forward Contracts | — | Short-term foreign currency assets and liabilities(1) | — | 3,627 | Through 2002 |
| Forward Contracts | Cash Flow | Euro available-for-sale instruments | **1,802** | — | Through 2003 |
| Short-term borrowings | Net investment | Yen net investments | **1,603** | — | Through 2003 |
| Short-term borrowings | Net investment | Yen net investments | — | 1,155 | Through 2002 |
| Long-term yen debt | Net investment | Yen net investments | **506** | 457 | 2008 |
| Swaps | Cash flow | U.K. pound intercompany loan | **645** | — | 2006 |
| Swaps | Cash flow | U.K. pound intercompany loan | **466** | 428 | Late 2003 |
| Put options | Cash flow | Forecasted intercompany inventory purchase | **460** | — | Through 2003 |
| Swaps | Fair value | Euro debt investments | **230** | 160 | Mid-2003 |
| Swaps | Fair value | U.K. pound debt investments | — | 146 | Mid-2002 |
| Swaps | Fair value | Euro loans of a foreign subsidiary | **104** | — | Mid-2003 |
| Swaps | Fair value | Euro loans of a foreign subsidiary | — | 90 | December 2001 |

(1) Primarily from intercompany transactions in euros, Japanese yen and Australian dollars in 2002 and euros, U.K. pounds and Japanese yen in 2001. As these forward contracts mature, we usually enter into similar term forward contracts.

**Interest Rate Risk**

Our interest-bearing investments, loans and borrowings are subject to interest rate risk. We invest and borrow primarily on a short-term or variable-rate basis. Interest rate risk is also managed through the use of derivative financial instruments. At December 31, 2002 and 2001, the derivative financial instruments employed to manage interest rate risk follow:

| | | | NOTIONAL AMOUNT (MILLIONS OF DOLLARS) | | |
|---|---|---|---|---|---|
| FINANCIAL INSTRUMENT | HEDGE TYPE | HEDGED OR OFFSET ITEM | 2002 | 2001 | MATURITY DATE |
| Swaps | Cash flow | Yen "LIBOR" interest rate related to forecasted issuances of short-term debt(1) | **$1,022** | $924 | Late 2003 |
| Forward-starting swaps | Cash flow | Yen "LIBOR" interest rate related to forecasted issuances of short-term debt(2) | **1,022** | — | 2006 |
| Swaps | Fair value | U.S. dollar fixed rate debt(3) | **600** | 600 | 2004 |
| Swaps | Fair value | U.S. dollar fixed rate debt(3) | **750** | 750 | 2006 |
| Swaps | Fair value | U.S. dollar fixed rate debt(3) | **250** | 250 | 2008 |
| Swaps | Fair value | U.S. dollar fixed rate debt(3) | **600** | — | 2009 |
| Swaps | Cash flow | "LIBOR" interest rate related to forecasted purchases of short-term fixed-rate debt(4) | **95** | 95 | 2004 |

(1) Serve to reduce variability by effectively fixing the maximum rates on short-term debt at 1.2%.

(2) Serve to reduce variability by effectively fixing the maximum rates on short-term debt at .9%. These forward-starting swaps will effectively replace existing yen interest rate swaps upon maturity in 2003.

(3) Serve to reduce exposure to long-term U.S. dollar interest rates by effectively converting fixed rates associated with long-term debt obligations to floating rates.

(4) Serve to reduce the variability of LIBOR interest rates by effectively fixing the rates on short-term debt securities at 3.5%. Investments will be classified as "Available-for-Sale."

ACCOUNTING POLICIES

All derivative contracts are reported at fair value, with changes in fair value reported in earnings or deferred, depending on the nature and effectiveness of the offset or hedging relationship, as follows:

**Foreign Exchange Risk**

- We recognize the earnings impact of foreign currency forward-exchange contracts during the terms of the contracts, along with the earnings impact of the items they generally offset.
- We recognize the earnings impact of foreign currency swaps designated as cash flow or fair value hedges upon the recognition of the foreign exchange gain or loss on the translation to U.S. dollars of the hedged item.
- We recognize the earnings impact of yen put options when the related inventory is sold to third-party customers.

**Interest Rate Risk**

- We recognize the earnings impact of interest rate swaps designated as cash flow hedges upon the recognition of the interest related to the hedged short-term debt and available-for-sale debt securities.
- We recognize the earnings impact of interest rate swaps designated as fair value hedges upon the recognition of the change in fair value for interest rate risk related to the hedged long-term debt.

Any ineffectiveness in a hedging relationship is recognized immediately into earnings. There was no significant ineffectiveness in 2002 or 2001.

The financial statements include the following items related to the derivatives and other financial instruments serving as offsets or hedges:

*Prepaid expenses and taxes* includes:

- fair value of foreign currency put options

*Other assets, deferred taxes and deferred charges* includes:

- fair value of forward-starting interest rate swaps in 2002 and interest rate swaps

*Other current liabilities* includes:

- fair value of foreign currency forward-exchange contracts
- fair value of foreign currency swaps

*Other noncurrent liabilities* includes:

- fair value of interest rate swaps designated as cash flow hedges and fair value of foreign currency swaps designated as cash flow hedges in 2001

*Long-term debt* includes:

- changes in the fair value of fixed rate debt hedged by interest rate swaps

*Accumulated other comprehensive expense* includes:

- changes in the fair value of interest rate swaps and forward-starting swaps designated as cash flow hedges and changes in the foreign exchange translation of yen debt and foreign currency put options
- changes in the fair value of foreign currency forward-exchange contracts designated as cash flow hedges in 2002

*Other (income)/deductions—net* includes:

- changes in the fair value of foreign currency forward-exchange contracts
- changes in the fair value of foreign currency swap contracts that hedge foreign exchange
- changes in the fair value of interest rate swap contracts that hedge interest expense

**E. Fair Value**

The following methods and assumptions were used to estimate the fair value of derivative and other financial instruments at the balance sheet date:

- short-term financial instruments (cash equivalents, accounts receivable and payable, held-to-maturity short-term investments and debt)—we use cost or contract value because of the short maturity period
- Available-for-sale debt securities—we use a valuation model that uses observable market quotes and credit ratings of the securities
- Derivative contracts—we use valuation models that use observable market quotes and our view of the creditworthiness of the derivative counterparty
- loans—we use cost because of the short interest-reset period
- held-to-maturity long-term investments and long-term debt—we use valuation models that use observable market quotes

The differences between the estimated fair values and carrying values of our financial instruments were not material at December 31, 2002.

**F. Credit Risk**

We periodically review the creditworthiness of counterparties to foreign exchange and interest rate agreements and do not expect to incur a loss from failure of any counterparties to perform under the agreements. In general, there is no requirement for collateral from customers. There are no significant concentrations of credit risk related to our financial instruments with any individual counterparty. At December 31, 2002, we had $2,885 million due from a broad group of banks around the world.

## 7. COMPREHENSIVE INCOME

Changes, net of tax, in accumulated other comprehensive expense follow:

| (MILLIONS OF DOLLARS) | CURRENCY TRANSLATION ADJUSTMENT | NET UNREALIZED GAIN/(LOSS) ON AVAILABLE-FOR-SALE SECURITIES | MINIMUM PENSION LIABILITY | ACCUMULATED OTHER COMPREHENSIVE EXPENSE* |
|---|---|---|---|---|
| Balance January 1, 2000 | $(1,028) | $156 | $(173) | $(1,045) |
| Period change | (458) | 37 | (49) | (470) |
| Balance December 31, 2000 | (1,486) | 193 | (222) | (1,515) |
| Period change | (37) | (91) | (106) | (234) |
| Balance December 31, 2001 | (1,523) | 102 | (328) | (1,749) |
| Period change | 85 | (32) | (179) | (126) |
| **Balance December 31, 2002** | **$(1,438)** | **$ 70** | **$(507)** | **$(1,875)** |

* Income tax benefit for other comprehensive expense was $148 million in 2002, $146 million in 2001 and $232 million in 2000.

The change in net unrealized gain/(loss) on available-for-sale securities includes:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Holding gain/(loss), net of tax | **$(59)** | $(86) | $156 |
| Reclassification adjustment, net of tax | **27** | (5) | (119) |
| Net unrealized gain/(loss) on available-for-sale securities | **$(32)** | $(91) | $ 37 |

## 8. PROPERTY, PLANT AND EQUIPMENT

The major categories of property, plant and equipment follow:

| (MILLIONS OF DOLLARS) | USEFUL LIVES (YEARS) | 2002 | 2001 |
|---|---|---|---|
| Land | – | **$ 252** | $ 201 |
| Buildings | $33^{1/3}$ - 50 | **5,407** | 4,490 |
| Machinery and equipment | 8 - 20 | **6,023** | 4,997 |
| Furniture, fixtures and other | 3 - $12^{1/2}$ | **2,977** | 2,788 |
| Construction in progress | – | **1,484** | 1,896 |
| | | **16,143** | 14,372 |
| Less: accumulated depreciation | | **5,431** | 4,589 |
| Total property, plant and equipment | | **$10,712** | $9,783 |

## 9. GOODWILL AND OTHER INTANGIBLE ASSETS

### A. Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2002, by segment, follow:

| (MILLIONS OF DOLLARS) | PHARMACEUTICAL | CONSUMER PRODUCTS | TOTAL |
|---|---|---|---|
| Balance, December 31, 2001 | $856 | $833 | $1,689 |
| Impairment losses* | (536) | – | (536) |
| Other | 51 | (4) | 47 |
| **Balance, December 31, 2002** | **$371** | **$829** | **$1,200** |

* As a result of adopting SFAS No. 142, we recorded a write-down of $536 million for the impairment provisions related to goodwill in our animal health business. The fair value of the animal health business was determined using discounted cash flows. The write-down is reported as a cumulative effect of a change in accounting principle as of the beginning of 2002.

### B. Intangibles

The components of identifiable intangible assets follow:

| | GROSS CARRYING AMOUNT | | ACCUMULATED AMORTIZATION | |
|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2002 | 2001 |
| Amortized intangible assets: | | | | |
| Trademarks | **$ 133** | $119 | **$ (72)** | $ (44) |
| License agreements | **42** | 49 | **(25)** | (24) |
| Patents | **33** | 30 | **(24)** | (21) |
| Product rights | **526** | 266 | **(72)** | (33) |
| Noncompete agreements | **48** | 52 | **(39)** | (35) |
| Other | **78** | 71 | **(31)** | (30) |
| Total amortized intangible assets | **860** | 587 | **(263)** | (187) |
| Unamortized identifiable intangible assets: | | | | |
| Trademarks | **240** | 258 | – | – |
| Pension asset | **60** | 79 | – | – |
| Other | **24** | 22 | – | – |
| Total unamortized intangible assets | **324** | 359 | – | – |
| Total identifiable intangible assets* | **$1,184** | $946 | **$(263)** | $(187) |

* Included in *Other assets, deferred taxes and deferred charges.*

Total amortization expense for finite-lived intangible assets was $60 million in 2002 and $54 million in 2001. Amortization expense for finite-lived intangible assets is recorded in various expenses, including *Cost of sales, Research and development expenses and Other (income)/deductions—net.*

The annual amortization expense expected for the years 2003 through 2007 is as follows:

| (MILLIONS OF DOLLARS) | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|
| Amortization expense | $71 | $67 | $62 | $60 | $59 |

In 2002, product rights acquired primarily reflect post-approval milestone payments made under our alliance agreements for the human pharmaceutical products Rebif, Spiriva and Celebrex.

**C. Amortization of Goodwill and Indefinite-lived Intangibles**

Prior to the adoption of SFAS No. 142, amortization of goodwill and indefinite-lived intangibles had the following impact on net income and diluted earnings per common share:

| (MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Reported net income | **$9,126** | $7,788 | $3,726 |
| Addback: | | | |
| Amortization of goodwill—net of tax | **—** | 36 | 38 |
| Amortization of indefinite-lived intangible assets—net of tax | **—** | 8 | 9 |
| Adjusted net income | **$9,126** | $7,832 | $3,773 |
| Earnings per common share—basic: | | | |
| Reported net income | **$ 1.48** | $ 1.25 | $ .60 |
| Addback of amortization of goodwill and indefinite-lived intangible assets—net of tax | **—** | .01 | .01 |
| Adjusted net income | **$ 1.48** | $ 1.26 | $ .61 |
| Earnings per common share—diluted: | | | |
| Reported net income | **$ 1.46** | $ 1.22 | $ .59 |
| Addback of amortization of goodwill and indefinite-lived intangible assets—net of tax | **—** | .01 | .01 |
| Adjusted net income | **$ 1.46** | $ 1.23 | $ .60 |

## 10. OTHER (INCOME)/DEDUCTIONS—NET

The components of *Other (income)/deductions—net* follow:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest income | **$(382)** | $(539) | $(558) |
| Interest expense | **279** | 322 | 427 |
| Interest expense capitalized | **(28)** | (56) | (46) |
| Net interest income | **(131)** | (273) | (177) |
| Various litigation matters | **15** | — | — |
| Gains on the sales of product lines | **(34)** | — | (117) |
| Asset impairment charges | **63** | — | — |
| Gains on sales of equity investments | **—** | (17) | (216) |
| Copromotion charges for fees paid prior to regulatory approval | **32** | 206 | — |
| Loss on sale of animal health feed-additive products | **—** | — | 85 |
| Rezulin withdrawal provision | **—** | — | 136 |
| Amortization of goodwill and other intangibles | **28** | 94 | 110 |
| Net exchange (gains)/losses | **40** | 33 | (59) |
| Other, net | **(133)** | (138) | (136) |
| Other (income)/deductions—net | **$(120)** | $ (95) | $(374) |

## 11. TAXES ON INCOME

Income from continuing operations before provision for taxes on income, minority interests and the cumulative effect of a change in accounting principle consisted of the following:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| United States | **$ 4,523** | $4,193 | $1,010 |
| International | **7,273** | 5,791 | 4,491 |
| Total income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principle | **$11,796** | $9,984 | $5,501 |

The provision for taxes on income from continuing operations before the cumulative effect of a change in accounting principle consisted of the following:

| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| United States: | | | |
| Taxes currently payable: | | | |
| Federal | **$1,403** | $ 480 | $1,499 |
| State and local | **226** | 51 | 321 |
| Deferred income taxes | **(88)** | 974 | (602) |
| Total U.S. tax provision | **1,541** | 1,505 | 1,218 |
| International: | | | |
| Taxes currently payable | **1,265** | 810 | 601 |
| Deferred income taxes | **(197)** | 118 | 127 |
| Total international tax provision | **1,068** | 928 | 728 |
| Total provision for taxes on income | **$2,609** | $2,433 | $1,946 |

Amounts are reflected in the preceding tables based on the location of the taxing authorities. As of December 31, 2002, we have not made a U.S. tax provision on approximately $29 billion of unremitted earnings of our international subsidiaries. These earnings are expected, for the most part, to be reinvested overseas. It is not practical to compute the estimated deferred tax liability on these earnings.

We operate manufacturing subsidiaries in Puerto Rico that benefit from Puerto Rican incentive grants that expire at the end of 2015. Under the grants, we are partially exempt from income, property and municipal taxes. Under Section 936 of the U.S. Internal Revenue Code, Pfizer is a "grandfathered" entity and is entitled to the benefits under such statute until 2006.

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations before the cumulative effect of a change in accounting principle follows:

| (PERCENTAGES) | 2002 | 2001 | 2000 |
|---|---|---|---|
| U.S. statutory income tax rate | **35.0** | 35.0 | 35.0 |
| Earnings taxed at other than U.S. statutory rate | **(12.6)** | (11.0) | (10.3) |
| U.S. research tax credit | **(1.1)** | (0.8) | (1.9) |
| Effect of certain merger-related costs | **—** | — | 12.7 |
| All other—net | **0.8** | 1.2 | (0.1) |
| Effective tax rate for income from continuing operations before cumulative effect of a change in accounting principle | **22.1** | 24.4 | 35.4 |

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as "temporary differences." We record the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) or "deferred tax liabilities" (generally items for which we received a tax deduction but that have not yet been recorded in the consolidated statement of income).

The tax effects of the major items recorded as deferred tax assets and liabilities are:

| | 2002 DEFERRED TAX | | 2001 DEFERRED TAX | |
|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | ASSETS | LIABS. | ASSETS | LIABS. |
| Prepaid/deferred items | **$ 944** | **$ 287** | $ 685 | $ 307 |
| Inventories | **726** | **137** | 636 | 258 |
| Property, plant and equipment | **55** | **813** | 50 | 773 |
| Employee benefits | **601** | **253** | 572 | — |
| Restructurings and special charge | **186** | **83** | 211 | 38 |
| Foreign tax credit carryforwards | **253** | **—** | 302 | — |
| Other carryforwards | **53** | **—** | 124 | — |
| Unremitted earnings | **—** | **—** | — | 335 |
| All other | **385** | **174** | 299 | 231 |
| Subtotal | **3,203** | **1,747** | 2,879 | 1,942 |
| Valuation allowance | **(103)** | **—** | (150) | — |
| Total deferred taxes | **$3,100** | **$1,747** | $2,729 | $1,942 |
| Net deferred tax asset | **$1,353** | | $ 787 | |

A valuation allowance is recorded because some items recorded as deferred tax assets may ultimately not be deductible or creditable. The foreign tax credit carryforwards were generated from dividends paid or deemed to be paid by subsidiaries to the parent company between 1998 and 2001. We can carry these credits forward for five years from the year of actual payment and apply them to certain U.S. tax liabilities.

Deferred tax assets and liabilities in the preceding table, netted by taxing location, are in the following captions in the consolidated balance sheet:

| (MILLIONS OF DOLLARS) | 2002 | 2001 |
|---|---|---|
| Prepaid expenses and taxes | **$1,185** | $1,081 |
| Other assets, deferred taxes and deferred charges | **532** | 104 |
| Deferred taxes on income | **(364)** | (398) |
| Net deferred tax asset | **$1,353** | $ 787 |

The Internal Revenue Service (IRS) has completed and closed its audits of our tax returns through 1998 and Warner-Lambert Company through 1995. The IRS is currently conducting audits of Pfizer Inc's tax returns for the years 1999 and 2000 and Warner-Lambert Company for the years 1996 through 1998.

In November 1994, Belgian tax authorities notified Pfizer Research and Development Company N.V./S.A. (PRDCO), an indirect, wholly owned subsidiary of our company, of a proposed adjustment to the taxable income of PRDCO for fiscal year 1992 and, in January 1996, PRDCO received an assessment from the tax authorities for fiscal year 1993. On May 14, 2002, PRDCO reached an agreement with the Belgian authorities to settle this matter for an immaterial amount.

We believe that our accruals for tax liabilities are adequate for all open years.

## 12. BENEFIT PLANS

We provide defined benefit pension plans and defined contribution plans for the majority of employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans. A qualified plan meets the requirements of certain sections of the Internal Revenue Code and enjoys special tax advantages. It typically provides benefits to a broad group of employees and may not discriminate in favor of highly compensated employees in its coverage, benefits or contributions. We also provide benefits through supplemental (non-qualified) retirement plans to certain employees. These supplemental plans, which are not generally funded, provide out of our general assets an amount substantially equal to the difference between the amounts that would have been payable under the qualified defined benefit pension plans, in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits, and the amounts actually payable under the qualified defined benefit pension plans. In addition, we provide medical and life insurance benefits to retirees and their eligible dependents through our postretirement plans.

It is our practice to fund amounts for our qualified pension plans at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws. Liabilities for amounts in excess of these funding levels are included in our consolidated balance sheet. Our U.S. qualified pension plans have been well-funded historically and the recent decline in the equity markets coupled with the decline in long-term interest rates has not caused our pension plans to require government-mandated funding. In 2002, we made voluntary contributions in excess of minimum requirements of $485 million to our U.S. qualified plans and $125 million to our U.K. pension plans.

Our plan assets comprise a diversified mix of investments consisting principally of stocks and fixed income securities. At December 31, 2002 and 2001, stocks represented 74% and 77% of the market value of pension assets in our U.S. qualified defined benefit pension plans. Certain international subsidiaries have plans where accruals are provided or annuities are purchased under group contracts.

The major U.S. pension plans held approximately 8.7 million shares (fair value of approximately $265 million) at December 31, 2002 and 7.7 million shares (fair value of approximately $307 million) at December 31, 2001 of our common stock. The plans received approximately $4 million in dividends on these shares in 2002 and approximately $3 million in dividends in 2001.

The following table provides the weighted average actuarial assumptions at December 31:

| | PENSION | | | POSTRETIREMENT | | |
|---|---|---|---|---|---|---|
| (PERCENTAGES) | **2002** | 2001 | 2000 | **2002** | 2001 | 2000 |
| Weighted-average assumptions: | | | | | | |
| Discount rate: | | | | | | |
| U.S. plans | **6.9** | 7.3 | 7.8 | **6.8** | 7.3 | 7.8 |
| International plans | **5.1** | 5.3 | 5.3 | | | |
| Expected return on plan assets: | | | | | | |
| U.S. plans* | **10.0** | 10.0 | 10.0 | | | |
| International plans | **7.3** | 7.8 | 7.6 | | | |
| Rate of compensation increase: | | | | | | |
| U.S. plans | **4.5** | 4.5 | 4.5 | | | |
| International plans | **3.6** | 3.4 | 3.7 | | | |

*Reduced to 9% for 2003.

The net periodic benefit cost and the actuarial present value of projected benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions, that may have an impact on the cost of providing retirement benefits and in accordance with the requirements of SFAS No. 87, *Employers' Accounting for Pensions.*

The annual cost of the U.S. and international pension plans follow:

| | U.S. PLANS | | | INTERNATIONAL PLANS | | |
|---|---|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | **2002** | 2001 | 2000 | **2002** | 2001 | 2000 |
| Service cost | **$177** | $139 | $144 | **$140** | $114 | $115 |
| Interest cost | **299** | 286 | 265 | **148** | 130 | 127 |
| Expected return on plan assets | **(366)** | (400) | (392) | **(150)** | (143) | (134) |
| Amortization of: | | | | | | |
| Prior service costs | **17** | 21 | 24 | **6** | 5 | 5 |
| Net transition asset | **—** | (1) | (3) | **(1)** | (3) | (3) |
| Actuarial (gains)/ losses | **58** | (6) | (10) | **24** | 22 | 19 |
| Curtailments and settlements—net* | **—** | — | 39 | **6** | 3 | 1 |
| Net periodic benefit cost** | **$185** | $ 39 | $ 67 | **$173** | $128 | $130 |

* Includes special termination pension benefits of $38 million in 2000.

** U.S. plans include supplemental (non-qualified) retirement plans with benefit costs of $87 million in 2002, $86 million in 2001 and $106 million in 2000.

The following table presents an analysis of the changes in 2002 and 2001 in the benefit obligation, the plan assets and the funded status of the pension plans:

| | U.S. PLANS | | INTERNATIONAL PLANS | |
|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | **2002** | 2001 | **2002** | 2001 |
| **Change in projected benefit obligation (PBO)** | | | | |
| Balance beginning of year | **$ 4,302** | $3,859 | **$2,633** | $2,450 |
| Service cost for benefits earned | **177** | 139 | **140** | 114 |
| Interest cost on benefit obligation | **299** | 286 | **148** | 130 |
| Employee contributions | **—** | — | **10** | 9 |
| Plan amendments | **23** | — | **(11)** | 17 |
| Increases in PBO arising primarily from changes in actuarial assumptions | **514** | 320 | **168** | 146 |
| Foreign exchange impact | **—** | — | **176** | (82) |
| Acquisitions | **—** | — | **55** | 109 |
| Divestitures | **—** | — | **(55)** | (101) |
| Curtailments | **5** | 7 | **(2)** | (2) |
| Settlements | **—** | — | **(29)** | (19) |
| Benefits paid | **(412)** | (309) | **(129)** | (138) |
| Projected benefit obligation at end of year* | **$ 4,908** | $4,302 | **$3,104** | $2,633 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | **$ 3,862** | $4,188 | **$1,786** | $1,931 |
| Actual loss on plan assets | **(545)** | (441) | **(153)** | (132) |
| Company contributions | **622** | 424 | **285** | 143 |
| Employee contributions | **—** | — | **9** | 21 |
| Foreign exchange impact | **—** | — | **138** | (61) |
| Acquisitions | **—** | — | **10** | 76 |
| Divestitures | **—** | — | **(10)** | (68) |
| Settlements | **—** | — | **(21)** | (12) |
| Benefits paid from plan assets | **(412)** | (309) | **(114)** | (112) |
| Fair value of plan assets at end of year** | **$ 3,527** | $3,862 | **$1,930** | $1,786 |
| Funded status: | | | | |
| Plan assets less than projected benefit obligation*** | **$(1,381)** | $ (440) | **$(1,174)** | $ (847) |
| Unrecognized: | | | | |
| Net transition asset | **—** | 1 | **2** | 30 |
| Actuarial losses | **2,392** | 1,024 | **1,230** | 731 |
| Prior service costs | **203** | 197 | **46** | 58 |
| Net asset/(liability) recorded in consolidated balance sheet | **$ 1,214** | $ 782 | **$ 104** | $ (28) |

* U.S. plans include supplemental (non-qualified) retirement plans with PBO of $804 million in 2002 and $684 million in 2001.

** U.S. supplemental (non-qualified) retirement plans have no assets, as the obligation is paid directly from company assets.

*** U.S. plans include supplemental (non-qualified) retirement plans with plan assets in 2002 and 2001 less than PBO of ($804) million in 2002 and ($684) million in 2001.

The increase in the underfunded status of the pension plans in 2002 and 2001 results primarily from a continuing decrease in the discount rate used in calculating plan liabilities coupled with the effect on plan assets of the decline in global equity markets. The increase in unrecognized actuarial loss is largely reflective of this decline in global equity markets since the difference between the expected return and actual return in plan assets is largely deferred. A portion of the increase is also the result of using a lower discount rate to calculate the present value of our liabilities. In response to these developments, in 2002 we made voluntary contributions in excess of minimum requirements of $485 million to our U.S. qualified defined benefit pension plans and $125 million to our U.K. pension plans. In 2001, we made a voluntary contribution in excess of minimum requirements of $385 million to our U.S. qualified defined benefit pension plans.

The components of the net pension asset/(liability) recorded in the consolidated balance sheet consist of:

| | U.S. PLANS | | INTERNATIONAL PLANS | |
|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | **2002** | 2001 | **2002** | 2001 |
| Prepaid benefit cost | **$1,472** | $1,087 | **$ 318** | $ 156 |
| Accrued benefit liability | **(599)** | (541) | **(772)** | (592) |
| Intangible asset | **27** | 42 | **33** | 37 |
| Accumulated other comprehensive income | **314** | 194 | **525** | 371 |
| Net asset/(liability) recorded in consolidated balance sheet* | **$1,214** | $ 782 | **$ 104** | $ (28) |

* U.S. plans include supplemental (non-qualified) retirement plans with a net liability of $(258) million in 2002 and $(306) million in 2001.

Information related to both domestic and international pension plans follows:

| | U.S. PLANS | | INTERNATIONAL PLANS | |
|---|---|---|---|---|
| (MILLIONS OF DOLLARS) | **2002** | 2001 | **2002** | 2001 |
| Pension plans with an accumulated benefit obligation in excess of plan assets: | | | | |
| Fair value of plan assets | **$ —** | $ — | **$ 834** | $ 840 |
| Accumulated benefit obligation (ABO)* | **$ 599** | $ 541 | **$1,581** | $1,405 |
| Pension plans with a projected benefit obligation in excess of plan assets: | | | | |
| Fair value of plan assets | **$3,520** | $1,878 | **$1,561** | $1,458 |
| Projected benefit obligation** | **$4,905** | $2,708 | **$2,754** | $2,352 |

* U.S. plans represent supplemental (non-qualified) retirement plans with an ABO of $599 million in 2002 and $541 million in 2001.

** U.S. plans include supplemental (non-qualified) retirement plans with a PBO of $804 million in 2002 and $684 million in 2001.

Plans with an ABO in excess of plan assets are primarily our U.S. supplemental retirement plans which are not funded, as well as our plans in the U.K, Japan and Germany, whose liabilities are included in our consolidated balance sheet. Our U.S. qualified defined benefit pension plans which provide benefits to substantially all of our U.S. employees, had assets greater than their ABO at December 31, 2002.

Plans with PBOs in excess of plan assets are primarily our U.S. qualified defined benefit pension plans; U.S. supplemental (non-qualified) retirement plans, which are not generally funded; and our plans in the U.K., Japan and Germany, whose liabilities are included in our consolidated balance sheet.

*The annual costs of our postretirement health care plans follow:*

| | POSTRETIREMENT | | |
|---|---|---|---|
| (MILLIONS OF DOLLARS) | **2002** | 2001 | 2000 |
| Service cost | **$ 17** | $15 | $14 |
| Interest cost | **57** | 50 | 41 |
| Amortization of: | | | |
| Prior service costs/(gains) | **14** | 5 | (4) |
| Actuarial losses | **14** | 5 | 2 |
| Curtailments and settlements—net | **—** | — | 35 |
| Net periodic benefit cost | **$102** | $75 | $88 |

*Our postretirement health care plans are not funded. The following table presents an analysis of the changes in 2002 and 2001 in the benefit obligation of the postretirement plans:*

| | POSTRETIREMENT | |
|---|---|---|
| (MILLIONS OF DOLLARS) | **2002** | 2001 |
| **Change in accumulated postretirement benefit obligation (APBO)** | | |
| Balance beginning of year | **$ 785** | $ 604 |
| Service cost for benefits earned | **17** | 15 |
| Interest cost on benefit obligation | **57** | 50 |
| Employee contributions | **5** | 6 |
| Increases in APBO arising primarily from changes in actuarial assumptions | **113** | 168 |
| Foreign exchange impact | **(1)** | (3) |
| Curtailments | **2** | 3 |
| Benefits paid | **(73)** | (58) |
| Accumulated postretirement benefit obligation at end of year | **$ 905** | $ 785 |
| Funded status: | | |
| Plan assets less than benefit obligation | **$(905)** | $(785) |
| Unrecognized: | | |
| Net transition liability | **1** | 1 |
| Actuarial losses | **263** | 165 |
| Prior service costs | **18** | 32 |
| Net liability recorded in consolidated balance sheet | **$(623)** | $(587) |

An average increase of 9% in the cost of health care benefits was assumed for 2003 and is projected to decrease over the next six years to 5% and then remain at that level.

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2002:

| (MILLIONS OF DOLLARS) | 1% INCREASE | 1% DECREASE |
|---|---|---|
| Total of service and interest cost components | $ 9 | $(10) |
| Postretirement benefit obligation | 92 | (99) |

We have savings and investment plans in several countries including the U.S. and Puerto Rico. Employees may contribute a portion of their salaries to the plans, and we match, in company stock, a portion of the employee contributions. The contribution and match for U.S. participants are held in an employee stock ownership plan (ESOP) that was adopted in 2002. The value of our stock contributions were $139 million in 2002, $107 million in 2001 and $86 million in 2000.

## 13. LEASE COMMITMENTS

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses, or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $341 million in 2002, $280 million in 2001 and $292 million in 2000. This table shows future minimum rental commitments under noncancellable operating leases at December 31, 2002:

| (MILLIONS OF DOLLARS) | 2003 | 2004 | 2005 | 2006 | 2007 | AFTER 2007 |
|---|---|---|---|---|---|---|
| Lease commitments | $171 | $167 | $147 | $121 | $118 | $675 |

## 14. COMMON STOCK

In December 2002, our shareholders approved the issuance of up to 1.804 billion shares of our common stock to Pharmacia shareholders in connection with the proposed acquisition of Pharmacia. Also in 2002, we announced a new $16 billion share-purchase program (increased from the initial $10 billion) authorized by our board of directors. We will buy back our common stock via open market purchases or in privately negotiated transactions as circumstances and prices warrant, with the anticipation of completing the share-purchase program in 2003. Under this current share-purchase program, we purchased approximately 102 million shares of common stock at an average price of $29.41 per share, at a total cost of approximately $3 billion, in 2002. In May 2002, we completed the share-purchase program authorized in June 2001. In total, under the June 2001 program we purchased 120 million shares at a total cost of approximately $4.8 billion. In 2002, under both the 2002 and 2001 programs, we purchased approximately 153 million shares of common stock at a total cost of approximately $5 billion. Purchased shares are available for general corporate purposes.

In 2001, we purchased approximately 68.5 million shares of our common stock in the open market at an average price of $40.83 per share under the June 2001 share-purchase program and approximately 20.3 million shares of our common stock at an average price of $42.72 per share under the September 1998 share-purchase program. In 2000, we purchased approximately 23.1 million shares of our common stock in the open market at an average price of $43.46 per share.

## 15. PREFERRED STOCK PURCHASE RIGHTS

Preferred Stock Purchase Rights have a scheduled term through October 2007, although the term may be extended or the rights may be redeemed prior to expiration. One right was issued for each share of common stock issued by our company. These rights are not exercisable unless certain change-in-control events transpire, such as a person acquiring or obtaining the right to acquire beneficial ownership of 15% or more of our outstanding common stock or an announcement of a tender offer for at least 30% of our stock. The rights are evidenced by corresponding common stock certificates and automatically trade with the common stock unless an event transpires that makes them exercisable. If the rights become exercisable, separate certificates evidencing the rights will be distributed and each right will entitle the holder to purchase a new series of preferred stock at a defined price from our company. The preferred stock, in addition to preferred dividend and liquidation rights, will entitle the holder to vote with the company's common stock.

The rights are redeemable by us at a fixed price until 10 days, or longer as determined by the board of directors, after certain defined events, or at any time prior to the expiration of the rights.

We have reserved 3.0 million preferred shares to be issued pursuant to these rights. No such shares have yet been issued. At the present time, the rights have no dilutive effect on the earnings per common share calculation.

## 16. EMPLOYEE BENEFIT TRUST

The Pfizer Inc. Employee Benefit Trust (EBT) was established in 1999 to fund our employee benefit plans through the use of its holding of Pfizer Inc. stock. The consolidated balance sheet reflects the fair value of the shares owned by the EBT as a reduction of *Shareholders' equity*.

## 17. EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share were computed using the following common share data:

| (MILLIONS OF SHARES) | **2002** | 2001 | 2000 |
|---|---|---|---|
| Basic: | | | |
| Weighted average number of common shares outstanding | **6,156** | 6,239 | 6,210 |
| Diluted: | | | |
| Weighted average number of common shares outstanding | **6,156** | 6,239 | 6,210 |
| Common share equivalents—stock options and stock issuable under employee compensation plans | **85** | 122 | 158 |
| Weighted average number of common shares and common share equivalents | **6,241** | 6,361 | 6,368 |

Stock options and stock issuable under employee compensation plans representing equivalents of 244 million shares of common stock during 2002 and 136 million shares of common stock during 2001 had exercise prices greater than the average market price of Pfizer common stock. These common stock equivalents were outstanding during 2002 and 2001, but were not included in the computation of diluted earnings per share for those years because their inclusion would have had an anti-dilutive effect. There were no anti-dilutive common stock equivalents during 2000.

## 18. STOCK OPTION AND PERFORMANCE UNIT AWARDS

We have stock and incentive plans related to employees that allow for stock options, performance unit awards and stock awards.

We may grant stock options to employees, including officers, under the plans. Options are exercisable after five years or less, subject to continuous employment and certain other conditions, and expire 10 years after the grant date. Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option. The 1996 Stock Plan, a former Warner-Lambert plan, provided that, in the event of a change in control of Warner-Lambert, stock options already granted became exercisable immediately.

The following shares were available for award (in thousands) at:

- December 31, 2000 137,248
- December 31, 2001 249,572
- December 31, 2002 178,626

The table below summarizes information concerning options outstanding under the plans at December 31, 2002:

(THOUSANDS OF SHARES)

| | OPTIONS OUTSTANDING | | | OPTIONS EXERCISABLE | |
|---|---|---|---|---|---|
| RANGE OF EXERCISE PRICES | NUMBER OUTSTANDING AT 12/31/02 | WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (YEARS) | WEIGHTED AVERAGE EXERCISE PRICE (TOTAL OPTIONS) | NUMBER EXERCISABLE AT 12/31/02 | WEIGHTED AVERAGE EXERCISE PRICE (EXERCISABLE OPTIONS) |
| $0 - $5 | 4,960 | 1.5 | $ 4.10 | 4,960 | $ 4.10 |
| 5 - 10 | 40,414 | 2.3 | 6.77 | 40,414 | 6.77 |
| 10 - 15 | 40,672 | 3.9 | 11.68 | 40,672 | 11.68 |
| 15 - 20 | 37,190 | 4.8 | 17.98 | 37,190 | 17.98 |
| 20 - 30 | 15,446 | 6.1 | 24.91 | 15,424 | 24.91 |
| 30 - 40 | 91,373 | 6.5 | 33.77 | 77,801 | 33.83 |
| over 40 | 201,926 | 8.0 | 42.98 | 66,838 | 42.64 |
| | **431,981** | | | **283,299** | |

The following table summarizes the activity for the plans:

| | UNDER OPTION | |
|---|---|---|
| (THOUSANDS OF SHARES) | SHARES | WEIGHTED AVERAGE EXERCISE PRICE PER SHARE |
| Balance January 1, 2000 | 466,980 | $ 17.59 |
| Granted | 65,863 | 32.49 |
| Exercised | (130,756) | 8.79 |
| Cancelled | (6,473) | 34.23 |
| Balance December 31, 2000 | 395,614 | 22.71 |
| Granted | 79,155 | 45.34 |
| Exercised | (54,082) | 12.81 |
| Cancelled | (6,764) | 39.23 |
| Balance December 31, 2001 | 413,923 | 28.05 |
| Granted | 73,874 | 41.30 |
| Exercised | (43,135) | 14.26 |
| Cancelled | (12,681) | 36.33 |
| **Balance December 31, 2002** | **431,981** | **31.45** |

The tax benefits related to certain stock option transactions were $238 million in 2002, $395 million in 2001 and $1,306 million in 2000.

The weighted-average fair value per stock option granted was $12.58 for 2002, $15.12 for 2001 and $11.12 for 2000. We estimated the fair values using the Black-Scholes option pricing model, modified for dividends and using the following assumptions:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Expected dividend yield | **1.90%** | 1.41% | 1.54% |
| Risk-free interest rate | **4.35%** | 5.00% | 6.65% |
| Expected stock price volatility | **32.41%** | 31.45% | 30.68% |
| Expected term until exercise (years) | **5.30** | 5.50 | 5.35 |

In 2001, our shareholders approved a new Performance-Contingent Share Award Plan (the Plan) allowing a maximum of 12.5 million shares to be awarded. The Plan replaces the Performance-Contingent Share Award Program (the Program) that was established and became effective in 1993 to provide executives and other key employees the right to earn common stock awards. Similar to the previous Program, determination of award payouts under the Plan is made after the performance period ends, based upon specific performance criteria. Under the previous Program, up to 120 million shares could be awarded. The actual number of shares awarded and pending under the previous Program since its approval is 21 million shares. At December 31, 2002, participants had the right to earn up to 8.0 million shares under the previous Program and up to 2.8 million additional shares under the new Plan. Awards for performance periods beginning prior to January 1, 2002 will be made under the previous Program. Awards for performance periods beginning January 1, 2002 will be made under the new Plan. Under the previous Program, we awarded approximately 2.0 million shares in 2002, approximately 1.7 million shares in 2001 and approximately 2.3 million shares in 2000. We did not award any shares under the new Plan as of December 31, 2002. Compensation expense related to the previous Program and to the new Plan was $36 million in 2002, $94 million in 2001 and $170 million in 2000.

We entered into forward-purchase contracts that offset the potential impact on net income of our liability under the Program. At settlement date we will, at the option of the counterparty to each of the contracts, either receive our own stock or settle the contracts for cash. Other contract terms are as follows:

| | | MAXIMUM MATURITY IN YEARS | |
|---|---|---|---|
| THOUSANDS OF SHARES | PER SHARE | **2002** | 2001 |
| 3,051 | $33.84 | **.8** | — |
| 3,049 | 33.85 | — | .8 |

The financial statements include the following items related to these contracts:

*Prepaid expenses and taxes* includes:

- fair value of these contracts

*Other (income)/deductions—net* includes:

- changes in the fair value of these contracts

## 19. INSURANCE

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and the relationship of insurance coverage to self-insurance varies accordingly. As a result of recent external events, the cost of insurance has risen substantially and the availability of insurance has become more restrictive. Thus, depending upon the cost of insurance and the nature of the risk involved, the amount of self-insurance may be significant. We consider the impact of these changes as we continually assess the best way to provide for our insurance needs in the future.

## 20. LEGAL PROCEEDINGS AND CONTINGENCIES

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, environmental, and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have valid defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe that we have valid defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Among the principal matters pending to which we are a party are the following:

### PATENT MATTERS

We are involved in a number of patent suits, the majority of which involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic manufacturer. Pending suits include generic challenges to patents covering, among other products, amlodipine *(Norvasc)*, gabapentin *(Neurontin)*, fluconazole *(Diflucan)*, nifedipine *(Procardia XL)* and quinapril *(Accupril)*. In addition, counterclaims in these suits as well as various independent actions (in connection with gabapentin and nifedipine) have been filed claiming that our assertions of or attempts to enforce our patent rights constitute unfair competition and/or violations of the antitrust laws. With respect to *Zoloft* and *Lipitor*, generic companies are challenging certain of our patents; however, due to the existence of additional patents, the outcome of these challenges will not affect the timing of generic competition with these products.

#### Norvasc (amlodipine)

A manufacturer has filed an application with the FDA seeking approval to market amlodipine maleate, a different salt form from amlodipine besylate, which is employed in our product, *Norvasc*. The basic patent for *Norvasc* received an extension of term under the Hatch-Waxman Act. The manufacturer asserts that during the period of extension the exclusionary rights of the patent are restricted to amlodipine besylate and that, after the original February 2003 expiration date, sales of amlodipine maleate would not infringe our patent. In June 2002, we filed a patent infringement suit against the manufacturer in the U.S. District Court for the District of New Jersey. The manufacturer's motion to dismiss the complaint was granted in December 2002, and we have appealed that decision. If our appeal is not successful and the manufacturer's product is approved and marketed, our sales of *Norvasc* could be subject to competition from the amlodipine maleate product. We believe that our pediatric exclusivity would preclude the manufacturer from marketing an amlodipine maleate product until August 2003 even if its position regarding the scope of the patent during the extension period is upheld in litigation. A different manufacturer has filed an abbreviated new drug application with the FDA seeking to market a generic version of amlodipine besylate, asserting the invalidity of our amlodipine patents. We also filed a patent infringement suit against that manufacturer in the U.S. District Court for the District of New Jersey in October 2002.

#### Neurontin (gabapentin)

In 2000, Warner-Lambert brought patent infringement suits in various federal courts against several generic manufacturers that have filed abbreviated new drug applications with the FDA asserting the invalidity and non-infringement of our gabapentin *(Neurontin)* low-lactam patent. These suits have been consolidated for pre-trial purposes in the U.S. District Court for the District of New Jersey. The defendants have filed various summary judgment motions asserting invalidity and non-infringement on a number of grounds, and responses have been filed. The 30-month stay of FDA approval triggered by the lawsuits has expired with respect to some of these generic manufacturers and will expire as to the others in 2003; and each of these generic manufacturers has received an approvable letter from the FDA. Counterclaims in these suits as well as various independent actions have been filed claiming that our assertions of or attempts to enforce rights under our patents for gabapentin constitute unfair competition and/or violations of the antitrust laws. These counterclaims and independent actions have been consolidated in the same federal court and stayed pending the outcome of the patent infringement suits. In addition, on February 5, 2003, Warner-Lambert brought a patent infringement suit in the U.S. District Court for the Eastern District of Pennsylvania against another generic manufacturer alleging infringement of our gabapentin *(Neurontin)* low-lactam patent and another patent.

#### Diflucan (fluconazole)

Our suit against a generic manufacturer alleging infringement of our patent on fluconazole *(Diflucan)*, filed in the U.S. District Court for the Northern District of Illinois in 2000, resulted in our obtaining a summary judgment of infringement. After entry of a consent judgment, the case was settled without adverse effect to the Company. Following the decision in Illinois, we brought suit against another generic manufacturer in May 2002 in the U.S. District Court for the District of New Jersey alleging that such manufacturer's intention to produce fluconazole *(Diflucan)* would infringe the same Pfizer patent that was involved in the Illinois case.

Celebrex, Bextra (celecoxib, valdecoxib)
In 2000, the University of Rochester filed a patent infringement action against Pfizer, G.D. Searle & Co., Inc., Monsanto Co., and Pharmacia Corporation, in the U.S. District Court for the Western District of New York, alleging that sales of *Celebrex* infringe the broad method of use claims of the University's patent. The suit also alleges infringement by *Bextra*. Summary judgment motions were filed by both sides in 2002 and are awaiting decision.

PRODUCT LIABILITY MATTERS
Rezulin
The *Rezulin* litigation arises from a diabetes drug developed by Sankyo in Japan and by Warner-Lambert. *Rezulin* was reported to have been prescribed to approximately two million patients. The medication treated insulin resistance, which is the cause of type 2 diabetes, and was effective for many patients whose diabetes had not been controlled with other medications. We believe that the FDA-approved labeling and warnings appropriately communicated the risks associated with the medication, including the risk of liver injury, which occurred in a small percentage of patients. *Rezulin* was voluntarily withdrawn by Warner-Lambert in March 2000 following approval of two newer diabetes medications, which the FDA considered to have similar efficacy and fewer side effects.

As of December 31, 2002, suits involving approximately 8,700 alleged users of *Rezulin* had been filed in various federal and state courts. Many of these suits are at a preliminary stage. In the vast majority of these cases, we have not yet obtained and reviewed complete information regarding the plaintiffs and their medical conditions, and consequently, we are unable to fully evaluate the claims. A number of cases have been settled, and a smaller number have been tried, producing verdicts both for and against Warner-Lambert. We have appealed and will continue to appeal verdicts rendered in favor of plaintiffs that we believe are inappropriate and that have not otherwise been resolved. The cases pending in federal courts have all been consolidated for pre-trial proceedings in a single multi-district litigation assigned to the U.S. District Court for the Southern District of New York. On September 12, 2002, the court denied the plaintiffs' motion to certify a class of allegedly injured *Rezulin* users seeking money damages and a subclass of uninjured users seeking medical monitoring and damages for alleged consumer fraud or restitution of amounts they paid for *Rezulin*. A number of the cases pending in state courts are purported class actions.

In addition, as of December 31, 2002, approximately 1,000 alleged users of *Rezulin* had asserted claims, but had not filed suits, against the Company. Also, as of December 31, 2002, we had agreed with certain plaintiffs' lawyers to extend the statute of limitations for approximately 31,000 individuals who do not have lawsuits on file and who may or may not eventually pursue claims. We are unable to determine how many, if any, of these individuals may be able to assert claims for *Rezulin*-related injury.

We are actively engaged in defending these various lawsuits and, where appropriate, resolving the suits and claims. As in most mass tort litigation, the cases present a wide variety of claims, ranging from allegations of serious injury caused by *Rezulin* to efforts to obtain compensation notwithstanding the absence of any injury at all. Based on the information available to us at this time, only a small percentage of the claimants have suffered any serious or permanent injury caused by the medication. We are not aware of any reliable evidence supporting a conclusion that *Rezulin* had any adverse latent effect.

One of our insurance carriers that provides the first layer of excess coverage for these *Rezulin* claims has denied coverage. We believe that the carrier's position is without merit. If we are unable to resolve the matter satisfactorily with the carrier, we intend to initiate an arbitration proceeding to resolve the dispute and we would expect to prevail.

A federal grand jury in Maryland has sought documents relating to *Rezulin* from us and testimony from former Warner-Lambert employees. We are cooperating fully with this investigation.

Asbestos
In the 1960s, Pfizer acquired two businesses, the Gibsonburg Lime Products Company and Quigley Company, Inc., that sold, among other things, products containing small amounts of asbestos. The sale of these products was discontinued in the early 1970s. Gibsonburg Lime was operated as an unincorporated division of Pfizer, whereas Quigley has been and continues to be a separately incorporated subsidiary of Pfizer. As of December 31, 2002, approximately 128,000 claims naming Pfizer and/or Quigley and numerous other defendants were pending in various federal and state courts seeking damages for alleged asbestos exposure. The majority of these claims involve alleged activities of Quigley, for which any liability is solely the responsibility of Quigley. While Quigley continues to have insurance covering asbestos claims, that insurance is limited and going forward contains substantial self-insurance aspects. Quigley has conducted no active trade or business since 1992. Its sole activity is management of its asbestos-related claims.

Between 1967 and 1982, Warner-Lambert owned American Optical Corporation, which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. As of December 31, 2002, approximately 103,000 claims naming American Optical and numerous other defendants were pending in various federal and state courts seeking damages for alleged asbestos and other exposures. Several of the insurance carriers that provided coverage for the American Optical asbestos and other claims have denied coverage. We believe that these carriers' position is without merit and have initiated legal proceedings against such carriers.

Based upon available data and our experience in handling asbestos claims, we believe that a substantial portion of the plaintiffs alleging injury from Pfizer, Quigley and American Optical products do not have any impairing medical condition. For those claimants who do, we believe we have meritorious defenses.

OTHER MATTERS
Environmental Matters
We are a party to a number of proceedings brought under the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA or Superfund) and comparable state laws in which the primary relief sought is the cost of past and future remediation.

Neurontin

The U.S. Attorney's office in Boston, Massachusetts has been conducting an investigation into Warner-Lambert's promotion of *Neurontin*. The investigation originated with a *qui tam* lawsuit filed in the U.S. District Court for the District of Massachusetts by a former Warner-Lambert employee, alleging that Warner-Lambert violated the Federal False Claims Act based on certain sales and marketing practices concerning *Neurontin*. These allegations are also under review by a group of state attorneys general. We continue to cooperate fully with these inquiries. While it is possible that criminal charges and fines and/or civil penalties could result from these investigations, we are unable to estimate the amount of any such fines or penalties. These allegations also are the subject of a suit filed by certain individuals in the U. S. District Court for the Northern District of West Virginia in June 2002 and a suit filed by the Congress of California Seniors, et al., in the Superior Court of California for Los Angeles County in February 2003.

Zithromax

The previously reported investigation by a coalition of nineteen state attorneys general into the promotion of *Zithromax* for otitis media has been concluded by our entering into an assurance of voluntary compliance that included the payment of $6 million to cover investigation costs and to fund certain public service announcements.

Average Wholesale Price Litigation

On September 10, 2002, we were named as a defendant in a purported consolidated class action that previously had been pending in a multi-district proceeding in the U.S. District Court for the District of Massachusetts. The amended complaint alleges that Pfizer and other pharmaceutical manufacturers defrauded the plaintiff health care insurers and payors by selling certain products at prices lower than the published average wholesale price at which the products were reimbursed by the plaintiffs. We also were named as a defendant in suits involving substantially similar allegations in the Superior Court of California for Los Angeles County on September 26, 2002, and in the U.S. District Court for the Eastern District of New York on January 17, 2003.

MERGER LITIGATION

Warner-Lambert Acquisition

The previously reported shareholder class and derivative suits filed in New Jersey and Delaware in respect of Pfizer's acquisition of Warner-Lambert, which generally alleged that Warner-Lambert directors breached their fiduciary obligations to Warner-Lambert shareholders in connection with the initial agreement to merge with American Home Products and then with Pfizer, have all been resolved and dismissed.

Pharmacia Acquisition

Following the announcement on July 15, 2002 of our agreement to acquire Pharmacia Corporation, a suit was filed in the Delaware Chancery Court on behalf of a purported class of Pharmacia's shareholders against Pharmacia and its directors and Pfizer. The suit alleges that the price to be paid for Pharmacia's shares was inadequate as a result of the breach by Pharmacia's directors of their fiduciary duties to the Pharmacia shareholders and that Pfizer aided and abetted the alleged breach. The complaint, which we believe to be without merit, seeks damages and injunctive relief.

## 21. SEGMENT, GEOGRAPHIC AND REVENUE INFORMATION

We operate in the following two business segments:

- pharmaceutical—including:
  - treatments for cardiovascular diseases, infectious diseases, central nervous system disorders, diabetes, arthritis, urogenital conditions and allergies, as well as the manufacture of empty soft-gelatin capsules
  - products for livestock and companion animals
- consumer products—including self-medications for:
  - oral care, upper respiratory health, eye care, skin care and gastrointestinal health

Each separately managed segment offers different products requiring different marketing and distribution strategies.

We sell our products primarily to customers in the wholesale sector. In 2002, sales to our three largest wholesalers represented 45% of total revenues. These sales were concentrated in the pharmaceutical segment.

Revenues exceeded $500 million in each of seven countries outside the U.S. in 2002. The U.S. was the only country to contribute more than 10% of total revenues. The following tables present segment, geographic and revenue information:

SEGMENT

| (MILLIONS OF DOLLARS) | | PHARMACEUTICAL | CONSUMER PRODUCTS | CORPORATE/ OTHER | CONSOLIDATED |
|---|---|---|---|---|---|
| Revenues | **2002** | **$29,843** | **$2,530** | **$ —** | **$32,373** |
| | 2001 | 26,670(1)(2) | 2,354(2) | — | 29,024 |
| | 2000 | 23,784(2) | 2,261(2) | — | 26,045 |
| Segment profit | **2002** | **12,920** | **546** | **(1,670)(5)** | **11,796(6)** |
| | 2001 | 10,864 | 493 | (1,373)(5) | 9,984(6) |
| | 2000 | 8,761(3) | 527(4) | (3,787)(5) | 5,501(6) |
| Identifiable assets(7) | **2002** | **18,541** | **2,105** | **25,710** | **46,356** |
| | 2001 | 16,876 | 1,956 | 20,321 | 39,153 |
| | 2000 | 15,850 | 2,139 | 15,521 | 33,510 |
| Property, plant and equipment additions(7) | **2002** | **1,521** | **112** | **125** | **1,758** |
| | 2001 | 1,980 | 66 | 59 | 2,105 |
| | 2000 | 1,952 | 49 | 72 | 2,073 |
| Depreciation and amortization(7) | **2002** | **910** | **62** | **64** | **1,036** |
| | 2001 | 826 | 88 | 58 | 972 |
| | 2000 | 723 | 72 | 84 | 879 |

GEOGRAPHIC

| (MILLIONS OF DOLLARS) | | UNITED STATES(8) | JAPAN | ALL OTHER COUNTRIES | CONSOLIDATED |
|---|---|---|---|---|---|
| Revenues | **2002** | **$20,762** | **$1,971** | **$9,640** | **$32,373** |
| | 2001 | 18,629(1)(2) | 1,792(2) | 8,603(2) | 29,024 |
| | 2000 | 16,428(2) | 1,711(2) | 7,906(2) | 26,045 |
| Long-lived assets | **2002** | **6,975** | **439** | **5,419** | **12,833** |
| | 2001 | 6,757 | 444 | 5,030 | 12,231 |
| | 2000 | 6,275 | 484 | 4,589 | 11,348 |

(1) Includes an increase to revenues of $175 million from the harmonization of Pfizer/Warner-Lambert accounting methodology for Medicaid discounts and contract rebate accruals.

(2) Reflects reclassification of certain marketing expenses as a result of adopting EITF Issue No. 00-25 and certain sales incentives as a result of adopting EITF Issue No. 00-14. Both reclassifications were from *Selling, informational and administrative expenses to Revenues*.

(3) Includes costs of $136 million associated with the withdrawal of Rezulin, a loss on the sale of animal health's feed-additive products of $85 million and a gain on the sale of Omnicef of $39 million.

(4) Includes a gain on the sale of the Rid line of lice-control products of $78 million.

(5) Includes interest income/(expense) and corporate expenses. Corporate/Other also includes other income/(expense) of our banking and insurance subsidiaries (see note 5, "Banking and Insurance Subsidiaries"), certain performance-based compensation expenses not allocated to the operating segments and merger-related costs.

(6) Equals income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principle.

(7) Certain production facilities are shared by various segments. Property, plant and equipment, as well as capital additions and depreciation, are allocated based on physical production. Corporate assets are primarily cash, short-term investments, long-term loans and investments and assets held for sale of the Adams and Schick-Wilkinson Sword businesses (and the Tetra business in 2001 and 2000) and women's health product lines.

(8) Includes operations in Puerto Rico.

REVENUES

| | YEAR ENDED DECEMBER 31 | | |
|---|---|---|---|
| (MILLIONS OF DOLLARS) | 2002 | 2001 | 2000 |
| **Pharmaceutical** | | | |
| HUMAN PHARMACEUTICAL | | | |
| Cardiovascular diseases | **$13,348** | $11,586 | $10,338 |
| Infectious diseases | **3,615** | 3,638 | 3,523 |
| Central nervous system disorders | **5,726** | 4,740 | 3,882 |
| Diabetes | **316** | 308 | 416 |
| Arthritis | **363** | 365 | 360 |
| Allergy | **1,116** | 993 | 703 |
| Urogenital conditions | **1,735** | 1,518 | 1,343 |
| Alliance revenue | **1,596** | 1,379 | 1,158 |
| Other | **473** | 538 | 605 |
| Total human pharmaceutical excluding harmonization of accounting methodology | **28,288** | 25,065 | 22,328 |
| Harmonization of accounting methodology | **—** | 175 | — |
| Total human pharmaceutical | **28,288** | 25,240 | 22,328 |
| ANIMAL HEALTH | | | |
| Companion animal products | **524** | 459 | 379 |
| Livestock products | **595** | 562 | 670 |
| Total animal health | **1,119** | 1,021 | 1,049 |
| CAPSUGEL | **436** | 409 | 407 |
| Total pharmaceutical | **29,843** | 26,670 | 23,784 |
| **Consumer Products** | | | |
| CONSUMER HEALTHCARE | **2,530** | 2,354 | 2,261 |
| Total revenues | **$32,373** | $29,024 | $26,045 |

# Quarterly Consolidated Financial Data (Unaudited)

PFIZER INC AND SUBSIDIARY COMPANIES

| (MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA) | QUARTER FIRST | SECOND | THIRD | FOURTH |
|---|---|---|---|---|
| **2002** | | | | |
| Revenues | $ 7,747 | $7,296 | $7,996 | $9,333 |
| Costs and expenses | 4,578 | 4,759 | 4,982 | 5,627 |
| Merger-related costs | 109 | 164 | 114 | 243 |
| Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principle | 3,060 | 2,373 | 2,900 | 3,463 |
| Provision for taxes on income | 747 | 480 | 630 | 751 |
| Minority interests | 1 | — | 1 | 5 |
| Income from continuing operations before cumulative effect of a change in accounting principle | 2,312 | 1,893 | 2,269 | 2,707 |
| Discontinued operations: | | | | |
| Income from operations of discontinued businesses—net of tax | 61 | 64 | 81 | 72 |
| Gain on sale of discontinued business—net of tax | — | — | — | 77 |
| Discontinued operations—net of tax | 61 | 64 | 81 | 149 |
| Income before cumulative effect of a change in accounting principle | 2,373 | 1,957 | 2,350 | 2,856 |
| Cumulative effect of a change in accounting principle—net of tax | (410) | — | — | — |
| Net income | $1,963 | $1,957 | $2,350 | $2,856 |
| Earnings per common share—basic: | | | | |
| Income from continuing operations before cumulative effect of a change in accounting principle | $ .38 | $ .30 | $ .38 | $ .43 |
| Discontinued operations: | | | | |
| Income from operations of discontinued businesses—net of tax | .01 | .01 | .01 | .02 |
| Gain on sale of discontinued business—net of tax | — | — | — | .01 |
| Discontinued operations—net of tax | .01 | .01 | .01 | .03 |
| Income before cumulative effect of a change in accounting principle | .39 | .31 | .39 | .46 |
| Cumulative effect of a change in accounting principle—net of tax | (.07) | — | — | — |
| Net income | $ .32 | $ .31 | $ .39 | $ .46 |
| Earnings per common share—diluted: | | | | |
| Income from continuing operations before cumulative effect of a change in accounting principle | $ .37 | $ .30 | $ .37 | $ .43 |
| Discontinued operations: | | | | |
| Income from operations of discontinued businesses—net of tax | .01 | .01 | .01 | .02 |
| Gain on sale of discontinued business—net of tax | — | — | — | .01 |
| Discontinued operations—net of tax | .01 | .01 | .01 | .03 |
| Income before cumulative effect of a change in accounting principle | .38 | .31 | .38 | .46 |
| Cumulative effect of a change in accounting principle—net of tax | (.07) | — | — | — |
| Net income | $ .31 | $ .31 | $ .38 | $ .46 |
| Cash dividends paid per common share | $ .13 | $ .13 | $ .13 | $ .13 |
| Stock prices | | | | |
| High | $42.46 | $40.40 | $35.23 | $34.00 |
| Low | $39.10 | $32.75 | $25.13 | $28.25 |

All financial information reflects our confectionery, shaving and fish-care products businesses, as well as the femhrt, Loestrin and Estrostep women's health product lines, as discontinued operations.

*Merger-related costs* include transaction, integration and restructuring costs related to our merger with Warner-Lambert. *Merger-related costs* for the third and fourth quarters of 2002 include pre-integration costs related to our proposed acquisition of Pharmacia.

As of January 31, 2003, there were approximately 214,810 record holders of our common stock (symbol PFE).

# Quarterly Consolidated Financial Data (Unaudited)

PFIZER INC AND SUBSIDIARY COMPANIES

| (MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA) | QUARTER | | | |
|---|---|---|---|---|
| | FIRST | SECOND | THIRD | FOURTH |
| **2001** | | | | |
| Revenues | $6,879 | $6,872 | $7,093 | $8,180 |
| Costs and expenses | 4,112 | 4,379 | 4,338 | 5,391 |
| Merger-related costs | 234 | 233 | 111 | 242 |
| Income from continuing operations before provision for taxes on income and minority interests | 2,533 | 2,260 | 2,644 | 2,547 |
| Provision for taxes on income | 644 | 542 | 638 | 611 |
| Minority interests | 1 | 8 | 2 | 2 |
| Income from continuing operations | 1,888 | 1,710 | 2,004 | 1,934 |
| Discontinued operations: | | | | |
| Income from operations of discontinued businesses—net of tax | 42 | 119 | 68 | 22 |
| Gain on sale of discontinued business—net of tax | – | – | – | – |
| Discontinued operations—net of tax | 42 | 119 | 68 | 22 |
| Net income | $1,930 | $1,829 | $2,072 | $1,956 |
| Earnings per common share—basic: | | | | |
| Income from continuing operations | $ .30 | $ .27 | $ .32 | $ .32 |
| Discontinued operations: | | | | |
| Income from operations of discontinued businesses—net of tax | .01 | .02 | .01 | – |
| Gain on sale of discontinued business—net of tax | – | – | – | – |
| Discontinued operations—net of tax | .01 | .02 | .01 | – |
| Net income | $ .31 | $ .29 | $ .33 | $ .32 |
| Earnings per common share—diluted: | | | | |
| Income from continuing operations | $ .29 | $ .27 | $ .32 | $ .30 |
| Discontinued operations: | | | | |
| Income from operations of discontinued businesses—net of tax | .01 | .02 | .01 | – |
| Gain on sale of discontinued business—net of tax | – | – | – | – |
| Discontinued operations—net of tax | .01 | .02 | .01 | – |
| Net income | $ .30 | $ .29 | $ .33 | $ .30 |
| Cash dividends paid per common share | $ .11 | $ .11 | $ .11 | $ .11 |
| Stock prices | | | | |
| High | $46.75 | $45.23 | $42.23 | $44.04 |
| Low | $34.01 | $38.50 | $34.00 | $38.32 |

All financial information reflects our confectionery, shaving and fish-care products businesses, as well as the femhrt, Loestrin and Estrostep women's health product lines, as discontinued operations.

The 2001 data was reclassified to reflect the reclassifications between *Revenues and Costs and expenses* as a result of the January 1, 2002 adoption of EITF Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products*—codified within EITF Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer*.

In the second quarter of 2001, we brought the accounting methodology pertaining to accruals for estimated liabilities related to Medicaid discounts and contract rebates of Warner-Lambert Company (Warner-Lambert) into conformity with our historical method. This adjustment increased revenues in the second quarter of 2001 by $175 million.

*Merger-related costs* include transaction, integration and restructuring costs related to our merger with Warner-Lambert.

# Financial Summary

PFIZER INC AND SUBSIDIARY COMPANIES

| | YEAR ENDED DECEMBER 31 | | | | | |
|---|---|---|---|---|---|---|
| (MILLIONS, EXCEPT PER COMMON SHARE DATA) | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
| Revenues[1] | **$32,373** | 29,024 | 26,045 | 26,940 | 23,017 | 18,975 |
| Research and development | **5,176** | 4,776 | 4,374 | 4,036 | 3,305 | 2,536 |
| Other costs and expenses | **14,771** | 13,445 | 12,947 | 15,926 | 15,315 | 12,460 |
| Merger-related costs[2] | **630** | 819 | 3,223 | 33 | – | – |
| Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principle | **11,796** | 9,984 | 5,501 | 6,945 | 4,397 | 3,979 |
| Provision for taxes on income | **2,609** | 2,433 | 1,946 | 1,968 | 1,163 | 1,081 |
| Income from continuing operations before cumulative effect *of a change in accounting principle* | **9,181** | 7,537 | 3,542 | 4,972 | 3,232 | 2,888 |
| Discontinued operations—net of tax | **355** | 251 | 184 | (20) | 1,401 | 131 |
| Cumulative effect of a change in accounting principle—net of tax[3] | **(410)** | – | – | – | – | – |
| *Net income* | **$ 9,126** | 7,788 | 3,726 | 4,952 | 4,633 | 3,019 |
| Effective tax rate—continuing operations | **22.1%** | 24.4% | 35.4% | 28.3% | 26.4% | 27.2% |
| Depreciation | **$ 976** | 860 | 771 | 773 | 668 | 588 |
| Property, plant and equipment additions | **1,758** | 2,105 | 2,073 | 2,493 | 1,951 | 1,391 |
| Cash dividends paid | **3,168** | 2,715 | 2,197 | 1,820 | 1,501 | 1,294 |
| As of December 31 | | | | | | |
| *Working capital*[4] | **6,226** | 5,483 | 6,048 | 4,415 | 3,806 | 3,405 |
| Property, plant and equipment—net | **10,712** | 9,783 | 8,757 | 8,685 | 7,237 | 6,248 |
| Total assets[4] | **46,356** | 39,153 | 33,510 | 31,372 | 27,227 | 22,964 |
| Long-term debt | **3,140** | 2,609 | 1,123 | 1,774 | 1,794 | 2,561 |
| Long-term capital[5] | **23,505** | 21,348 | 17,575 | 16,240 | 14,820 | 13,809 |
| Shareholders' equity | **19,950** | 18,293 | 16,076 | 13,950 | 12,616 | 10,901 |
| Earnings per common share—basic: | | | | | | |
| Income from continuing operations before cumulative effect of a change in accounting principle | **$ 1.49** | 1.21 | .57 | .81 | .53 | .48 |
| Discontinued operations—net of tax | **.06** | .04 | .03 | – | .23 | .02 |
| Cumulative effect of a change in accounting principle—net of tax[3] | **(.07)** | – | – | – | – | – |
| Net income | **$ 1.48** | 1.25 | .60 | .81 | .76 | .50 |
| Earnings per common share—diluted: | | | | | | |
| Income from continuing operations before cumulative effect of a change in accounting principle | **$ 1.47** | 1.18 | .56 | .79 | .51 | .46 |
| Discontinued operations—net of tax | **.06** | .04 | .03 | (.01) | .22 | .02 |
| *Cumulative effect of a change in accounting principle—net of tax*[3] | **(.07)** | – | – | – | – | – |
| Net income | **$ 1.46** | 1.22 | .59 | .78 | .73 | .48 |
| Market value per share (December 31) | **$ 30.57** | 39.85 | 46.00 | 32.44 | 41.67 | 24.85 |
| Return on shareholders' equity | **47.7%** | 45.3% | 24.8% | 37.3% | 39.4% | 29.4% |
| Cash dividends paid per common share[6] | **$ .52** | .44 | .36 | .30⅔ | .25⅓ | .22⅔ |
| Shareholders' equity per common share | **$ 3.27** | 2.95 | 2.58 | 2.28 | 2.06 | 1.79 |
| Current ratio | **1.34:1** | 1.40:1 | 1.50:1 | 1.37:1 | 1.38:1 | 1.47:1 |
| Weighted average shares used to calculate: | | | | | | |
| Basic earnings per common share amounts | **6,156** | 6,239 | 6,210 | 6,126 | 6,120 | 6,084 |
| Diluted earnings per common share amounts | **6,241** | 6,361 | 6,368 | 6,317 | 6,362 | 6,297 |

2001, 2000, 1999 and 1998 data was reclassified to reflect reclassifications between *Revenues* and *Other costs and expenses* of $108 million in 2001, $105 million in 2000, $226 million in 1999 and $214 million in 1998 as a result of the January 1, 2002 adoption of EITF Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.* We have not reclassified periods prior to 1998 for EITF Issue No. 00-25. After we reorganized our financial systems due to the merger with Warner-Lambert Company (Warner-Lambert), the level of detail necessary to develop an EITF 00-25 amount for periods prior to 1998 was no longer available.

All financial information for 2002, 2001 and 2000 reflects our confectionery, shaving and fish-care products businesses as well as the femhrt, Loestrin and Estrostep women's health product lines as discontinued operations. We have not restated periods prior to 2000 for these discontinued operations because the data are not available. After we reorganized our financial systems due to the merger with Warner-Lambert, the level of detail necessary to develop financial information for these discontinued operations for periods prior to 2000 was no longer available. All financial information reflects the previously discontinued Medical Technology Group (MTG) and Food Science businesses as discontinued operations.

We have restated all common share and per share data for the 1999 three-for-one stock split.

(1) In 2001, we brought the accounting methodology pertaining to accruals for estimated liabilities related to Medicaid discounts and contract rebates of Warner-Lambert into conformity with our historical method. This adjustment increased revenues in 2001 by $175 million.

(2) *Merger-related* costs include the following:

2002—Integration costs of $345 million and restructuring charges of $187 million related to our merger with Warner-Lambert in 2000 and pre-integration costs of $98 million related to our proposed acquisition of Pharmacia.

2001—Integration costs of $456 million and restructuring charges of $363 million related to our merger with Warner-Lambert in 2000.

2000—Transaction costs directly related to our merger with Warner-Lambert of $226 million; costs *related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger* of $1,838 million; integration costs of $242 million and restructuring charges of $917 million.

1999—Transaction costs directly related to the merger with Agouron Pharmaceuticals, Inc. of $33 million.

(3) In 2002, as a result of adopting SFAS No. 142, we recorded pre-tax charges of $565 million ($410 million net of tax).

(4) Total assets for 2002, 2001 and 2000 include assets held for sale of our confectionery and shaving businesses (and the Tetra business in 2001 and 2000) as well as the femhrt, Loestrin and Estrostep women's health product lines. Total assets in 1997 include net assets of discontinued operations of our MTG businesses.

(5) Defined as long-term debt, deferred taxes on income, minority interests and shareholders' equity.

(6) Cash dividends paid per common share for years prior to our merger with Warner-Lambert in 2000 are those of Pfizer.

# Pfizer Leadership Team (PLT)

HENRY A. MCKINNELL, PH.D.
Chairman of the Board and
Chief Executive Officer

KAREN L. KATEN
Executive Vice President, Pfizer Inc,
President, Pfizer Pharmaceuticals Group

DAVID L. SHEDLARZ
Executive Vice President, Pfizer Inc,
Chief Financial Officer

PETER B. CORR, PH.D.
Senior Vice President, Pfizer Inc,
Science and Technology

CHARLES L. HARDWICK
Senior Vice President, Pfizer Inc,
Corporate Affairs

JEFFREY B. KINDLER
Senior Vice President, Pfizer Inc,
General Counsel

JOHN W. MITCHELL
Senior Vice President, Pfizer Inc,
President, Pfizer Global Manufacturing

ROBERT W. NORTON
Senior Vice President, Pfizer Inc,
Corporate Human Resources

# Pfizer Management Council (PMC)

(INCLUDES MEMBERS OF THE PLT)

ALEX L. BACHMANN
Vice President, Pfizer Inc,
President, Adams Division

RICHARD H. BAGGER
Senior Vice President,
Government Relations

PETER C. BRANDT
Vice President, Pfizer Inc,
Senior Vice President, Finance, Planning,
Business Development and Pfizer Health
Solutions, Pfizer Pharmaceuticals Group

LORETTA V. CANGIALOSI
Vice President, Pfizer Inc,
Controller

DANIEL P. CRONIN
Associate General Counsel, Legal Division,
General Counsel,
Pfizer Global Research and Development

GEORGE W. EVANS
Associate General Counsel, Legal Division,
General Counsel,
Pfizer Pharmaceuticals Group

JOSEPH M. FECZKO, M.D.
Vice President, Pfizer Inc,
President, Worldwide Development,
Pfizer Global Research and Development

YVONNE R. JACKSON
Senior Vice President,
Corporate Human Resources

GARY N. JORTNER
Vice President, Pfizer Inc,
Senior Vice President, Product Development,
Pfizer Pharmaceuticals Group

J. PATRICK KELLY
Vice President, Pfizer Inc,
President, U.S. Pharmaceuticals,
Pfizer Pharmaceuticals Group

JOHN L. LAMATTINA, PH.D.
Vice President, Pfizer Inc,
President, Worldwide Research
and Technology Alliances,
Pfizer Global Research and Development

ALAN G. LEVIN
Vice President, Pfizer Inc,
Finance

PEDRO LICHTINGER
Vice President, Pfizer Inc,
President, Animal Health Group

ROBERT L. MALLETT
Vice President, Pfizer Inc,
Senior Vice President, Corporate Affairs

STEWART W. MOSEBROOK
Executive Vice President, Sales,
U.S. Pharmaceuticals

DONALD R. NELSON
Senior Vice President, Human Resources,
Pfizer Pharmaceuticals Group

RICHARD A. PASSOV
Vice President, Pfizer Inc,
Treasurer

IAN C. READ
Vice President, Pfizer Inc,
President, Europe/Canada,
Pfizer Pharmaceuticals Group

LISA R. RICCIARDI
Vice President, Pfizer Inc,
Licensing and Development

MARC E. ROBINSON
President,
Consumer Healthcare

MOHAND A. SIDI SAID
Vice President, Pfizer Inc,
President, Japan/Asia/Africa/
Latin America/Middle East,
Pfizer Pharmaceuticals Group

CHARLES WILLIAMS
Chief Technology Officer, Pfizer Inc

# Board of Directors

PFIZER INC AND SUBSIDIARY COMPANIES



MICHAEL S. BROWN, M.D.[4, 5]
Distinguished Chair, Biomedical Sciences,
Regental Professor, University of Texas
Southwestern Medical Center



M. ANTHONY BURNS[1, 3]
Chairman Emeritus
Ryder System, Inc.



ROBERT N. BURT[2]
Retired Chairman and CEO
FMC Corporation and
FMC Technologies, Inc.



W. DON CORNWELL[2]
Chairman and CEO
Granite Broadcasting Corporation



WILLIAM H. GRAY III[4]
President and CEO
The College Fund/UNCF



CONSTANCE J. HORNER[1, 4]
Guest Scholar
The Brookings Institution



WILLIAM R. HOWELL[2]
Chairman Emeritus
J.C. Penney Company, Inc.



STANLEY O. IKENBERRY, PH.D.[1, 4, 5]
President Emeritus
University of Illinois



HARRY P. KAMEN[2, 4]*
Former Chairman, President, and CEO
Metropolitan Life Insurance Company



GEORGE A. LORCH[3]
Chairman Emeritus
Armstrong Holdings, Inc.



HENRY A. MCKINNELL, PH.D.[1]
Chairman of the Board and
Chief Executive Officer
Pfizer Inc



DANA G. MEAD, PH.D.[3]
Retired Chairman and CEO
Tenneco, Inc.



FRANKLIN D. RAINES[3, 5]
Chairman and CEO
Fannie Mae



RUTH J. SIMMONS, PH.D.[4]
President
Brown University



WILLIAM C. STEERE, JR.
Chairman of the Board Emeritus
Pfizer Inc



JEAN-PAUL VALLÈS, PH.D.[2]
Chairman Emeritus
Minerals Technologies Inc.

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Corporate Governance Committee
(5) Science and Technology Committee
* Will be retiring as a Pfizer Director on April 24, 2003

# Corporate and Shareholder Information

PFIZER INC AND SUBSIDIARY COMPANIES

## STOCK LISTINGS

Our Common Stock is listed on the New York Stock Exchange. It is also listed on the London, Euronext, and Swiss stock exchanges.

Our Common Stock is also traded on various United States regional stock exchanges.

## STOCK TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: (800) PFE 9393
Internet: www.equiserve.com

## SHAREHOLDER SERVICES AND PROGRAMS

Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record and stock transfer matters, and also for information on the following services and programs:

- Shareholder Investment Program
  - *direct purchase of Pfizer stock*
  - *dividend reinvestment*
  - *automatic monthly investments*
- Book-entry share ownership
- Direct deposit of dividends

## ELECTRONIC DELIVERY OF PROXY MATERIALS

Shareholders of record may elect to receive future proxy materials electronically, instead of receiving paper copies in the mail. Participants will receive an e-mail message providing links on the Internet to our Proxy Statement, Annual Report, and electronic voting site. If you would like to enroll in the electronic proxy delivery service, please go to www.econsent.com/pfe.

## FORM 10-K

Upon written request, we will provide without charge a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Requests should be directed to:

Secretary
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755

The report will also be available on our web site at www.pfizer.com.

## ANNUAL MEETING OF SHAREHOLDERS

Our Annual Meeting will be held on Thursday, April 24, 2003, at 10:00 a.m., at our Ann Arbor Global Research and Development site, 2800 Plymouth Road, Ann Arbor, Michigan. Detailed information about the meeting is contained in our Notice of Annual Meeting and Proxy Statement.

## POLITICAL ACTION COMMITTEE (PAC)

To request a copy of our 2002 PAC campaign contributions report, contact the Office of the Secretary, Pfizer Inc.

## ENVIRONMENTAL, HEALTH, AND SAFETY REPORT

Pfizer takes great pride in our environmental, health, and safety performance. A new report has been published detailing our efforts to protect the environment and provide a safe and healthy workplace for employees.

You can access the report online at www.pfizer.com/ehs.

## HELPLINES

Consumers or healthcare professionals who have questions about any of our medicines should call: (800) 438 1985.

People interested in receiving literature about us should call: (800) PFE 4717.

## SEND US YOUR FEEDBACK

We value your views on this annual report. Did it help you to better understand Pfizer? Was the information presented in a reader-friendly manner? Please send us your comments at annual.report@pfizer.com.

Pfizer Shareholder Advocates

Pfizer Shareholder Advocates

Learn more about protecting pharmaceutical innovation and expanding prescription drug coverage for America's seniors without price controls. Also learn how you can contact your elected officials at the state and Federal level to protect medical discovery and innovation. To find out more about the Pfizer Shareholder Advocates program please call 1-800-777-8830.



*In Memoriam:* Ed Pratt, 1927-2002

The people of Pfizer dedicate this annual report to Ed Pratt, our former Chairman and Chief Executive Officer, who passed away on September 5, 2002.

During his 20-year tenure as Chairman, from 1972 to 1992, Ed transformed Pfizer from a diversified manufacturing company to a research-based pharmaceutical company. Under his leadership, Pfizer's revenues increased seven-fold, and we significantly expanded our international operations. Just as importantly, Ed was well known for his emphasis on the values that live on at Pfizer today, and for the development of leaders worldwide.

"I'm a people person, and that's what I brought to Pfizer. I told my colleagues that if we were creative, had fun and worked hard, we could be among the best of the best."—Ed Pratt



10%
TOTAL RECOVERED FIBER

Design: VSA Partners-New York City;
Photography: Principal, Neil Selkirk; additional, Misha Gravenor, Richard Lord, Ed Quinn and William Vasquez.

Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
212 573 2323
www.pfizer.com